

03023819

ORIGINAL EXECUTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PORTION OF EXHIBIT 99.3 TO REGISTRATION STATEMENT ON FORM S-1 (NO. 333-105899) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



RECD S.E.C.
JUN 2 4 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

KNBT Bancorp, Inc.
(Exact Name of Registration as Specified in Charter)

0001236964
(Registrant CIK Number)

Exhibit 99.3 to Registration Statement on Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-105899
(SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Pennsylvania, on the 24th day of June 2003.

KNBT BANCORP, INC.

By: ______________________________
Eugene T. Sobol
Senior Executive Vice President and
Chief Operating Officer

CONVERSION APPRAISAL REPORT

KNBT BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
KEYSTONE SAVINGS BANK
(To Be Known as: Keystone Nazareth Bank & Trust Company)
Bethlehem, Pennsylvania

Dated As Of:
May 30, 2003

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210

Arlington, Virginia 22209

[TEXT GOES HERE]

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 28, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.10	313
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	13.98	171
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	16.50	220
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,016	15	12-31	05/86	30.00	136
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,000 D	15	03-31	03/01	20.45	174
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	868	14	12-31	03/96	25.95	129
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	829	13	06-30	04/02	16.00	181
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	818	13	12-31	07/98	14.95	79
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	811	8	12-31	04/98	19.75	91
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	776	17	12-31	12/99	23.54	124
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	761	13	12-31	06/94	18.30	79
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	727	12	12-31	03/99	25.01	91
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	720	13	12-31	07/94	30.27	83

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 05/28/03

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2003

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Keystone Savings Bank																				
March 31, 2003	4.6	43.3	45.8	75.0	11.1	0.9	11.8	2.8	9.0	0.0	63.67	NM	13.42	49.00	NM	81.08	45.27	6.42	6.42	12.37
All Public Companies	6.3	24.4	65.0	67.6	19.9	0.1	10.4	0.6	9.8	0.0	8.78	17.62	5.56	9.65	3.54	4.69	4.35	9.08	8.99	16.31
State of PA	5.0	42.1	48.8	62.5	26.2	0.2	8.6	0.6	8.0	0.0	6.81	17.26	-2.07	5.74	17.25	4.92	3.39	7.53	7.61	16.06
Comparable Group Average	6.9	26.5	62.2	66.8	20.5	0.0	11.3	0.5	10.8	0.0	4.49	-0.51	6.07	6.48	-1.38	-0.29	-0.77	8.97	9.15	17.21
Mid-Atlantic Companies	6.7	39.9	49.7	63.5	23.8	0.0	11.1	0.4	10.7	0.0	5.44	5.33	5.42	5.77	22.68	-0.13	-0.13	8.87	8.87	19.30
Mid-West Companies	5.0	16.2	73.6	67.4	19.6	0.0	11.5	0.6	10.9	0.0	4.17	-5.69	8.83	7.41	-1.35	-1.57	-2.43	9.01	9.01	14.00
New England Companies	14.0	35.9	47.4	71.4	16.9	0.0	10.8	0.2	10.7	0.0	3.68	5.93	-2.32	4.68	-49.61	3.92	4.06	NM	9.99	24.72
Comparable Group																				
Mid-Atlantic Companies																				
GAF GA Financial Corp., Inc. of PA	3.6	40.1	52.8	62.0	25.5	0.0	11.1	0.0	11.1	0.0	-0.31	-0.19	-1.46	-0.01	0.00	0.49	0.69	9.46	9.46	18.70
THRD TF Fin. Corp. of Newtown PA	13.5	30.6	52.0	62.0	28.1	0.0	8.7	0.7	8.1	0.0	-0.08	-2.47	1.55	3.35	-8.99	8.19	9.13	NM	NM	NM
THTL Thistle Group Holdings of PA	3.2	53.9	38.0	61.8	25.7	0.0	9.4	0.9	8.5	0.0	10.36	9.89	11.53	11.75	16.31	-9.08	-10.20	7.06	7.06	NM
WGBC Willow Grove Bancorp of PA	6.5	35.1	56.1	68.2	15.7	0.0	15.2	0.1	15.1	0.0	11.78	14.10	10.07	7.98	83.40	NM	NM	10.10	10.10	19.90
Mid-West Companies																				
CITZ CFS Bancorp, Inc of Munster IN	13.5	23.4	59.3	60.6	28.1	0.0	9.7	0.0	9.7	0.0	0.86	-8.09	7.50	4.13	-2.86	-7.29	-7.29	8.36	8.36	13.46
CTZN Citizens First Bancorp of MI	5.3	12.8	79.0	68.6	16.1	0.0	14.3	0.0	14.3	0.0	10.92	3.55	12.70	13.56	11.93	-0.84	-0.84	NM	NM	NM
EFC EFC Bancorp, Inc of Elgin IL	4.7	13.9	76.6	67.3	22.2	0.0	9.2	0.0	9.2	0.0	15.14	22.26	12.71	21.82	2.39	6.96	6.96	8.76	8.76	13.06
FPFC First Place Fin. Corp. of OH	2.0	26.3	62.0	70.9	15.9	0.0	11.9	1.6	10.3	0.0	-8.06	-31.96	-0.11	-1.85	-31.00	-2.78	-4.82	9.40	9.40	16.40
HMNF HMN Financial, Inc. of MN	4.3	14.6	77.6	58.8	28.8	0.0	9.8	0.6	9.3	0.0	5.93	-33.56	24.37	8.23	0.69	2.20	2.52	8.21	8.21	11.71
MFSF MutualFirst Fin. Inc. of IN	2.5	5.8	84.8	71.6	14.8	0.0	12.0	0.1	11.9	0.0	1.42	11.38	0.41	2.48	8.74	-11.84	-11.87	11.11	11.11	16.77
UCFC United Community Fin. of OH	2.7	16.6	76.0	73.7	11.5	0.0	13.6	1.9	11.6	0.0	2.99	-3.43	4.25	3.51	0.68	2.62	-1.64	8.23	8.23	12.62
New England Companies																				
MASB MassBank Corp. of Reading MA	25.3	42.4	29.9	88.1	0.0	0.0	11.2	0.1	11.1	0.0	2.74	10.17	-11.37	3.20	-100.00	-0.41	-0.42	NM	10.54	33.43
WRO Woronoco Bancorp, Inc of MA	2.8	29.4	64.8	54.7	33.7	0.0	10.4	0.3	10.2	0.0	4.63	1.69	6.73	6.16	0.79	8.25	8.54	NM	9.45	16.00

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Keystone Savings Bank																			
March 31, 2003	0.90	5.63	2.35	3.28	0.12	3.15	0.00	0.00	0.76	0.76	2.86	0.11	0.26	0.00	6.03	2.76	3.27	3,115	25.17
All Public Companies	0.88	5.88	2.73	3.15	0.19	2.97	0.05	0.00	0.52	0.56	2.44	0.02	-0.23	-0.01	5.97	3.04	2.92	4,629	34.06
State of PA	0.66	5.57	3.08	2.48	0.14	2.34	0.01	-0.02	0.41	0.40	1.96	0.03	0.09	0.00	5.80	3.48	2.33	5,387	26.64
Comparable Group Average	0.84	5.73	2.81	2.92	0.14	2.78	0.03	-0.02	0.45	0.45	2.27	0.03	0.25	0.00	5.98	3.24	2.74	4,427	30.63
Mid-Atlantic Companies	0.74	5.64	2.87	2.77	0.12	2.65	0.00	0.00	0.28	0.28	2.08	0.03	0.15	0.00	5.84	3.32	2.51	4,870	26.99
Mid-West Companies	0.90	5.94	2.87	3.07	0.18	2.88	0.05	-0.03	0.58	0.59	2.50	0.03	0.33	0.00	6.24	3.30	2.94	3,950	33.34
New England Companies	0.81	5.18	2.49	2.69	0.03	2.66	0.00	0.00	0.33	0.33	1.86	0.00	0.17	0.00	5.33	2.82	2.50	5,207	28.41
Comparable Group																			
Mid-Atlantic Companies																			
GAF GA Financial Corp., Inc. of PA	0.81	5.79	3.14	2.66	0.12	2.54	0.00	0.01	0.38	0.39	1.96	0.02	0.13	0.00	5.98	3.60	2.38	5,017	24.31
THRD TF Fin. Corp. of Newtown PA	0.62	5.33	2.99	2.34	0.13	2.21	0.01	0.01	0.28	0.30	1.86	0.04	0.23	0.00	5.53	3.31	2.23	4,262	24.54
THTL Thistle Group Holdings of PA	0.60	5.41	2.89	2.51	0.12	2.39	0.00	-0.02	0.22	0.20	2.09	0.05	0.07	0.00	5.69	3.41	2.28	6,012	25.99
WGBC Willow Grove Bancorp of PA	0.93	6.04	2.46	3.57	0.12	3.45	0.00	0.00	0.22	0.22	2.41	0.02	0.15	0.00	6.15	2.98	3.17	4,189	33.12
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	0.40	5.24	3.20	2.03	0.14	1.89	0.08	0.00	0.56	0.64	2.04	0.00	-0.06	0.00	5.45	3.63	1.83	4,868	38.86
CTZN Citizens First Bancorp of MI	1.25	6.06	2.66	3.40	0.13	3.27	0.05	0.00	0.49	0.54	2.44	0.00	0.40	0.00	6.24	3.17	3.06	4,320	38.50
EFC EFC Bancorp, Inc of Elgin IL	0.82	5.96	2.99	2.97	0.11	2.86	0.00	0.01	0.57	0.57	2.27	0.00	0.03	0.00	6.26	3.36	2.89	5,231	32.28
FPFC First Place Fin. Corp. of OH	0.96	5.81	3.03	2.78	0.17	2.62	-0.21	-0.01	0.60	0.38	2.21	0.06	0.70	0.00	6.28	3.48	2.79	3,406	32.44
HMNF HMN Financial, Inc. of MN	0.65	5.81	2.83	2.98	0.35	2.63	0.00	-0.19	0.42	0.23	2.59	0.02	0.62	0.00	6.04	3.21	2.83	3,905	29.48
MFSF MutualFirst Fin. Inc. of IN	1.12	6.38	2.83	3.55	0.19	3.35	0.00	-0.05	0.62	0.58	2.57	0.01	0.22	0.00	6.85	3.30	3.55	3,347	29.03
UCFC United Community Fin. of OH	1.08	6.29	2.54	3.75	0.18	3.57	0.41	0.00	0.77	1.18	3.41	0.10	0.44	0.00	6.59	2.98	3.61	2,576	32.80
New England Companies																			
MASB MassBank Corp. of Reading MA	0.91	4.53	2.12	2.41	0.00	2.41	0.00	0.00	0.11	0.11	1.20	0.00	0.07	0.00	4.62	2.41	2.21	6,310	35.87
WRO Woronoco Bancorp, Inc of MA	0.72	5.84	2.87	2.97	0.06	2.92	0.00	0.00	0.55	0.55	2.51	0.01	0.27	0.00	6.03	3.23	2.80	4,105	20.95

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2003

Institution	Portfolio Composition as a Percent Assets								
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Keystone Savings Bank	29.50	22.84	4.04	6.73	1.80	12.21	52.43	377,037	1,558
All Public Companies	12.99	38.05	4.43	14.72	4.21	3.86	59.37	629,616	5,527
State of PA	26.12	28.66	2.57	9.84	3.75	3.67	52.05	369,867	2,906
Comparable Group Average	14.56	38.59	3.80	12.24	4.12	3.23	58.95	164,859	1,305
Comparable Group									
CITZ CFS Bancorp, Inc of Munster IN	19.92	26.97	7.68	21.38	0.16	2.51	65.77	14,982	0
CTZN Citizens First Bancorp of MI	0.49	49.18	2.08	13.71	7.30	6.15	67.64	371,500	2,514
EFC EFC Bancorp, Inc of Elgin IL	1.79	54.30	2.20	14.97	0.38	2.13	68.96	0	0
FPFC First Place Fin. Corp. of OH	8.94	45.51	4.03	5.77	5.85	1.22	57.73	773,797	6,640
GAF GA Financial Corp., Inc. of PA	20.07	27.71	3.40	12.79	8.32	3.56	52.43	0	0
HMNF HMN Financial, Inc. of MN	6.82	31.83	9.97	16.43	2.57	11.63	74.44	360,293	2,838
MASB MassBank Corp. of Reading MA	18.61	30.79	0.06	0.16	0.45	0.01	32.58	4,360	0
MFSF MutualFirst Fin. Inc. of IN	2.12	48.59	2.80	8.28	20.04	4.52	71.04	28,535	1,225
THRD TF Fin. Corp. of Newtown PA	23.58	36.63	1.52	11.09	1.60	0.83	46.42	11,961	14
THTL Thistle Group Holdings of PA	45.20	18.81	3.46	11.27	0.19	3.23	46.02	32,059	0
UCFC United Community Fin. of OH	7.96	50.40	6.47	15.24	2.79	2.20	67.77	436,782	3,027
WGBC Willow Grove Bancorp of PA	22.36	31.21	3.71	17.74	2.36	2.54	53.89	40,883	115
WRO Woronoco Bancorp, Inc of MA	11.37	49.77	2.00	10.27	1.58	1.53	61.66	68,009	592

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02	12/31/01
					(change in net interest income is annualized in basis points)					
	Keystone Savings Bank	9.0	107.7	6.3	-14	48	-3	-12	13	30
	First Colonial Group, Inc.				7	-43	5	-7	1	-7
	All Public Companies	9.7	108.7	4.2	-7	-6	-3	4	3	11
	State of PA	8.1	108.0	4.0	-1	-14	-8	5	3	-6
	Comparable Group Average	10.8	109.7	4.3	-9	-6	0	7	-2	3
	Comparable Group									
CITZ	CFS Bancorp, Inc of Munster IN	9.7	108.3	3.8	-19	-31	-13	34	10	-35
CTZN	Citizens First Bancorp of MI(1)	14.8	114.9	3.0	NA	-57	18	-13	-12	15
EFC	EFC Bancorp, Inc of Elgin IL	9.2	106.5	4.8	-3	20	-18	-14	7	24
FPFC	First Place Fin. Corp. of OH	10.3	104.0	9.7	-8	36	-5	3	-13	-2
GAF	GA Financial Corp., Inc. of PA	11.1	110.2	3.5	-12	6	11	10	-5	-8
HMNF	HMN Financial, Inc. of MN	9.3	110.1	3.5	-1	-14	10	-4	-6	27
MASB	MassBank Corp. of Reading MA	11.1	110.8	2.3	-24	6	3	-1	9	9
MFSF	MutualFirst Fin. Inc. of IN	11.9	107.6	7.0	-8	9	-4	9	10	-3
THRD	TF Fin. Corp. of Newtown PA	8.1	106.5	4.0	-8	-22	-15	-6	-2	-8
THTL	Thistle Group Holdings of PA	8.5	108.7	4.9	3	-28	13	-4	3	7
UCFC	United Community Fin. of OH	11.6	112.0	4.6	2	1	-14	45	2	-2
WGBC	Willow Grove Bancorp of PA	15.1	116.5	2.2	-23	-7	16	23	-11	-2
WRO	Woronoco Bancorp, Inc of MA	10.2	109.6	3.0	-1	-3	3	-0	-13	21

(1) Financial information is for the quarter ending December 31, 2002.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Keystone Savings Bank	0.02	0.24	0.43	0.74	170.77	142.18	1,296	0.17
All Public Companies	0.11	0.69	0.89	1.06	211.55	177.23	364	0.18
State of PA	0.09	0.68	1.05	1.15	158.24	146.58	389	0.13
Comparable Group Average	0.08	0.53	0.65	0.90	227.77	189.69	233	0.09
Comparable Group								
CITZ CFS Bancorp, Inc of Munster IN	0.01	1.08	1.78	0.96	53.86	53.22	992	0.00
CTZN Citizens First Bancorp of MI	0.04	0.26	0.28	1.34	474.42	409.19	222	0.11
EFC EFC Bancorp, Inc of Elgin IL	0.00	0.21	0.28	0.53	192.19	192.19	0	0.00
FPFC First Place Fin. Corp. of OH	0.00	1.06	NA	1.05	NA	59.59	602	0.27
GAF GA Financial Corp., Inc. of PA	0.01	0.26	0.48	0.85	179.17	172.64	343	0.30
HMNF HMN Financial, Inc. of MN	0.19	0.81	0.81	0.97	120.08	91.72	31	0.02
MASB MassBank Corp. of Reading MA	0.00	0.04	0.15	0.86	592.19	592.19	2	0.00
MFSF MutualFirst Fin. Inc. of IN	0.21	0.81	0.70	0.97	139.77	102.27	220	0.13
THRD TF Fin. Corp. of Newtown PA	0.25	0.58	0.64	0.55	85.93	49.00	79	0.09
THTL Thistle Group Holdings of PA	0.19	0.30	NA	0.83	NA	105.67	34	0.00
UCFC United Community Fin. of OH	0.06	0.90	1.11	1.04	93.83	87.33	211	0.06
WGBC Willow Grove Bancorp of PA	0.05	0.49	0.73	1.09	149.10	125.94	285	0.24
WRO Woronoco Bancorp, Inc of MA	0.00	0.10	0.16	0.66	424.97	424.97	7	0.01

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Public Market Pricing
Keystone Savings Bank and the Comparables
As of May 30, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book												Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Keystone Savings Bank																				
Superrange	10.00	301.05	0.47	12.54	17.95	79.76	15.96	91.51	21.19	0.00	0.00	0.00	1,887	20.00	0.20	0.75	3.76	0.89	4.44	202.0
Range Maximum	10.00	272.59	0.51	12.98	16.62	77.07	14.63	89.30	19.70	0.00	0.00	0.00	1,863	18.99	0.20	0.74	3.91	0.88	4.64	175.7
Range Midpoint	10.00	247.84	0.55	13.44	15.42	74.41	13.45	87.07	18.34	0.00	0.00	0.00	1,842	18.08	0.20	0.73	4.06	0.87	4.83	152.8
Range Minimum	10.00	223.10	0.59	14.00	14.16	71.40	12.25	84.51	16.91	0.00	0.00	0.00	1,822	17.15	0.20	0.72	4.22	0.86	5.04	129.8
All Public Companies(7)																				
Averages	21.26	317.55	1.08	15.25	15.38	143.34	14.84	154.09	17.33	0.46	2.25	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18	
Medians	---	---	---	---	14.29	132.73	13.13	140.90	16.24	---	---	---	---	---	---	---	---	---	---	
All Non-MHC State of PA(7)																				
Averages	19.44	362.54	1.12	14.89	16.83	132.92	10.98	148.15	18.65	0.48	2.42	41.88	3,407	8.32	0.55	0.69	8.57	0.64	7.93	
Medians	---	---	---	---	16.49	134.39	10.54	143.60	18.12	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	20.64	146.55	0.98	16.70	17.72	123.01	13.98	128.76	21.33	0.53	2.61	48.13	1,037	11.28	0.53	0.84	7.22	0.67	5.78	
Medians	---	---	---	---	16.73	123.94	14.10	126.50	20.17	---	---	---	---	---	---	---	---	---	---	
State of PA																				
ESBF ESB Financial Corp. of PA	14.75	155.54	0.92	9.48	16.95	155.59	11.65	169.54	16.03	0.33	2.24	35.87	1,335	7.49	0.27	0.70	9.97	0.74	10.54	
FSBI Fidelity Bancorp, Inc. of PA	20.10	53.71	1.43	16.71	12.72	120.29	8.53	130.18	14.06	0.48	2.39	33.57	630	7.09	0.95	0.69	10.12	0.62	9.16	
FBBC First Bell Bancorp, Inc. of PA(7)	26.24	119.02	1.76	16.36	14.18	160.39	13.14	160.39	14.91	0.60	2.29	34.09	906	8.19	0.20	0.95	11.43	0.90	10.87	
FKFS First Keystone Fin., Inc of PA	23.74	47.15	1.21	16.40	16.49	144.76	8.69	144.76	19.62	0.40	1.68	33.06	543	6.00	0.67	0.55	8.92	0.46	7.49	
GAF GA Financial Corp., Inc. of PA	25.60	127.59	1.25	19.36	18.16	132.23	14.70	132.37	20.48	0.80	3.13	64.00	868	11.12	0.26	0.81	7.14	0.72	6.33	
HARL Harleysville Svgs Fin Cp of PA	25.11	57.18	2.04	17.38	12.25	144.48	8.67	144.48	12.31	0.64	2.55	31.37	659	6.00	0.04	0.76	12.34	0.75	12.28	
LARL Laurel Capital Group Inc of PA	19.54	36.79	1.45	14.54	13.38	134.39	11.62	162.16	13.48	0.76	3.89	52.41	317	8.64	0.34	0.98	10.20	0.97	10.13	
NEPF Northeast PA Fin. Corp of PA	15.60	65.16	0.52	16.12	14.58	96.77	7.19	119.54	30.00	0.48	3.08	NM	906	7.43	0.55	0.49	6.59	0.24	3.20	
PHSB PHSB Financial Corp of PA	17.80	51.92	0.82	16.07	19.78	110.77	15.12	110.77	21.71	0.40	2.25	48.78	344	13.65	0.18	0.78	5.28	0.71	4.81	
PVSA Parkvale Financial Corp of PA	23.77	132.23	1.61	17.81	15.54	133.46	8.14	151.30	14.76	0.72	3.03	44.72	1,625	6.10	0.49	0.52	8.70	0.55	9.16	
PHFC Pittsburgh Fin Corp of PA	14.59	20.79	0.69	15.98	25.60	91.30	5.48	91.93	21.14	0.38	2.60	55.07	380	6.00	1.41	0.20	3.60	0.24	4.35	
PFNC Progress Financial Corp. of PA	14.81	104.99	0.74	9.09	22.44	162.93	9.48	165.85	20.01	0.23	1.55	31.08	1,107	5.82	0.69	0.48	7.30	0.54	8.19	
SOV Sovereign Bancorp, Inc. of PA	16.32	4308.41	1.23	10.82	12.18	150.83	10.54	285.81	13.27	0.10	0.61	8.13	40,864	6.99	0.70	0.91	13.32	0.83	12.23	
THRD TF Fin. Corp. of Newtown PA	30.50	83.51	1.24	23.01	18.48	132.55	11.59	143.60	24.60	0.60	1.97	48.39	720	8.75	0.58	0.62	7.35	0.47	5.53	
THTL Thistle Group Holdings of PA	15.22	80.19	0.84	14.62	16.73	104.10	9.81	115.65	18.12	0.36	2.37	42.86	818	9.42	0.30	0.60	6.17	0.55	5.70	
WVFC WVS Financial Corp. of PA	18.50	47.84	1.39	11.65	13.12	158.80	12.99	158.80	13.31	0.64	3.46	46.04	368	8.18	1.14	0.93	12.09	0.92	11.92	
WYPT Waypoint Financial Corp of PA	18.71	611.16	1.14	12.93	12.99	144.70	10.91	148.85	16.41	0.44	2.35	38.60	5,603	7.54	0.34	0.86	10.24	0.68	8.11	
WGBC Willow Grove Bancorp of PA	15.79	179.00	0.57	11.14	24.67	141.74	21.58	142.90	27.70	0.32	2.03	56.14	829	15.23	0.49	0.92	6.41	0.82	5.71	
Comparable Group																				
CITZ CFS Bancorp, Inc of Munster IN	14.10	172.96	0.57	12.64	27.65	111.55	10.83	111.55	24.74	0.44	3.12	NM	1,597	9.71	1.08	0.39	3.83	0.44	4.28	
CTZN Citizens First Bancorp of MI	21.95	186.14	1.15	17.71	15.03	123.94	17.73	123.94	19.09	0.32	1.46	27.83	1,050	14.31	0.26	1.25	8.34	0.99	6.57	
EFC EFC Bancorp, Inc of Elgin IL	19.41	89.27	1.31	16.26	14.49	119.37	11.01	119.37	14.82	0.56	2.89	42.75	811	9.22	0.21	0.82	8.42	0.80	8.23	
FPFC First Place Fin. Corp. of OH	17.38	231.38	0.58	13.52	15.38	128.55	15.27	147.91	29.97	0.50	2.88	NM	1,516	11.88	1.06	0.96	8.24	0.49	4.23	
GAF GA Financial Corp., Inc. of PA	25.60	127.59	1.25	19.36	18.16	132.23	14.70	132.37	20.48	0.80	3.13	64.00	868	11.12	0.26	0.81	7.14	0.72	6.33	
HMNF HMN Financial, Inc. of MN	18.90	82.08	0.40	17.24	17.50	109.63	10.78	116.31	NM	0.72	3.81	NM	761	9.83	0.81	0.65	6.28	0.24	2.33	
MASB MassBank Corp. of Reading MA	31.55	143.21	1.91	25.18	15.70	125.30	14.10	126.50	16.52	0.92	2.92	48.17	1,016	11.25	0.04	0.91	7.86	0.86	7.47	
MFSF MutualFirst Fin. Inc. of IN	23.44	123.67	1.43	17.66	14.29	132.73	15.93	134.10	16.39	0.40	1.71	27.97	776	12.00	0.81	1.12	8.77	0.97	7.65	
THRD TF Fin. Corp. of Newtown PA	30.50	83.51	1.24	23.01	18.48	132.55	11.59	143.60	24.60	0.60	1.97	48.39	720	8.75	0.58	0.62	7.35	0.47	5.53	
THTL Thistle Group Holdings of PA	15.22	80.19	0.84	14.62	16.73	104.10	9.81	115.65	18.12	0.36	2.37	42.86	818	9.42	0.30	0.60	6.17	0.55	5.70	
UCFC United Community Fin. of OH	9.14	314.55	0.46	7.85	14.51	116.43	15.78	135.61	19.87	0.30	3.28	65.22	1,994	13.55	0.90	1.09	8.06	0.80	5.88	
WGBC Willow Grove Bancorp of PA	15.79	179.00	0.57	11.14	24.67	141.74	21.58	142.90	27.70	0.32	2.03	56.14	829	15.23	0.49	0.92	6.41	0.82	5.71	

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Public Market Pricing
Keystone Savings Bank and the Comparables
As of May 30, 2003

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
WRO Woronoco Bancorp, Inc of MA	25.30	91.59	1.07	20.91	17.82	120.99	12.61	124.02	23.64	0.62	2.45	57.94	727	10.42	0.10	0.72	7.02	0.54	5.29

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Audited Financial Statements
I-2	Map of Office Locations
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Gap Table
I-8	Fixed Rate and Adjustable Rate Loans
I-9	Loan Portfolio Composition
I-9B	First Colonial Group, Inc. Loan Portfolio Composition
I-10	Contractual Maturity By Loan Type
I-11	Loan Originations, Purchases and Sales
I-12	Non-Performing Assets
I-13	Deposit Composition
I-13B	First Colonial Group, Inc. Deposit Composition
I-14	Time Deposit Rate/Maturity
I-15	Borrowing Activity
II-1	Description of Office Facilities
II-2	Historical Interest Rates
II-3	Employment Growth Areas in Lehigh Valley
II-4	Employment Cutbacks and Plant Closings in Lehigh Valley

LIST OF EXHIBITS(continued)

III-1	General Characteristics of Publicly-Traded Institutions
III-2	Public Market Pricing of Pennsylvania Institutions
III-3	Peer Group Market Area Comparative Analysis
IV-1	Stock Prices: As of May 30, 2003
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement

EXHIBIT I-1
Keystone Savings Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2
Keystone Savings Bank
Map of Office Locations

Map of Keystone Savings Bank and First Colonial Locations

Pushpins
- Keystone SB Headquarters
- Keystone SB Branches
- Keystone SB ATM Only
- First Colonial Headquarters
- First Colonial Branches



Mt. Pocono
Paradise Crossing
Parkside
Toms Creek
Flat Brook
Hardwick
Freeland
Drifton
Hazleton
Weatherly
East Stroudsburg
Stroudsburg
Arlington Heights
Blairstown
Hamilton Square
Columbia
Knowlton
Mount Bethel
Jim Thorpe
Nesquehoning
Pen Argyl
Bangor
PENNSYLVANIA
Lehighton
Hometown
Lansford
Tamaqua
Wind Gap
Belvidere
Hackettstown
NEW JERSEY
Oxford
Palmerton
Bushkill Center
Port Murray
MooresTown
Washington
Slatington
Walnutport
Cherryville
West Penn
Nazareth
Bath
Lehigh
Hampton
Phillipsburg
Northampton
Hanoverville
Easton
Glen Gardner
High Bridge
Coplay
North Catasauqua
Lebanon
Whitehall
Bethlehem
Fullerton
Fountain Hill
Lower Saucon
Allentown
Hellertown
Maxatawny
Ancient Oak
Emmaus
Macungie
Coopersburg
Kutztown
Longswamp
Zionsville
Flemington
0 mi
5
10
15
20

EXHIBIT I-3
Keystone Savings Bank
Key Operating Ratios

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
Selected Operating Ratios(2):							
Average yield on interest-earning assets	5.93%	6.78%	6.41%	7.19%	7.36%	7.19%	7.31%
Average rate on interest-bearing liabilities	2.48	3.60	3.22	4.50	4.49	4.15	4.65
Average interest rate spread(3)	3.45	3.18	3.21	2.69	2.87	3.04	2.66
Net interest margin(3)	3.70	3.53	3.57	3.14	3.38	3.50	3.24
Average interest-earning assets to average Interest-bearing liabilities	111.51	110.85	113.15	111.26	112.82	111.68	114.37
Net interest income after provision for loan losses to noninterest expense	127.05	158.57	134.13	132.76	144.56	152.17	142.50
Total non-interest expense to average assets	2.74	2.24	2.56	2.24	2.25	2.20	2.22
Efficiency ratio(4)	62.68	49.76	58.67	62.38	60.65	57.87	63.46
Return on average assets	1.17	1.69	1.25	0.92	0.94	1.02	0.76
Return on average equity	10.46	15.88	11.46	8.79	9.27	9.93	7.79
Average equity to average assets	11.19	10.61	10.91	10.52	10.14	10.30	9.75
Asset Quality Ratios(5):							
Non-performing loans as a percent of total loans receivable(6)	0.36%	0.23%	0.41%	0.38%	0.11%	0.24%	0.17%
Non-performing assets as a percent of total assets(6)	0.19	0.21	0.26	0.31	0.12	0.27	0.15
Non-performing assets and troubled debt restructurings as a percent of total assets(6)	0.19	0.21	0.26	0.31	0.12	0.27	0.15
Allowance for loan losses as a percent of non-performing loans	134.32	208.05	117.31	125.87	418.17	195.15	298.00
Net charge-offs to average loans receivable	0.05	0.02	0.09	0.05	0.03	0.05	0.02
Capital Ratios(5):							
Tier 1 leverage ratio	10.78%	10.50%	10.78%	10.50%	10.45%	9.97%	10.08%
Tier 1 risk-based capital ratio	18.44	18.39	18.19	17.09	16.99	16.67	16.87
Total risk-based capital ratio	18.89	18.91	18.69	17.71	17.65	17.34	17.58

---

(1) For the three months ended March 31, 2002 and year ended December 31, 2002, non-interest income includes $1.2 million of gains on the sale of securities. For the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002, non-interest income includes $264,000, $64,000 and $900,000, respectively, of gains on the sale of residential mortgage loans.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and, for the three-month periods ended March 31, 2003 and 2002, are annualized where appropriate.

(3) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(5) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(6) Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all loans 90 days or more past due or more than 90 days past due and still accruing interest. It is KNBT Bancorp's policy, with certain exceptions, to cease accruing interest on all loans 90 days or more past due. Real estate owned consists of real estate acquired through foreclosure and repossessed automobiles.

Source: Keystone Savings' prospectus.

EXHIBIT I-4
Keystone Savings Bank
Investment Portfolio Composition

The following table sets forth certain information relating to Keystone's investment securities portfolio at the dates indicated.

	March 31, 2003		December 31, 2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
				(In Thousands)				
U.S. government and agency obligations	$22,661	$22,860	$ 30,677	$31,075	$ 8,447	$ 8,438	$ 9,040	$ 9,017
Corporate securities	32,563	33,667	34,053	35,172	36,937	38,152	39,567	39,903
Municipal obligations	48,840	50,878	38,935	41,039	29,041	29,561	14,812	15,569
Mortgage-backed securities	283,546	287,840	178,389	181,950	75,319	75,715	44,521	44,710
ARM Fund	4,939	4,909	4,939	4,914	4,938	4,909	4,937	4,878
Total investment securities	392,549	400,154	286,993	294,150	154,682	156,775	112,877	114,077
FHLB stock	8,516	8,516	8,011	8,011	6,099	6,099	5,705	5,705
Total investment securities and FHLB stock	$401,065	$408,670	$295,004	$302,161	$160,781	$162,874	$118,582	$119,782

Source: Keystone Savings' prospectus.

EXHIBIT I-5
Keystone Savings Bank
Yields and Costs

	Yield/Rate At March 31, 2003	Three Months Ended March 31, 2003 Average Balance	2003 Interest	2003 Average Yield/Rate	2002 Average Balance	2002 Interest	2002 Average Yield/Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Deposits at other institutions	0.92%	$ 54,776	$ 131	0.96%	$ 39,617	$ 138	1.39%
Investment securities(1)	4.33	324,053	3,875	4.78	177,202	2,527	5.70
Loans receivable(2)	7.33	575,374	10,133	7.04	664,336	12,262	7.38
Total interest-earning assets	5.92	954,203	14,139	5.93	881,155	14,927	6.78
Non-interest-earning assets		54,427			43,342		
Total assets		$ 1,008,630			$924,497		
Interest-bearing liabilities:							
Deposits:							
Savings accounts	0.99	$ 118,604	$ 307	1.04	$106,009	$ 392	1.48
Checking accounts (3)	0.51	85,801	113	0.53	78,798	111	0.56
Money market accounts	1.57	153,238	626	1.63	125,851	695	2.21
Certificate accounts	3.19	387,253	3,117	3.22	435,287	5,362	4.93
Total deposits	2.17	744,896	4,163	2.24	745,945	6,560	3.52
FHLB advances and other borrowings	4.10	110,842	1,140	4.11	48,954	595	4.86
Total interest-bearing liabilities	2.43	855,738	5,303	2.48	794,899	7,155	3.68
Non-interest-bearing liabilities:							
Deposits		34,416			25,041		
Other		5,657			6,428		
Total liabilities		895,811			826,368		
Retained earnings		112,819			98,129		
Total liabilities and retained earnings		$ 1,008,630			$924,497		
Net interest-earning assets		$ 98,465			$ 86,256		
Net interest income; average interest rate spread	3.49%		$ 8,836	3.45%		$ 7,772	3.18%
Net interest margin(4)				3.70%			3.53%
Average interest-earning assets to average interest-bearing liabilities				111.51%			110.85%

(Footnotes on next page.)

EXHIBIT I-5(continued)
Keystone Savings Bank
Yields and Costs

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
				(Dollars in Thousands)					
Interest-earning assets:									
Deposits at other institutions	$ 30,577	$ 408	1.33%	$30,475	$ 1,011	3.32%	$ 13,825	$ 602	4.35%
Investment securities(1)	272,704	14,883	5.46	135,356	8,536	6.31	121,628	7,976	6.56
Loans receivable(2)	623,980	44,188	7.08	675,856	50,946	7.54	647,448	49,025	7.57
Total interest-earning assets	927,261	59,479	6.42	841,687	60,493	7.19	782,901	57,603	7.36
Non-interest-earning assets	33,531			35,352			16,779		
Total assets	$960,792			$877,039			$799,680		
Interest-bearing liabilities:									
Deposits:									
Savings accounts	$111,689	$ 1, 680	1.50	$97,778	$ 2,135	2.18	$104,801	$ 2,362	2.25
Checking accounts (3)	81,609	466	0.57	76,090	846	1.11	75,384	968	1.28
Money market accounts	134,456	2,784	2.07	100,327	3,512	3.50	70,845	3,096	4.37
Certificate accounts	417,073	18,169	4.36	447,171	25,673	5.74	417,542	23,228	5.56
Total deposits	744,827	23,099	3.10	721,366	32,166	4.46	668,572	29,654	4.44
FHLB advances and other borrowings	74,688	3,317	4.44	35,133	1,898	5.40	25,525	1,487	5.83
Total interest-bearing liabilities	819,515	26,416	3.22	756,499	34,064	4.50	694,097	31,141	4.49
Non-interest-bearing liabilities:									
Deposits	28,881			19,890			15,965		
Other	7,603			8,356			8,655		
Total liabilities	855,999			784,745			718,569		
Retained earnings	104,793			92,294			81,111		
Total liabilities and retained earnings	$960,792			$877,039			$799,680		
Net interest-earning assets	$107,746			$ 85,188			$ 88,952		
Net interest income; average interest rate spread		$33,063	3.21%		$26,429	2.69%		$26,462	2.87%
Net interest margin(4)			3.57%			3.14%			3.38%
Average interest-earning assets to average interest-bearing liabilities			113.15%			111.26%			112.79%

(1) Includes securities available-for-sale and held-to-maturity. Investment securities also include Federal Home Loan Bank stock.
(2) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3) Includes non-interest-bearing checking accounts.
(4) Equals net interest income divided by average interest-earning assets.

Source: Keystone Savings' prospectus.

EXHIBIT I-6
Keystone Savings Bank
Loan Loss Allowance Activity

	At or For the Months Ended March 31,		At or For the Year Ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in Thousands)						
Total loans outstanding at end of period	$560,006	$579,281	$609,748	$700,666	$695,579	$652,042	$595,399
Average loans outstanding	575,374	664,336	623,980	675,856	674,474	588,184	553,195
Allowance for loan losses, beginning of period	2,927	3,386	3,386	3,337	3,101	2,986	2,808
Provision (recovery) for loan losses	62	(445)	111	391	442	421	281
Charge-offs:							
One- to four-family residential	7	89	229	154	100	88	78
Multi-family	--	--	--	--	--	115	--
Commercial real estate and land	--	--	--	--	--	--	--
Construction and land development	--	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--	--
Consumer	304	68	394	224	146	108	28
Total charge-offs	311	157	623	378	246	311	106
Recoveries on loans previously charged off	11	5	53	36	40	5	3
Allowance for loan losses, end of period	$ 2,689	$ 2,789	$ 2,927	$ 3,386	$ 3,337	$ 3,101	$ 2,986
Allowance for loan losses as a percent of non-performing loans	133.32%	208.05%	117.31%	125.87%	418.17%	195.15%	298.00%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.05%	0.02%	0.09%	0.05%	0.03%	0.05%	0.02%

Source: Keystone Savings' prospectus.

EXHIBIT I-7
Keystone Savings Bank
Gap Table

	3 Months or Less	More than 3 Months to 6 Months	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars in Thousands)						
Interest-earning assets(1):							
Deposits at other institutions	$ 40,399	$ –	$ –	$ –	$ –	$ –	$ 40,399
Investment securities	16,590	15,894	18,522	66,222	53,669	229,257	400,154
Loans receivable(2)	94,625	40,181	62,172	140,602	82,119	140,307	560,006
FHLB stock	8,516	–	–	–	–	–	8,515
Total interest-earning Assets	160,130	56,075	80,694	206,824	135,788	369,564	1,009,074
Interest-bearing liabilities:							
Savings accounts	4,629	4,612	9,869	36,618	36,618	29,920	122,266
Checking accounts	3,406	3,406	6,812	27,246	27,246	22,705	90,821
Money market accounts	7,895	7,895	15,791	63,164	63,002	–	157,747
Certificate accounts	70,036	59,584	78,419	139,682	40,199	903	388,823
FHLB advances and other Borrowings	10,013	–	16,500	8,000	23,500	55,500	113,513
Total interest-bearing Liabilities	95,979	75,497	127,391	274,710	190,565	109,028	873,170
Interest-earning assets less interest-bearing liabilities	$ 64,151	$(19,422)	$(46,697)	$(67,886)	$(54,777)	$260,535	$ 135,904
Cumulative interest-rate sensitivity gap(3)	$ 64,151	$44,729	$ (1,968)	$(69,854)	$(124,631)	$135,904	
Cumulative interest-rate gap as a percentage of total assets at March 31, 2003	6.17%	4.30%	(0.19)%	(6.72)%	(11.99)%	13.07%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at March 31, 2003	166.84%	126.08%	99.34%	87.82%	83.69%	115.56%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustment and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes non-performing loans, gross of the allowance for loan losses, undisbursed loan funds and deferred loan fees.

(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Source: Keystone Savings' prospectus.

EXHIBIT I-8
Keystone Savings Bank
Fixed Rate and Adjustable Rate Loans

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In Thousands)	
One- to four-family residential	$263,065	$24,393	$287,458
Multi-family residential	3,821	1,088	4,909
Commercial real estate	31,973	5,866	37,839
Construction and land development	13,003	515	13,518
Commercial business	4,045	2,114	6,159
Consumer	121,997	22,516	121,997
Total	$437,904	$56,492	$494,396

Source: Keystone Savings' prospectus.

EXHIBIT I-9

Keystone Savings Bank

Loan Portfolio Composition

	March 31,		December 31,									
	2003		2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)											
Real estate loans:												
One- to four-family residential	$288,007	51.43%	$361,842	59.34%	$513,352	73.27%	$509,188	73.20%	$472,874	72.52%	$445,570	74.84%
Multi-family residential	4,909	0.88	5,377	0.88	3,823	0.55	4,020	0.58	3,607	0.55	6,024	1.01
Commercial real estate	39,718	7.09	29,385	4.82	12,839	1.83	6,715	0.97	3,442	0.54	1,517	0.25
Construction and land development	62,732	11.20	59,363	9.74	54,092	7.72	59,687	8.58	63,404	9.72	44,765	7.52
Total real estate loans	395,366	70.60	455,967	74.78	584,106	83.36	579,610	83.33	543,327	83.33	497,876	83.62
Commercial business loans	12,159	2.17	10,050	1.65	4,399	0.63	4,166	0.60	3,535	0.54	2,803	0.47
Consumer loans:												
Home equity loans and lines of credit	107,657	19.22	102,275	16.77	96,702	13.80	94,317	13.56	90,867	13.94	80,948	13.60
Automobile	35,827	6.40	31,956	5.24	5,887	0.84	8,901	1.28	7,906	1.21	8,489	1.43
Other	8,997	1.61	9,500	1.56	9,572	1.37	8,585	1.23	6,407	0.98	5,283	0.89
Total consumer loans	152,481	27.23	143,731	23.57	112,161	16.01	111,803	16.07	105,180	16.13	94,720	15.91
Total loans	560,006	100.00%	609,748	100.00%	700,666	100.00%	695,579	100.00%	652,042	100.00%	595,399	100.00%
Less:												
Undisbursed portion of construction loans in process	(22,111)		(24,263)		(23,552)		(28,972)		(31,743)		(21,209)	
Deferred loan fees	(2,781)		(3,236)		(5,682)		(6,163)		(6,090)		(5,944)	
Allowance for loan losses	(2,689)		(2,927)		(3,386)		(3,337)		(3,101)		(2,986)	
Net loans	$532,425		$579,322		$668,046		$657,107		$611,108		$565,260	

Source: Keystone Savings' prospectus.

EXHIBIT I-9B
First Colonial Group, Inc.
Loan Portfolio Composition

	at March 31,	at December 31				
	2003	2002	2001	2000	1999	1998
	(Dollars in Thousands)					
Real Estate - Residential	$101,783	$108,372	$112,871	$128,862	$112,870	$119,914
Real Estate - Construction	6,263	6,076	6,127	5,923	6,737	11,689
Real Estate - Commercial	70,215	63,350	32,317	27,206	26,809	29,587
Consumer/Installment	55,935	58,792	59,205	53,062	45,886	40,184
Commercial (Non-Real Estate) and Agricultural	16,812	17,560	13,762	10,214	9,538	10,900
States and Political Subdivisions	1,724	1,805	1,702	2,089	1,096	1,178
Other	17	27	23	19	13	10
Total Gross Loans	252,749	255,982	226,007	227,375	202,949	213,462
Unearned Income	(125)	(138)	(250)	(431)	(691)	(1,025)
Total Loans	252,624	255,844	225,757	226,944	202,258	212,437
Allowance for Possible Losses	(3,112)	(3,084)	(2,264)	(2,411)	(2,437)	(2,691)
Net Loans	$249,512	$252,760	$223,493	$224,533	$199,821	$209,746

Source: Keystone Savings' prospectus.

EXHIBIT I-10
Keystone Savings Bank
Contractual Maturity By Loan Type

	One- to Four-Family Residential	Multi-family Residential	Commercial Real Estate	Construction and Land Development	Commercial Business Loans	Consumer	Total
				(In Thousands)			
Amounts due after March 31, 2003 in:							
One year or less	$ 549	$ --	$ 1,879	$49,214	$ 6,000	$37,968	$ 65,610
After one year through three years	1,097	117	1,436	7,554	2,469	9,318	21,567
After three years through five years	5,336	831	1,009	639	1,058	71,715	80,757
After five years through fifteen years	61,369	1,205	9,336	4,414	2,485	63,480	143,003
After fifteen	219,656	2,756	26,058	911	147	--	249,069
Total(1)	$288,007	$4,909	$39,718	$62,732	$12,159	$152,481	$560,006

Source: Keystone Savings' prospectus.

EXHIBIT I-11
Keystone Savings Bank
Loan Originations, Purchases and Sales

	Three Months Ended March 31,		Year Ended December 31,		
	2003	2002	2002	2001	2000
			(In Thousands)		
Loan originations:					
One- to four-family residential	$ 7,975	$ 10,437	$ 53,328	$ 47,427	$ 71,887
Consumer	33,124	20,622	114,188	58,784	47,870
Other(1)	36,061	21,824	129,306	70,068	54,551
Total loan originations	77,160	52,883	296,822	176,279	174,308
Loans purchased	--	--	--	--	--
Total loans originated and purchased	77,160	52,883	296,822	176,279	174,308
Sales and loan principal repayments:					
Loans sold:					
One- to four-family residential(2)	57,778	132,068	160,876	12,127	15,079
Other	472	--	--	--	--
Loan principal repayments	40,916	12,370	197,171	123,979	95,783
Total loans sold and principal repayments	99,166	144,438	358,047	136,106	110,862
Decrease due to other items, net (3)	24,891	25,359	27,499	29,234	17,446
Net increase (decrease) in loan portfolio	$(46,897)	$(116,915)	$ (88,724)	$ 10,939	$ 46,000

(1) Consists of commercial real estate, construction and land development loans and commercial business loans.

(2) Includes loan securitizations of $47.3 million and $115.3 million in the three months ended March 31, 2003 and year ended December 31, 2002, respectively.

(3) Other items consist of loans in process, deferred fees discounts, and the allowance for loan losses.

Source: Keystone Savings' prospectus.

EXHIBIT I-12
Keystone Savings Bank
Non-Performing Assets

	March 31,	December 31,				
	2003	2002	2001	2000	1999	1998
	(Dollars in Thousands)					
Non-accruing loans:						
One- to four-family residential	$1,848	$2,023	$1,559	$ 746	$1,089	$ 842
Multi-family residential	--	--	--	--	--	--
Commercial real estate and land	--	--	--	4	6	--
Construction and land development	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--
Consumer	154	174	193	13	8	44
Total non-accruing loans	2,002	2,197	1,752	763	1,103	886
Accruing loans 90 days or more past due:						
One- to four-family residential	--	283	--	35	486	116
Multi-family residential	--	--	--	--	--	--
Commercial real estate and land	--	--	--	--	--	--
Construction and land development	--	--	938	--	--	--
Commercial business	15	15	--	--	--	--
Consumer	--	--	--	--	--	--
Total accruing loans 90 days or more past due	15	298	938	35	486	116
Total non-performing loans(1)	2,017	2,495	2,690	798	1,589	1,002
Real estate owned, net(2)	156	115	200	151	488	62
Total non-performing assets	$2,073	$2,610	$2,890	$ 949	$2,077	$1,064
Total non-performing loans as a percentage of loans, net	0.38%	0.43%	0.40%	0.12%	0.26%	0.18%
Total non-performing loans as a percentage of total assets	0.21%	0.26%	0.31%	0.12%	0.27%	0.15%
Total non-performing assets as a percentage of total assets	0.21%	0.26%	0.31%	0.12%	0.27%	0.15%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(2) Real estate owned balances are shown net of related loss allowances and include both real property and other repossessed collateral consisting primarily of automobiles.

Source: Keystone Savings' prospectus.

EXHIBIT I-13
Keystone Savings Bank
Deposit Composition

	March 31,		December 31,					
	2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)							
Certificate accounts:								
1.00% - 1.99%	$ 51,517	6.45%	$ 18,287	2.57%	$ 1,373	0.18%	$ --	--%
2.00% - 2.99%	151,278	16.97	166,878	21.62	42,956	5.56	278	0.04
3.00% - 3.99%	88,967	11.16	85,676	11.10	61,515	7.97	1,109	0.16
4.00% - 4.99%	67,811	8.50	70,808	9.17	95,604	12.38	67,402	9.45
5.00% - 5.99%	25,251	3.17	34,144	4.42	74,658	9.67	142,582	19.98
6.00% - 6.99%	3,999	0.50	13,480	1.75	148,784	19.27	213,150	29.87
7.00% or more	--	--	--	--	17,155	2.22	16,366	2.29
Total certificate accounts	$ 388,823	48.78	$ 389,275	50.44	$ 442,045	57.24	$440,887	61.79%
Transaction accounts:								
Savings	122,266	16.33	115,289	14.94	102,940	13.33	94,529	13.25
Checking:								
Interest bearing	90,821	11.39	85,448	11.07	80,589	10.44	76,015	10.65
Noninterest bearing	37,704	4.73	32,588	4.22	25,239	3.27	18,413	2.58
Money market	157,747	19.78	149,225	19.33	121,413	15.72	83,676	11.73
Total transaction accounts	408,538	51.24	382,550	49.56	$ 330,199	42.76	$272,633	38.21
Total deposits	$ 797,361	100.00%	$ 771,824	100.00%	$ 772,226	100.00%	$713,520	100.00%

Source: Keystone Savings' prospectus.

EXHIBIT I-13B
First Colonial Group, Inc.
Deposit Composition

	For the Three Months Ended March 31				For the Year Ended December 31,			
	2003		2002		2001		2000	
(Dollars in Thousands)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand Deposits								
Non-Interest Bearing	$ 63,211	-	$ 57,939	- %	$ 48,959	- %	$ 43,893	- %
Interest Bearing	61,987	0.44	58,496	0.64	55,087	0.89	53,151	1.01
Money Market Deposits	89,979	1.62	62,751	1.34	20,041	3.09	13,461	2.79
Savings & Club Accounts	76,206	0.86	72,259	2.47	65,079	2.09	62,834	2.22
Certificates of Deposits under $100,000	172,273	3.49	161,764	4.08	162,303	5.36	157,164	5.60
Certificates of Deposits of $100,000 or more	5,138	3.02	6,983	3.30	7,334	4.86	5,886	5.18
Total Deposits	$ 468,794		$420,192		$358,803		$ 336,389	

Source: Keystone Savings' prospectus.

EXHIBIT I-14
Keystone Savings Bank
Time Deposit Rate/Maturity

Certificates of Deposit	Balance at March 31, 2003 Maturing in the 12 Months Ending March 31, 2004	2005	2006	Thereafter	Total
			(In Thousands)		
Less than 2.00%	$ 48,546	$ 2,971	$ --	$ --	$ 51,517
2.00% - 2.99%	101,512	39,546	8,611	1,609	151,278
3.00% - 3.99%	18,459	45,797	17,871	6,840	88,967
4.00% - 4.99%	22,015	10,002	12,363	23,431	67,811
5.00% - 5.99%	11,822	3,528	1,173	8,728	25,251
6.00% - 6.99%	3,821	81	97	--	3,999
7.00% or more	--	--	--	--	--
Total certificate accounts	$206,175	$101,925	$40,115	$40,608	$388,823

Source: Keystone Savings' prospectus.

Keystone Savings Bank
Borrowing Activity

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,		
	2003	2002	2002	2001	2000
	(Dollars in Thousands)				
FHLB advances:					
Average balance outstanding	$102,962	$43,371	$ 67,358	$32,703	$24,437
Maximum amount outstanding at any month-end during the period	$103,500	$50,500	$113,500	$40,500	$36,500
Balance outstanding at end of period	$103,500	$50,500	$113,500	$40,500	$13,000
Average interest rate during the period	4.03%	5.06%	4.25%	5.52%	6.12%
Weighted average interest rate at end of period	4.31%	4.98%	3.87%	5.28%	6.19%
Repurchase Agreements:					
Average balance outstanding	$ 7,880	$ 5,583	$ 7,330	$ 2,431	$ 940
Maximum amount outstanding at any month-end during the period	$ 10,013	$ 6,211	$ 10,051	$ 5,752	$ 1,629
Balance outstanding and end of period	$ 10,013	$ 6,211	$ 8,904	$ 5,752	$ 1,629
Average interest rate during the period	1.63%	2.38%	2.08%	3.79%	5.38%
Weighted average interest rate at end of period	1.63%	2.38%	2.08%	3.79%	5.38%

Source: Keystone Savings' prospectus.

EXHIBIT II-1
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
			(In Thousands)	
KSB Broad St 920 W. Broad St. Bethlehem, PA 18016	Owned		$ 473	$156,310
KSB Hellertown 741 Main St. Hellertown, PA 18055	Owned		663	90,652
KSB South Whitehall 4200 Tilghman St. Allentown, PA 18104	Owned		456	78,150
KSB Palmerton 330 Delaware Avenue Palmerton, PA 18071	Owned		215	39,304
KSB Northampton 1862 Main St. Northampton, PA 18017	Owned		438	59,150
KSB Easton Avenue 2515 Easton Avenue Bethlehem, PA 18017	Owned		502	126,624
KSB Main Office 90 Highland Avenue Bethlehem, PA 18017	Owned		3,334	89,993
KSB Nazareth 859 Nazareth Pk. Nazareth, PA 18064	Leased	8/1/2016	2	16,234
KSB Coopersburg 216 E. Fairmont St. Coopersburg, PA 18036	Leased	8/1/2016	--	25,455

EXHIBIT II-1(continued)
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
KSB Forks Township 301 Town Center Blvd. Easton, PA 18040	Leased	8/1/2016	98	16,571
KSB William Penn Plaza 3091 William Penn Highway Easton, PA 18045	Leased	7/1/2005	$ 90	$18,380
KSB Coplay 202 Chestnut St. Coplay, PA 18037	Leased	8/1/2016	--	14,806
KSB Schnecksville 4933 Route 873 Schnecksville, PA 18078	Owned		763	14,920
KSB Wescosville 5700 Hamilton Blvd. Wescosville, PA 18106	Owned		882	17,158
KSB Miller Heights 3933 Freemansburg Avenue Bethlehem, PA 18020	Owned		480	16,706
KSB Village West 3100 Tilghman St. Allentown, PA 18104	Leased	2/1/2015	--	9,659
KSB Hellertown Giant 1880 Leithsville Road Hellertown, PA 18055	Leased	4/1/2017	93	2,665
KSB Emmaus Avenue 3015 W. Emmaus Avenue Allentown, PA 18103	Leased	3/1/2017	114	2,926
KSB Emmaus Main St. 235 Main St. Emmaus, PA 18049	Leased	3/1/2020	58	1,876

EXHIBIT II-1(continued)
Description of Office Facilities

Description of Property

The principal banking office of Nazareth National Bank and the Trust and Wealth Management offices of Nazareth National Bank and First Colonial are located at 76 South Main Street in the Borough of Nazareth, Northampton County, Pennsylvania, which building is owned by the Nazareth National Bank. In addition, Nazareth National Bank owns additional properties located at 29 South Broad Street, Nazareth, Pennsylvania (Mortgage and Installment Loan Center); 553 Nazareth Drive, Nazareth, Pennsylvania (Branch Office); 33 S. Broad Street, Nazareth (Branch Office), 47 Belvidere Street, Nazareth, Pennsylvania (garage and parking lot), 2000 Sullivan Trail, Easton, Pennsylvania (Branch Office), 3864 Adler Place, Bethlehem Business Park, Bethlehem, Pennsylvania (First Colonial Building, Executive and Commercial Lending and Operations offices), Rt. 209 Brodheadsville, Pennsylvania (Branch Office), 3856 Easton-Nazareth Highway (Route 248), Lower Nazareth Township, Easton, Pennsylvania (free-standing, drive-up ATM location), and 4261 Freemansburg Avenue, Bethlehem Township, Easton, Pennsylvania (future branch location).

Nazareth National Bank also leases facilities for its branch office located at 44 East Broad Street, Bethlehem, Pennsylvania; its branch office located at 4510 Bath Pike in Hanover Township (Bethlehem), Pennsylvania; its branch office located at 101 South Third Street, Easton, Pennsylvania; its branch office located at 1125 N. Ninth Street, Stroudsburg, Pennsylvania; its branch office located at 713 Main Street, Stroudsburg, Pennsylvania; its branch office located in the Hall Square Retirement Center, 175 W. North Street, Nazareth, Pennsylvania; its branch office located within Redner's Supermarket, Airport Road, Allentown, Pennsylvania; and its branch office located within Redner's Supermarket, Northampton Crossings Shopping Center, Lower Nazareth Township, Pennsylvania; its branch office located within Wal-Mart's at 355 Lincoln Avenue, East Stroudsburg, Pennsylvania; its branch office located within Wal-Mart's at 500 Route 940, Mt. Pocono, Pennsylvania; its branch office located within the Giant Supermarket, 2540 McArthur Road, Whitehall, Pennsylvania; its branch office located within the Giant Supermarket, 6900 Hamilton Boulevard, Trexlertown, Pennsylvania; and 9th and Hamilton Streets, Allentown, Pennsylvania (future branch location).

Source: Keystone Savings' prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.10%	1.16%	3.87%
	May 30, 2003	4.25%	1.10%	1.14%	3.36%

(1) End of period data.

Sources: Federal Reserve and SNL Financial

EXHIBIT II-3
Employment Growth Areas in Lehigh Valley

Pennsylvania
CareerLink
Lehigh Valley

December 2002

JOBS IN THE LEHIGH VALLEY

WHERE are the jobs in today's Lehigh Valley Job Market?

CONTINUED GROWTH AREAS

Specialty Manufacturing
- Coca Cola Bottling of the Lehigh Valley (Bethlehem)
- Moyer Packing (Souderton)
- Lutron Electronics (Coopersburg & Allentown)
- Behr Process Corporation (Allentown)
- Tyler Pipe (Alburtis)
- Surefit Products (Allentown)
- B. Bräun Medical Products (Allentown)
- Essroc (Nazareth)

Warehouse and Distribution
- AmeriCold Logistics (for Kraft Foods) (Beth.)
- AmeriCold Logistics (Fogelsville)
- Fisher Clinical Services, Inc. (Fogelsville)
- AKZO Novell (aka Organon)
- Walgreens (Lehigh Valley Distribution Center)
- DSC Logistics (Breinigsville)
- Millard Refrigerated Services (Allentown)

Healthcare
- St. Luke's Hospital Center (Beth. & Allentown)
- Cedar Brook Nursing Home (Allentown)
- Good Shepherd Home and Rehabilitation Hospital (Allentown)
- Lehigh Valley Hospital Center (Allentown & Bethlehem)
- HCR Manor Care (Bethlehem, Allentown & Easton)

Insurance, Finance & Back Office
- ICT Group (Fogelsville)
- The Guardian (Bethlehem)
- RMH TeleServices (Allentown)
- T-Mobil (aka Voice Stream, Allentown)
- First Union Direct (Allentown)
- The Hartford (Allentown)
- PAYCHEX (Allentown)

NEW OR EXPECTED GROWTH

Specialty Manufacturing
- OraSure Technologies, Inc. (formerly STC) (Bethlehem)
- Margo, a member of ALCAN family of Company's (to employ up to 367 by the third quarter 2002) (Bethlehem)
- The Coca-Cola Co. USA/Lehigh Valley Fountain Syrup
- AMCOR PLASTUBE (Breinigsville)
- Nestle Waters (Allentown)
- Essroc (Nazareth)
- Kraft Foods (Allentown)
- B. Braun BioTech/Div. Of Sartorius (Bethlehem) will be opening new manufacturing facility in 2003
- First Day Gourmet (Breiginisville)
- Warren Controls (Bethlehem LVIP 6)

Warehouse and Distribution

Healthcare
- Lehigh Valley Hospital Center (new clinic in Bethlehem Township)

Retail
- Stores at Liberty Plaza (Bethlehem)
- Lowes (Bethlehem & Phillipsburg, NJ)
- Target Stores (Allentown)
- Kohl's (Trexlertown)
- Applebee's (Allentown)

Note: While there are many smaller firms hiring in these sectors, the firms mentioned above are hiring in more volume.

EXHIBIT II-4
Employment Cutbacks and Plant Closings in Lehigh Valley

Pennsylvania CareerLink
Lehigh Valley

December 2002

CUTBACKS AND PLANT CLOSINGS:

- Pabst Brewing Co. (Allentown, PA) closed affecting 430 people, September 2001.
- Liqui-Box Corp./Inpaco Division (Allentown, PA) plant closed affecting 19 people, September 2001.
- (IGC) formerly t/a APD Cryogenics (Allentown, PA) downsizing affecting 25 people end of September 2001.
- Rodale Press (Emmaus, PA) downsizing affecting 148 people, October 2001.
- S & L Plastics (Nazareth, PA) downsizing affecting 25 people, October 2001.
- Kraft Foods (Allentown, PA) downsizing, affecting 200 people, November 2001.
- Hershey Foods (Pennsburg, PA) closing approximately 40 people in November 2001 the remaining balance will be fall of 2002 to be announced.
- Agere Systems (Allentown, Breinigsville, PA) downsizing affecting over 1300 employees, June 2001 and remaining, 2500 management positions, November/December 2001.
- Paragon/formerly SI Handling (Easton, PA) downsizing affecting 38 employees, November 2001.
- Apollo Metals (Bethlehem, PA) downsizing affecting 190 employees, November 2001.
- Intermedia Marketing (Allentown, PA) plant closed affecting 60 employees, November 2001.
- Great American Knitting Mills (Bally, PA) plant closed affecting 100 employees, November 2001.
- Hershey Foods (Pennsburg, PA) plant closed affecting 50 employees, December 2001, remaining to be in October 2002, 180 employees).
- Mail-Well Envelope (Bethlehem, PA) plant closed affecting 120 people December 2001.
- SKF USA, Inc./CR Bearing Seals Division (Bethlehem, PA) plant closed, affecting 46 people, spring 2002.
- Service Merchandise (Bethlehem, PA) plant closed affecting 40 employees, April 2002.
- R& B, Inc., packaging and distribution (Fogelsville, PA) closed in Spring 2002, affecting up to 30 employees.
- APA Transport, Inc. (Allentown, PA) plant closed, affecting 25 employees, March 2002.
- Agere Systems Inc. (Breinigsville, Reading, PA) announced the dislocation of 300 additional workers during the next 18 months due to both plants of preparation for closing.
- DayTimers (East Texas, PA), downsizing affecting 80 employees, March 26, 2002.
- Optium Corp., cutback affecting 12 employees, March 2002.
- Agility Communications (Allentown, PA), downsizing affecting 30 employees, April 3, 2002.

- Pan Am at Lehigh Valley International Terminal, closed April 2002, affecting 18 employees.
- Triton Services (Easton, PA) cutbacks affecting 15 employees, April 2002.
- IBM at Agere Systems, cutbacks affecting 87 employees, May, 2002.
- AIWA Electronics DC (Breinigsville, PA) closed affecting 30 employees and approximately 20 temporary employees, May 31, 2002.
- Oaks Printing (Bethlehem, PA) closed affecting 58 employees, May 2002.
- Pretium Packaging closed affecting 55 employees, June 2002.
- Nestles Logistics Services, cutbacks affecting 50 employees, July 2002.
- Keebler Foods Distribution Center (Fogelsville, PA) plant closed affecting 35 employees, Summer 2002.
- Northeast Frozen Foods (Allentown, PA) plant closed affecting 35 employees, Summer 2002.
- Cigna Group Insurance, downsizing affecting 60 employees, July 2002.
- Tama Manufacturing (Allentown), downsizing affecting 35 employees, July 2002.
- J C Penney Distribution Center, closed affecting 50 employees, July 2002.
- PPL (Allentown, PA) downsizing affecting 600 network wide, but approximately 235 employees locally, 3rd Quarter, 2002.
- Total Logistics Control (Upper Macungie, PA), downsizing affecting 90 employees, July 2002.
- R & B Associates (Fogelsville, PA) closing affecting 25 employees, August 2002.
- International Total Services (Allentown, PA) closed affecting 50 employees, August 2002.
- Hook-Up (Macungie, PA) closed affecting 96 employees, August 2002.
- Great American Knitting Mills (Bally, PA) closed affecting 100 employees, September 2002.
- Phar-Mor (Allentown, PA) closed affecting 46 employees, September 2002.
- Polymer Dynamics (Allentown, PA) affecting 60 employees, September 2002
- Consolidated Freightways (Hanover Township, PA) closed, affecting 52 employees, September 2002.
- Qualtronics (Allentown, PA) closed, affecting 35 employees, October 2002.
- ShopRite (Whitehall & Bethlehem, PA) closing, affecting 300 employees, October 2002.
- Ames (Bethlehem & Trexlertown, PA) closing, affecting 200 employees, October 2002.
- Alcoa-Fujicora (Allentown, PA) closing, affecting 24 employees, October 2002.
- CarTech – downsizing affecting 300 employees, October 2002.
- Victaulic (Easton, PA) downsizing, affecting 52 employers, October 2002.
- Agere (Allentown, PA) downsizing, affecting 1,000 employees, October 2002.
- Akrion (Allentown, PA) downsizing, affecting 25 employees, November 2002.

- York Bridge Packaging (Bethlehem, PA)
- OSI Collections (Bethlehem, PA) closing, affecting 90 employees, by December 2002.
- F. L. Schmidt (Breingisville, PA) closing, affecting 30 employees, December 2002 & January 2003. Catasauqua Plant closing 2003.

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 2, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	70,003	267	12-31	05/59	77.79	11,884
WES	Westcorp of Irvine CA	NYSE	California	Thrift	13,169	24	12-31	05/86	27.80	1,090
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,438	144	12-31	01/71	43.90	1,226
NDE	IndyMac Bancorp of CA	NYSE		Thrift	9,477	0		/	25.70	1,418
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,416	29	12-31	12/83	33.93	576
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,154	24	03-31	03/96	37.26	439
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,561	9	12-31	/	30.72	236
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,568	20	06-30	12/93	38.60	245
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,195	4	12-31	04/98	9.68	154
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,182	11	06-30	06/96	30.46	151
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,173	3	12-30	/	13.51	194
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	835	10	12-30	/	12.36	53
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	626	8	12-31	02/95	26.00	90
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	500	0	12-30	08/02	19.10	101
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	232	5	12-31	06/97	6.73	9
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	217	4	12-31	01/96	11.10	20
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,610	38	09-30	12/85	18.41	471
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,807	80	12-31	11/83	11.54	674
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699	38	12-31	05/01	22.50	335
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,182	32	09-30	03/98	25.66	614
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	951	12	12-31	01/94	27.14	146
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	824	18	09-30	12/00	23.90	128
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	429	3	12-31	12/97	5.80	38
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	40,864	515	12-31	08/86	16.32	4,308
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,490	86	12-31	11/93	26.45	2,192
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,399	74	12-31	01/94	50.69	4,749
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	14,914	81	12-31	07/99	25.36	4,865
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	12,020	114	12-31	11/93	27.70	3,873
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	10,881	32	12-31	01/97	19.32	1,513
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,116	71	12-31	03/98	28.30	1,562
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,901	32	12-31	12/97	19.28	1,152
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,603	58	12-31	10/00	18.71	611
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,131	124	06-30	11/94	16.02	764
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	18.20	1,120
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,409 P	38	12-31	01/03	13.68	904
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,094	19	06-30	06/96	25.38	645
TRST	TrustCo Bank Corp of NY	OTC	New York	Thrift	2,712	57		/	11.46	851
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,495	52	03-31	07/98	25.25	383
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,291	23	12-31	04/98	15.10	417
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,938	22	12-31	11/86	36.66	287
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,829	21	06-30	07/94	28.40	198
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,745	16	12-31	07/96	23.51	324
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,737	10	12-31	11/95	20.59	259
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,625	38	06-30	07/87	23.77	132
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,335	17	12-31	06/90	14.75	156
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,328	9	12-31	04/02	20.09	285
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,230	21	09-30	03/99	27.10	253
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,167	34	12-31	12/88	18.79	121
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,107	20	12-31	07/83	14.81	105
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,091	17	09-30	01/99	32.07	256
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	906	19	09-30	04/98	15.60	65
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	906	7	12-31	06/95	26.24	119

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 2, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	831	8	12-31	12/97	30.10	140
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	829	13	06-30	04/02	15.79	179
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	818	13	12-31	07/98	15.22	80
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	741 P	8	03-31	01/03	13.35	177
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	720	13	12-31	07/94	30.50	84
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	659	5	09-30	08/87	25.11	57
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	630	11	09-30	06/88	20.10	54
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	628	11	09-30	07/98	16.29	96
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	604	11	12-31	11/89	18.01	93
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	543	7	09-30	01/95	23.74	47
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	507	5	03-31	10/94	15.30	35
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	492	2	12-30	/	22.30	92
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	491	9	09-30	06/99	7.15	22
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	420	6	12-31	12/98	24.28	119
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	384	8	12-31	10/98	35.07	172
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	380	9	09-30	04/96	14.59	21
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369	8	12-31	03/95	30.43	105
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	368	6	06-30	11/93	18.50	48
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	344	10	12-31	12/01	17.80	52
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	324	5	06-30	01/97	23.38	22
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	317	6	06-30	02/87	19.54	37
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	8.25	57
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	35.00	33
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	14.77	36
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	256	4	12-31	10/99	32.24	92
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	247	6	12-31	06/85	15.90	25
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	244	6	06-30	12/98	23.26	47
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157 D	3	03-31	04/97	14.00	44
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	141 D	4	12-30	10/02	18.00	29
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	87	1	09-30	03/99	9.80	22
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	13,328	195	12-31	12/84	22.47	1,007
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	9,507	75	12-31	04/97	19.80	1,175
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,720	34	09-30	04/99	30.18	2,207
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,985	33	12-31	01/90	36.94	861
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522 D	54	03-31	07/92	22.88	548
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,093	84	12-31	11/89	19.65	387
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,849	70	12-31	11/00	32.73	701
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,293	22	09-30	06/93	28.57	269
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,145	0	12-31	10/02	21.15	477
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.14	315
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,747	60	12-31	02/99	23.50	195
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	14.10	173
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	17.38	231
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,113	8	09-30	09/85	24.99	211
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,079	22	12-31	/	17.00	129
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,050	15	03-31	03/01	21.95	186
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	897	14	12-31	10/95	19.80	126
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	811	8	12-31	04/98	19.41	89
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	776	17	12-31	12/99	23.44	124
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	772	32	06-30	04/92	19.25	63
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	761	13	12-31	06/94	18.90	82
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	739	16	09-30	09/93	18.83	47
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	723	5	09-30	12/93	32.73	103
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	696	13	06-30	12/92	13.93	81
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	683	19	09-30	04/98	12.00	51
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	18.00	71
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	631	9	09-30	03/00	24.90	63
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	551	12	09-30	10/94	26.17	61
LNCB	Lincoln Bancorp of IN	OTC	Central IN	[illegible]	[illegible]					

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 2, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	517	14	12-31	01/93	43.50	41
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	511	6	09-30	08/88	12.20	55
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	508	15	09-30	07/87	20.90	72
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	472	11	12-31	03/87	14.52	46
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	470	5	12-31	10/97	26.53	105
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	467	6	12-31	02/98	16.49	60
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	435	7	09-30	03/94	25.41	32
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	433	5	09-30	12/98	23.69	64
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	426	9	12-31	03/96	34.86	56
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	397	9	12-31	01/99	20.75	59
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	376	9	06-30	12/97	15.95	48
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363	3	06-30	05/01	20.88	81
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	354 P	10	03-31	01/03	13.76	54
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	352	5	12-31	05/96	22.94	33
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	351	6	12-31	07/94	24.52	43
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319	6	12-31	04/97	29.00	28
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	318	6	12-31	09/00	22.40	46
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	315	5	12-31	02/95	22.07	30
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	294	11	12-31	11/88	11.24	32
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	281	7	12-31	12/97	16.95	39
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	281	8	06-30	04/94	24.50	28
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280	7	12-31	01/88	15.70	26
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	267	10	06-30	12/93	16.00	26
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	264	3	12-31	08/96	28.20	34
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	259	7	12-31	04/95	16.85	32
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	253	6	06-30	05/97	18.17	26
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237	4	06-30	04/93	19.00	25
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	234	5	12-31	12/96	35.50	29
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229	6	09-30	07/92	7.64	25
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	226	8	12-31	04/95	23.38	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	18.00	27
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	214	6	12-31	08/02	13.74	32
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	213	2	12-31	04/01	20.07	26
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	200	6	06-30	01/00	23.81	44
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	189	7	06-30	04/99	17.50	28
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	172	3	12-31	06/95	30.84	24
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	167	3	09-30	10/95	16.42	22
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	155	3	12-31	04/96	17.00	16
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153	6	12-31	06/98	16.05	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152	2	12-31	12/96	13.60	11
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	151	1	06-30	05/95	17.00	28
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	147	3	06-30	03/98	15.00	25
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	146	1	12-31	06/95	17.60	15
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	143	4	06-30	04/97	15.00	22
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	142	5	12-31	08/87	1.40	10
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	142	3	12-31	01/95	24.40	17
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	19.69	25
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	16.77	19
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	14.00	17
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	132	3	06-30	03/95	13.00	9
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	12.05	13
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	17.50	26
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	106	2	12-31	12/98	12.66	21
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	22.25	42
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	103	3	06-30	02/95	13.50	18
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	101	3	06-30	01/94	11.72	15
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	16.10	23
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	99	4	12-31	06/98	4.88	12
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	76	2	06-30	08/95	17.75	16
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	63	2	06-30	07/96	4.82	7

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 2, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,356	109	12-31	12/86	37.85	1,727
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,853	150	12-31	07/88	28.21	1,743
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,776	42	12-31	11/98	20.37	470
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,555	28	12-31	03/00	40.23	446
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,414	28	03-31	01/97	31.75	268
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,755	20	12-31	08/87	36.74	284
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,546	10	12-31	04/00	53.66	284
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,491	11	12-31	10/95	24.21	107
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,424	6	12-31	07/02	14.26	824
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,061	11	12-31	06/00	26.40	158
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,016	15	12-31	05/86	31.55	143
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	1,000	13	12-31	06/86	22.00	83
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	815	10	12-31	12/01	17.98	181
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	727	12	12-31	03/99	25.30	92
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	685	18	06-30	02/86	22.78	96
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	584	6	03-31	03/98	25.60	127
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	488 D	8	03-31	10/86	33.50	56
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	487	14	12-31	05/86	22.00	43
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	470	11	06-30	08/87	15.00	40
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	436	5	12-31	05/86	13.50	57
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	433	6	12-31	12/88	34.51	71
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	421	9	12-31	12/86	21.35	57
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	418	5	06-30	01/98	21.96	32
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	185 J	5	04-30	12/87	17.60	24
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	157	3	09-30	03/96	25.25	23
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,311	115	09-30	11/82	23.49	1,634
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	3,821	77	12-31	06/83	23.82	351
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,478	56	09-30	10/95	17.40	119
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	16.74	177
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	790	10	12-31	12/85	22.96	98
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	706	12	03-31	10/99	24.95	121
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	590	18	12-31	01/98	22.70	151
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	436	13	09-30	01/98	21.16	90
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	420	12	03-31	10/97	17.50	76
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	380 D	9	03-31	10/97	23.75	72
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	332	8	03-31	07/97	25.50	35
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,214	44	09-30	11/83	29.24	372
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,070	16	09-30	09/90	13.00	138
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	943 D	5	09-30	10/01	31.15	611
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	696	16	12-31	05/96	28.97	77
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	526	15	09-30	04/95	30.30	70
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	501	9	12-31	10/02	13.70	124
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	345	6	09-30	08/87	16.00	31
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	286 D	6	03-31	03/88	15.00	31
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	263	4	09-30	08/94	22.83	48
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	33.13	38
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	222	2	12-31	10/96	9.20	28
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	19.10	27
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	145	2	06-30	12/97	14.40	25
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	140	5	09-30	02/95	13.80	10
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	112	4	06-30	10/95	14.60	14
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	14.10	18

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 2, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,530	50	12-31	03/92	28.95	149
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	446	9	09-30	04/96	30.09	54
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	216	2	06-30	06/95	17.60	20
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	197	6	12-31	08/86	9.40	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,697	3	12-31	10/96	9.65	63
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	183	4	06-30	12/97	28.86	26
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	76	3	09-30	03/96	15.80	13
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/02/03

EXHIBIT III-2
Public Market Pricing of Pennsylvania Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 30, 2003

	Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
	All Public Companies	21.26	317.55	1.08	15.25	15.38	143.34	14.84	154.09	17.33	0.46	2.25	34.68	2,281	10.43	0.69	0.89	9.26	0.71	7.18
	State of PA	19.55	319.79	1.02	13.90	16.94	148.46	12.91	164.68	18.70	0.46	2.39	40.00	3,179	8.63	0.68	0.66	8.12	0.61	7.56
	Comparable Group																			
	State of PA																			
ALLB	Alliance Bank MHC of PA (20.0)	30.43	20.94	0.29	10.12	NM	300.69	28.40	300.69	NM	0.36	1.18	NM	369	9.44	2.98	0.26	2.74	0.27	2.84
ESBF	ESB Financial Corp. of PA	14.75	155.54	0.92	9.48	16.95	155.59	11.65	169.54	16.03	0.33	2.24	35.87	1,335	7.49	0.27	0.70	9.97	0.74	10.54
FSBI	Fidelity Bancorp, Inc. of PA	20.10	53.71	1.43	16.71	12.72	120.29	8.53	130.18	14.06	0.48	2.39	33.57	630	7.09	0.95	0.69	10.12	0.62	9.16
FBBC	First Bell Bancorp, Inc. of PA(7)	26.24	119.02	1.76	16.36	14.18	160.39	13.14	160.39	14.91	0.60	2.29	34.09	906	8.19	0.20	0.95	11.43	0.90	10.87
FKFS	First Keystone Fin., Inc of PA	23.74	47.15	1.21	16.40	16.49	144.76	8.69	144.76	19.62	0.40	1.68	33.06	543	6.00	0.67	0.55	8.92	0.46	7.49
GAF	GA Financial Corp., Inc. of PA	25.60	127.59	1.25	19.36	18.16	132.23	14.70	132.37	20.48	0.80	3.13	64.00	868	11.12	0.26	0.81	7.14	0.72	6.33
HARL	Harleysville Svgs Fin Cp of PA	25.11	57.18	2.04	17.38	12.25	144.48	8.67	144.48	12.31	0.64	2.55	31.37	659	6.00	0.04	0.76	12.34	0.75	12.28
LARL	Laurel Capital Group Inc of PA	19.54	36.79	1.45	14.54	13.38	134.39	11.62	162.16	13.48	0.76	3.89	52.41	317	8.64	0.34	0.98	10.20	0.97	10.13
NEPF	Northeast PA Fin. Corp of PA	15.60	65.16	0.52	16.12	14.58	96.77	7.19	119.54	30.00	0.48	3.08	NM	906	7.43	0.55	0.49	6.59	0.24	3.20
NWSB	Northwest Bcrp MHC of PA(25.4)	16.02	194.50	0.82	7.27	18.85	220.36	14.88	286.07	19.54	0.32	2.00	9.94	5,131	6.75	0.52	0.87	12.50	0.84	12.06
PHSB	PHSB Financial Corp of PA	17.80	51.92	0.82	16.07	19.78	110.77	15.12	110.77	21.71	0.40	2.25	48.78	344	13.65	0.18	0.78	5.28	0.71	4.81
PVSA	Parkvale Financial Corp of PA	23.77	132.23	1.61	17.81	15.54	133.46	8.14	151.30	14.76	0.72	3.03	44.72	1,625	6.10	0.49	0.52	8.70	0.55	9.16
PHFC	Pittsburgh Fin Corp of PA	14.59	20.79	0.69	15.98	25.60	91.30	5.48	91.93	21.14	0.38	2.60	55.07	380	6.00	1.41	0.20	3.60	0.24	4.35
PFNC	Progress Financial Corp. of PA	14.81	104.99	0.74	9.09	22.44	162.93	9.48	165.85	20.01	0.23	1.55	31.08	1,107	5.82	0.69	0.48	7.30	0.54	8.19
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.00	17.22	0.11	7.43	NM	188.43	28.17	188.43	NM	0.48	3.43	NM	157	14.95	NA	0.22	1.43	0.22	1.43
SOV	Sovereign Bancorp, Inc. of PA	16.32	4308.41	1.23	10.82	12.18	150.83	10.54	285.81	13.27	0.10	0.61	8.13	40,864	6.99	0.70	0.91	13.32	0.83	12.23
THRD	TF Fin. Corp. of Newtown PA	30.50	83.51	1.24	23.01	18.48	132.55	11.59	143.60	24.60	0.60	1.97	48.39	720	8.75	0.58	0.62	7.35	0.47	5.53
THTL	Thistle Group Holdings of PA	15.22	80.19	0.84	14.62	16.73	104.10	9.81	115.65	18.12	0.36	2.37	42.86	818	9.42	0.30	0.60	6.17	0.55	5.70
WVFC	WVS Financial Corp. of PA	18.50	47.84	1.39	11.65	13.12	158.80	12.99	158.80	13.31	0.64	3.46	46.04	368	8.18	1.14	0.93	12.09	0.92	11.92
WYPT	Waypoint Financial Corp of PA	18.71	611.16	1.14	12.93	12.99	144.70	10.91	148.85	16.41	0.44	2.35	38.60	5,603	7.54	0.34	0.86	10.24	0.68	8.11
WGBC	Willow Grove Bancorp of PA	15.79	179.00	0.57	11.14	24.67	141.74	21.58	142.90	27.70	0.32	2.03	56.14	829	15.23	0.49	0.92	6.41	0.82	5.71

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Peer Group Market Area Comparative Analysis

Exhibit III-3
Peer Group Market Area Comparative Analysis

		Population		Proj.			Per Capita Income		Deposit
				Pop.	1990-2002	2002-2007		% State	Market
Institution	County	1990	2002	2007	% Change	% Change	Amount	Average	Share(1)
		(000)	(000)						
CFS Bancorp, Inc. of IN	Lake	476	482	477	1.3%	-1.0%	20,952	91.3%	9.7%
Citizens First Bancorp of MI	St. Clair	146	167	175	14.8%	4.6%	21,657	86.6%	22.7%
EFC Bancorp, Inc. of IL	Kane	317	419	457	31.9%	9.1%	25,380	94.5%	7.0%
First Place Financial Corp. of OH	Trumbull	228	223	219	-2.1%	-2.0%	19,860	85.8%	20.5%
GA Financial Corp., Inc. of PA	Allegheny	1,336	1,264	1,223	-5.4%	-3.3%	26,504	111.9%	1.5%
HMN Financial, Inc. of MN	Olmstead	106	127	134	19.3%	5.7%	30,215	110.8%	9.9%
MassBank Corp. of MA	Middlesex	1,398	1,472	1,493	5.3%	1.4%	37,824	124.2%	2.9%
MutualFirst Financial, Inc. of IN	Delaware	120	118	116	-1.6%	-1.8%	20,935	88.4%	19.4%
TF Financial Corp. of PA	Bucks	541	604	623	11.7%	3.2%	31,350	132.4%	1.8%
Thistle Group Holdings of PA	Philadelphia	1,586	1,497	1,448	-5.6%	-3.3%	18,946	80.0%	1.2%
United Community Financial of OH	Mahoning	265	254	245	-4.2%	-3.5%	19,866	85.8%	22.7%
Willow Grove Bancorp of PA	Montgomery	678	757	778	11.7%	2.8%	36,484	154.1%	2.9%
Wornoco Bancorp, Inc. of MA	Hampden	456	455	454	-0.2%	-0.3%	21,350	70.1%	5.6%
	Averages:	**589**	**603**	**603**	**5.9%**	**0.9%**	**25,486**	**101.2%**	**9.8%**
	Medians:	**456**	**455**	**457**	**1.3%**	**-0.3%**	**21,657**	**91.3%**	**7.0%**
Keystone Savings/First Colonial	**Northampton**	**247**	**269**	**275**	**9.0%**	**2.3%**	**24,381**	**103.0%**	**22.9%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Stock Prices:
As of May 30, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(180)	20.51	11,103	283.6	21.77	15.09	20.08	1.55	19.86	15.71	1.42	1.09	15.80	14.83	173.82
NYSE Traded Companies(12)	31.73	71,570	2,309.6	34.60	21.96	30.02	6.82	7.48	21.06	2.93	2.05	19.00	17.21	266.80
AMEX Traded Companies(14)	21.69	3,508	75.5	23.63	16.27	21.09	1.71	19.32	13.46	1.43	0.85	18.59	17.47	209.60
NASDAQ Listed OTC Companies(154)	19.46	6,719	132.5	20.52	14.41	19.15	1.10	20.95	15.47	1.29	1.04	15.27	14.39	162.76
California Companies(16)	29.42	26,037	1,270.6	31.19	20.22	28.27	3.86	24.69	22.81	2.55	1.97	18.11	17.63	234.68
Florida Companies(7)	19.28	20,024	343.9	20.22	13.24	19.09	1.72	20.06	21.94	1.18	1.07	11.53	10.82	146.44
Mid-Atlantic Companies(36)	19.33	19,846	371.9	20.84	13.95	18.71	1.32	22.71	18.73	1.31	1.13	13.67	12.47	171.26
Mid-West Companies(85)	19.17	5,347	105.4	20.12	14.41	18.96	1.02	19.42	13.93	1.24	0.90	16.02	15.26	160.18
New England Companies(7)	28.22	12,812	447.3	31.50	21.49	27.71	1.43	11.24	12.47	1.92	0.73	21.06	16.55	277.38
North-West Companies(8)	21.65	15,408	351.2	22.35	15.28	21.09	2.77	20.96	19.44	1.59	1.34	15.78	14.28	158.20
South-East Companies(14)	19.64	3,747	75.1	21.31	15.11	19.17	2.16	17.94	11.64	1.45	1.12	17.11	16.57	150.41
South-West Companies(4)	21.51	2,361	59.0	22.85	17.70	21.23	0.97	9.52	0.38	2.21	2.15	18.50	16.67	268.32
Western Companies (Excl CA)(3)	18.10	2,733	33.8	19.24	12.54	17.32	2.86	9.10	15.34	0.57	0.39	15.54	15.44	186.50
Thrift Strategy(170)	20.50	9,080	254.5	21.67	15.05	20.07	1.46	20.58	16.07	1.40	1.10	15.85	14.96	170.52
Mortgage Banker Strategy(8)	22.58	52,553	912.0	25.82	17.38	22.01	3.37	4.03	9.90	1.82	1.05	16.27	13.57	253.10
Real Estate Strategy(2)	13.07	5,144	67.8	13.38	9.18	12.88	1.39	26.52	10.65	1.33	0.84	9.65	9.64	116.94
Companies Issuing Dividends(160)	20.61	11,323	294.0	21.92	15.24	20.17	1.56	18.85	14.77	1.44	1.12	15.93	14.95	172.94
Companies Without Dividends(20)	19.55	9,015	185.5	20.35	13.74	19.22	1.48	29.44	24.64	1.22	0.88	14.50	13.71	182.12
Equity/Assets <6%(13)	18.18	16,986	358.2	20.22	12.63	17.51	3.04	19.77	21.78	1.42	0.84	13.56	12.02	259.30
Equity/Assets 6-12%(121)	21.82	12,479	343.1	23.18	15.96	21.32	1.51	18.80	15.72	1.61	1.24	16.07	14.95	191.16
Equity/Assets >12%(46)	17.81	5,995	112.0	18.59	13.55	17.62	1.26	22.57	14.04	0.93	0.80	15.70	15.29	106.35
Actively Traded Companies(13)	28.15	53,140	1,794.1	30.02	21.49	27.18	3.87	0.70	11.25	2.32	1.93	16.41	13.98	220.06
Market Value Below $20 Million(21)	13.94	1,089	14.0	14.71	10.43	14.09	-0.73	16.65	11.56	0.45	0.38	13.64	13.31	126.27
Holding Company Structure(178)	20.61	11,186	286.5	21.88	15.19	20.17	1.61	19.52	15.24	1.43	1.10	15.87	14.89	174.70
Assets Over $1 Billion(54)	24.06	30,397	822.6	26.24	17.67	23.07	3.10	12.16	15.35	1.88	1.39	15.11	13.60	199.45
Assets $500 Million-$1 Billion(39)	20.88	4,553	87.0	21.95	15.02	20.47	1.65	25.49	16.83	1.47	1.22	16.75	15.67	187.52
Assets $250-$500 Million(40)	19.71	2,576	45.9	20.61	14.83	19.72	0.31	21.09	16.13	1.40	1.08	16.42	15.45	175.13
Assets less than $250 Million(47)	16.77	1,314	20.6	17.44	12.40	16.61	0.76	23.23	14.89	0.87	0.65	15.29	15.05	132.07
Goodwill Companies(110)	21.47	13,753	295.6	22.99	15.84	20.88	2.03	16.25	14.60	1.62	1.24	16.11	14.58	187.06
Non-Goodwill Companies(69)	19.04	6,567	266.5	19.86	13.96	18.88	0.74	25.83	17.18	1.09	0.85	15.42	15.42	152.95
Acquirors of FSLIC Cases(6)	33.01	49,966	2,637.0	36.27	24.02	31.99	3.01	3.73	18.93	2.46	1.90	20.46	19.60	263.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(31)	24.36	23,358	589.2	26.01	18.00	23.65	2.89	18.69	17.79	1.59	1.30	14.85	13.83	163.97
NYSE Traded Companies(4)	28.97	88,699	2,723.5	30.20	20.46	28.06	2.77	26.40	29.45	2.40	0.88	13.52	10.93	125.08
AMEX Traded Companies(4)	22.00	3,057	69.5	23.59	16.84	21.77	0.97	15.53	6.09	0.90	0.84	15.59	15.05	171.37
NASDAQ Listed OTC Companies(23)	23.95	15,169	295.7	25.68	17.76	23.19	3.26	17.86	17.79	1.56	1.46	14.96	14.14	169.70
Mid-Atlantic Companies(11)	25.99	54,278	1,438.8	27.56	18.59	24.82	4.26	19.06	26.15	1.98	1.31	13.15	11.56	142.96
New England Companies(16)	24.81	8,452	179.1	26.75	19.11	24.45	1.59	12.85	10.61	1.43	1.35	16.64	15.72	188.07
North-West Companies(3)	21.55	6,555	131.8	22.37	13.80	20.26	6.44	44.92	26.50	1.47	1.26	13.26	13.24	136.11
South-East Companies(1)	9.20	3,080	28.3	9.40	6.80	9.25	-0.54	29.58	22.83	0.54	0.53	8.12	8.12	72.05
Thrift Strategy(28)	24.10	21,955	567.2	25.62	17.79	23.38	2.89	19.97	18.44	1.53	1.24	14.99	13.97	162.60
Mortgage Banker Strategy(1)	19.32	78,300	1,512.8	23.97	15.30	18.38	5.11	-18.00	7.15	1.92	1.87	7.01	6.99	138.97
Diversified Strategy(2)	36.74	7,718	283.6	38.90	26.48	36.43	0.85	19.32	10.00	2.68	2.54	18.73	16.79	227.42
Companies Issuing Dividends(31)	24.36	23,358	589.2	26.01	18.00	23.65	2.89	18.69	17.79	1.59	1.30	14.85	13.83	163.97
Equity/Assets <6%(3)	21.43	28,789	564.8	23.91	15.97	20.38	5.25	18.13	13.21	1.69	1.49	11.15	10.24	195.88
Equity/Assets 6-12%(22)	26.91	19,495	608.6	28.72	19.99	26.10	3.07	13.50	14.01	1.81	1.45	16.02	14.80	184.19
Equity/Assets >12%(6)	16.89	34,165	533.7	17.56	12.04	16.70	1.09	37.12	33.30	0.75	0.68	12.61	12.26	77.24
Actively Traded Companies(6)	27.76	5,124	131.2	29.70	21.76	27.29	1.92	14.31	15.85	1.81	1.78	18.26	17.67	189.26
Holding Company Structure(28)	23.84	25,792	650.0	25.61	17.60	23.24	2.52	18.11	17.04	1.54	1.26	14.58	13.47	158.26
Assets Over $1 Billion(15)	26.03	46,244	1,181.5	28.22	18.98	25.33	2.76	14.99	19.89	1.76	1.27	14.50	12.88	142.65
Assets $500 Million-$1 Billion(6)	23.26	5,388	119.2	24.59	16.62	22.53	3.55	28.34	17.52	1.56	1.40	14.19	13.29	168.88
Assets $250-$500 Million(7)	24.97	2,239	49.4	25.75	18.92	23.88	3.98	20.63	14.46	1.63	1.46	17.10	16.75	218.00
Assets less than $250 Million(3)	17.35	1,779	25.0	19.12	14.01	17.48	-0.37	12.12	16.22	0.71	0.91	12.59	12.56	127.58
Goodwill Companies(21)	26.03	29,560	780.9	27.98	19.05	25.16	3.29	17.79	17.97	1.80	1.41	15.20	13.75	170.65
Non-Goodwill Companies(9)	20.82	9,829	156.8	21.84	15.85	20.47	1.93	20.91	16.82	1.09	1.07	14.40	14.40	149.86

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(15)	22.81	14,963	127.8	24.02	15.94	22.37	1.87	22.53	19.07	0.67	0.61	10.99	10.02	95.46
BIF-Insured Thrifts(5)	23.71	53,797	358.8	24.08	14.86	22.70	3.70	22.00	18.58	0.81	0.76	11.15	10.37	111.13
AMEX Traded Companies(2)	13.89	6,159	48.2	14.73	10.80	13.77	0.68	4.85	10.13	0.37	0.38	9.90	9.90	59.60
NASDAQ Listed OTC Companies(18)	24.13	27,421	205.1	25.13	16.23	23.48	2.55	24.45	19.98	0.75	0.68	11.17	10.14	104.29
Mid-Atlantic Companies(13)	21.55	24,056	133.0	22.68	14.57	21.09	1.93	21.14	17.71	0.69	0.65	9.85	8.92	94.01
Mid-West Companies(4)	25.50	24,585	266.7	26.15	16.20	24.56	3.59	33.97	29.82	0.91	0.75	12.70	11.59	110.75
New England Companies(2)	23.10	35,920	398.2	23.63	17.05	22.45	2.63	10.43	13.97	0.71	0.72	13.81	12.87	136.49
South-East Companies(1)	31.15	19,624	123.5	32.75	23.71	30.55	1.96	14.94	0.23	0.14	0.11	13.12	13.12	48.05
Thrift Strategy(19)	22.76	23,148	159.6	23.79	15.35	22.20	2.27	23.39	19.33	0.69	0.63	10.79	9.93	94.46
Diversified Strategy(1)	28.21	61,800	709.5	28.50	21.11	27.15	3.90	4.48	11.94	0.97	0.93	15.43	13.55	191.79
Companies Issuing Dividends(20)	23.05	25,183	188.6	24.04	15.66	22.46	2.35	22.39	18.95	0.71	0.65	11.03	10.12	99.59
Equity/Assets 6-12%(12)	24.20	35,368	263.3	25.30	16.19	23.66	2.23	23.37	22.31	0.85	0.75	11.08	9.86	119.71
Equity/Assets >12%(8)	21.07	7,721	60.5	21.88	14.74	20.41	2.56	20.71	13.18	0.47	0.49	10.95	10.55	65.09
Holding Company Structure(17)	22.41	23,928	163.6	23.44	14.98	21.82	2.37	23.31	20.10	0.73	0.65	10.58	9.78	97.42
Assets Over $1 Billion(7)	26.38	59,715	447.6	27.08	17.31	25.56	3.11	24.40	18.88	1.03	0.96	11.99	10.44	122.85
Assets $500 Million-$1 Billion(3)	21.81	11,846	81.6	22.60	15.77	21.29	2.62	20.34	11.57	0.33	0.32	11.04	10.88	78.74
Assets $250-$500 Million(6)	23.71	3,115	28.3	25.23	14.99	23.00	2.59	27.33	29.87	0.61	0.50	10.37	9.15	106.47
Assets less than $250 Million(4)	17.33	2,338	15.8	18.30	13.52	17.24	0.53	14.25	10.95	0.55	0.54	10.20	10.18	65.92
Goodwill Companies(11)	22.36	17,008	164.9	23.04	15.22	21.65	2.96	25.14	21.80	0.80	0.72	11.23	9.48	116.18
Non-Goodwill Companies(9)	23.82	34,266	214.8	25.15	16.14	23.36	1.67	19.34	15.77	0.61	0.57	10.82	10.82	81.15
MHC Institutions(20)	23.05	25,183	188.6	24.04	15.66	22.46	2.35	22.39	18.95	0.71	0.65	11.03	10.12	99.59

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.45	82,856	2,191.5	35.17	21.60	25.37	4.26	-23.53	-2.58	2.87	2.72	18.04	15.80	271.44
BBX	BankAtlantic Bancorp of FL	11.54	58,393	673.9	12.40	7.00	10.70	7.85	4.15	22.12	1.18	1.01	8.21	6.65	99.44
CFB	Commercial Federal Corp. of NE	22.47	44,808	1,006.8	29.16	19.01	21.11	6.44	-21.98	-3.77	2.31	0.81	16.92	12.83	297.45
DSL	Downey Financial Corp. of CA	43.90	27,929	1,226.1	54.49	30.44	41.50	5.78	-18.48	12.56	3.76	2.65	30.49	30.38	409.54
FED	FirstFed Financial Corp. of CA	33.93	16,972	575.9	34.03	22.93	32.95	2.97	15.06	17.20	3.43	3.12	22.81	22.29	260.21
FBC	Flagstar Bancorp, Inc of MI	19.80	59,332	1,174.8	19.80	8.36	18.71	5.83	107.98	83.33	2.45	-0.63	7.72	7.72	160.23
GDW	Golden West Fin. Corp. of CA	77.79	152,775	11,884.4	77.79	56.20	76.10	2.22	12.01	8.33	6.42	6.38	34.00	34.00	458.21
GPT	GreenPoint Fin. Corp. of NY*	50.69	93,694	4,749.3	51.86	36.69	48.56	4.39	-1.53	12.20	5.43	2.41	20.31	16.09	239.07
NDE	IndyMac Bancorp of CA	25.70	55,191	1,418.4	25.81	16.14	23.66	8.62	10.30	38.99	2.61	-1.09	16.00	15.37	171.71
NYB	New York Community Bcrp of NY*	27.70	139,812	3,872.8	27.81	17.39	26.57	4.25	30.85	27.89	1.79	1.65	9.65	4.82	85.97
PFB	PFF Bancorp, Inc. of Pomona CA	37.26	11,770	438.6	38.50	23.50	35.68	4.43	10.43	19.23	3.01	2.92	23.21	23.10	267.97
PFS	Provident Financal Serv of NJ*	18.20	61,538	1,120.0	19.39	14.80	19.10	-4.71	82.00	82.00	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	16.32	263,996	4,308.4	16.35	11.20	15.15	7.72	6.60	16.16	1.34	1.23	10.82	5.71	154.79
SIB	Staten Island Bancorp of NY*	19.28	59,752	1,152.0	21.73	12.96	17.99	7.17	-5.72	-4.27	1.92	-1.08	10.46	9.54	115.50
WBS	Webster Financial Corp. of CT	37.85	45,617	1,726.6	39.71	30.28	36.65	3.27	-3.02	8.76	3.52	3.19	23.47	16.43	314.70
WES	Westcorp of Irvine CA	27.80	39,205	1,089.9	32.00	16.90	22.71	22.41	-9.74	32.38	2.20	2.29	16.27	16.26	335.91
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT*	21.35	2,679	57.2	21.35	12.94	20.60	3.64	57.56	5.96	1.32	1.32	10.18	10.16	157.08
BYS	Bay State Bancorp, Inc. of MA(8)	25.60	4,974	127.3	27.49	15.00	24.71	3.60	54.22	-1.54	1.52	1.45	12.26	12.26	117.51
BHL	Berkshire Hills Bancorp of MA*	26.40	6,001	158.4	27.61	19.50	25.28	4.43	14.04	12.10	0.32	-0.21	19.80	18.07	176.81
BFD	BostonFed Bancorp, Inc. of MA	24.21	4,416	106.9	35.20	22.75	24.32	-0.45	-15.23	-9.33	-0.28	-2.13	20.29	17.85	337.58
CNY	Carver Bancorp, Inc. of NY	15.30	2,297	35.1	15.50	9.15	15.20	0.66	31.33	36.36	1.58	1.58	16.68	16.61	220.61
EFC	EFC Bancorp, Inc of Elgin IL	19.41	4,599	89.3	20.60	15.90	19.74	-1.67	14.18	6.36	1.34	1.31	16.26	16.26	176.29
FCB	Falmouth Bancorp, Inc. of MA*	25.25	903	22.8	30.01	22.25	26.00	-2.88	-12.93	4.12	0.51	1.25	18.47	18.47	174.08
FAB	FirstFed America Bancorp of MA	31.75	8,443	268.1	31.75	21.50	30.00	5.83	23.78	27.77	2.73	0.25	22.87	16.51	285.97
GAF	GA Financial Corp., Inc. of PA	25.60	4,984	127.6	26.99	17.00	25.40	0.79	34.10	8.02	1.41	1.25	19.36	19.34	174.13
GOV	Gouverneur Bcp MHC of NY(42.4)	9.80	2,278	9.5	10.70	8.60	9.80	0.00	-6.67	4.26	0.28	0.25	7.61	7.61	38.02
KNK	Kankakee Bancorp, Inc. of IL	43.50	933	40.6	47.25	35.00	38.50	12.99	7.41	19.02	2.90	2.35	35.18	30.87	553.93
KYF	Kentucky First Bancorp of KY	17.75	883	15.7	18.00	13.75	17.90	-0.84	27.70	8.56	1.10	1.10	14.79	14.79	85.84
NBN	Northeast Bancorp of Auburn ME*	15.00	2,646	39.7	15.40	12.65	15.20	-1.32	3.45	2.18	1.44	1.01	13.89	13.49	177.52
SZB	SouthFirst Bancshares of AL	13.80	734	10.1	15.15	11.25	13.99	-1.36	8.24	-1.43	0.73	-0.38	16.95	16.20	190.47
SRN	Southern Banc Company of AL	14.60	961	14.0	15.50	11.71	14.60	0.00	9.69	-2.67	0.96	0.71	19.42	19.41	116.79
TSH	Teche Hlding Cp of Franklin LA	30.30	2,324	70.4	33.50	21.55	29.58	2.43	20.72	10.71	2.66	2.62	24.80	24.80	226.47
WSB	Washington SB, FSB of Bowie MD	8.25	6,905	57.0	8.50	4.87	8.19	0.73	38.19	44.48	0.73	0.37	4.71	4.71	42.42
WFD	Westfield Finl MHC of MA(47.0)*	17.98	10,039	86.9	18.75	12.99	17.74	1.35	16.38	16.00	0.45	0.50	12.18	12.18	81.18
WFI	Winton Financial Corp. of OH	12.20	4,501	54.9	12.35	9.20	12.25	-0.41	22.61	10.31	1.29	0.89	9.45	9.42	113.60
WRO	Woronoco Bancorp, Inc of MA	25.30	3,620	91.6	26.85	17.90	24.45	3.48	28.43	16.86	1.42	1.07	20.91	20.40	200.70
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	17.00	956	16.3	17.00	8.64	19.04	-10.71	87.22	42.98	1.13	1.11	12.30	12.30	162.05
ASBP	ASB Financial Corp. of OH	17.00	1,629	27.7	18.00	10.50	16.25	4.62	60.23	20.48	1.29	1.12	9.66	9.66	92.82
ABBK	Abington Bancorp of MA*	22.00	3,785	83.3	23.90	17.75	22.00	0.00	18.92	5.21	1.31	1.05	15.70	12.99	264.09
AABC	Access Anytime Bancorp of NM	9.40	1,357	12.8	9.96	8.01	9.40	0.00	0.53	-2.19	0.75	0.17	10.44	9.20	144.94
AFBC	Advance Fin. Bancorp of WV	23.38	932	21.8	24.00	16.00	22.50	3.91	39.58	24.69	1.90	1.69	20.79	13.86	347.75
ALLB	Alliance Bank MHC of PA (20.0)	30.43	3,441	20.9	33.99	21.30	30.52	-0.29	14.70	29.71	0.28	0.29	10.12	10.12	107.16
ASBI	Ameriana Bancorp of IN	14.52	3,148	45.7	14.79	10.71	13.80	5.22	-1.49	26.48	-0.09	-0.47	12.55	12.08	149.93
ABCW	Anchor BanCorp Wisconsin of WI	22.88	23,943	547.8	24.25	17.19	22.72	0.70	3.06	10.27	1.99	1.48	12.35	11.41	147.08
ALFC	Atlantic Liberty Fincl of NY	18.00	1,588	28.6	18.42	12.75	17.10	5.26	80.00	27.75	0.70	0.70	15.56	15.56	89.03
BCSB	BCSB Bankcorp MHC of MD (36.0)	16.29	5,874	34.4	16.29	10.62	15.58	4.56	29.70	18.47	0.41	0.34	7.81	7.34	106.98
BKMU	Bank Mutual Cp MHC of WI(49.8)	32.73	21,409	363.6	32.93	17.55	30.33	7.91	70.03	41.50	1.22	1.01	14.73	12.01	133.07
BKUNA	BankUnited Fin. Corp. of FL	18.41	25,597	471.2	19.68	13.70	18.57	-0.86	2.33	13.78	1.33	1.19	14.23	13.12	258.24
BFSB	Bedford Bancshares, Inc. of VA(8)	22.83	2,091	47.7	23.99	13.50	22.91	-0.35	38.45	44.59	1.40	1.40	12.48	12.48	125.65
BRBI	Blue River Bancshares of IN	4.88	2,406	11.7	5.08	4.13	4.55	7.25	-1.61	13.49	-1.82	-0.70	5.08	5.08	41.25
BYFC	Broadway Financial Corp. of CA	11.10	1,819	20.2	13.01	6.45	11.10	0.00	53.10	20.13	0.78	0.78	8.64	8.64	119.47
BRKL	Brookline Bancorp of MA*	14.26	57,790	824.1	14.76	10.76	14.01	1.78	24.22	19.83	0.28	0.19	10.62	10.62	24.64
CITZ	CFS Bancorp, Inc of Munster IN	14.10	12,267	173.0	15.46	13.05	14.00	0.71	-0.91	-1.40	0.51	0.57	12.64	12.64	130.17
CKFB	CKF Bancorp of Danville KY	24.40	704	17.2	25.45	17.26	24.15	1.04	32.61	30.83	1.91	1.91	19.76	18.20	201.76
CAFI	Camco Fin Corp of Cambridge OH	17.00	7,567	128.6	17.10	12.75	16.68	1.92	18.47	19.63	1.33	0.82	12.84	12.45	142.63
CFFN	Capitol Fd Fn MHC of KS (30.0)	30.18	73,121	672.3	32.22	20.20	29.99	0.63	11.12	4.79	1.21	0.96	13.47	13.47	119.26
CEBK	Central Bncrp of Somerville MA*	33.50	1,662	55.7	36.55	28.05	32.27	3.81	9.48	11.26	2.06	2.32	24.72	23.38	293.65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
CHFN	Charter Fincl MHC of GA (20.0)	31.15	19,624	123.5	32.75	23.71	30.55	1.96	14.94	0.23	0.14	0.11	13.12	13.12	48.05
CFSL	Chesterfield Financial of IL	20.88	3,896	81.3	21.08	17.70	20.99	-0.52	16.13	2.05	0.75	0.75	18.76	18.64	93.25
CTZN	Citizens First Bancorp of MI	21.95	8,480	186.1	23.61	17.15	20.85	5.28	4.72	4.23	1.46	1.15	17.71	17.71	123.78
CFSB	Citizens First Fin Corp. of IL	22.94	1,457	33.4	25.86	17.80	24.59	-6.71	16.15	-9.33	1.35	0.91	21.88	21.88	241.37
CSBC	Citizens South Banking of NC	13.70	9,077	124.4	13.80	8.41	13.38	2.39	30.35	34.31	0.52	0.51	10.66	9.78	55.22
CBSA	Coastal Bancorp of Houston TX	28.95	5,147	149.0	33.50	27.01	28.41	1.90	-4.49	-10.51	3.20	3.62	24.81	20.65	491.52
CFCP	Coastal Fin. Corp. of SC	13.00	10,636	138.3	15.50	10.80	12.44	4.50	8.33	-4.69	1.01	0.85	6.65	6.65	100.59
CCBI	Commercial Capital Bcrp of CA	13.51	14,355	193.9	14.28	7.76	13.92	-2.95	68.88	52.31	1.04	0.37	5.91	5.00	81.71
CFFC	Community Fin. Corp. of VA	15.00	2,059	30.9	16.99	11.54	14.51	3.38	25.00	19.43	1.40	1.31	12.56	12.54	138.93
CIBI	Community Inv. Bncp, Inc of OH	12.05	1,079	13.0	13.53	9.80	12.75	-5.49	20.38	7.21	1.05	1.06	11.82	11.82	113.51
SBMC	Connecticut Bancshares of CT*	40.23	11,089	446.1	45.50	25.65	40.24	-0.02	21.03	4.63	2.50	2.41	23.05	20.46	230.37
CRZY	Crazy Woman Creek Bncorp of WY	15.80	812	12.8	15.98	11.70	15.40	2.60	3.61	25.10	0.24	0.38	16.62	16.33	93.36
DCOM	Dime Community Bancshars of NY*	25.38	25,423	645.2	27.53	18.60	24.74	2.59	6.19	32.53	1.89	1.81	10.63	8.38	121.72
DFBS	Dutchfork Bancshares Inc of SC	33.13	1,153	38.2	33.25	23.00	31.75	4.35	33.86	21.67	2.41	0.68	27.48	27.48	194.58
ESBF	ESB Financial Corp. of PA	14.75	10,545	155.5	17.85	8.37	15.25	-3.28	64.07	36.70	0.87	0.92	9.48	8.70	126.57
ESBK	Elmira Svgs Bank, FSB of NY*	35.00	942	33.0	35.50	23.25	29.50	18.64	37.63	36.61	2.51	1.85	22.64	21.96	300.31
EVRT	Evertrust Fin. Grp, Inc. of WA*	24.95	4,835	120.6	25.25	16.55	24.15	3.31	36.71	15.24	1.41	1.27	18.96	18.96	146.05
FFDF	FFD Financial Corp of Dover OH	14.00	1,222	17.1	14.59	10.00	13.45	4.09	-3.38	16.47	0.74	0.40	13.80	13.80	108.81
FFLC	FFLC Bancorp of Leesburg FL	27.14	5,377	145.9	28.90	17.60	26.87	1.00	52.22	37.70	1.67	1.64	13.53	13.53	176.80
FFWC	FFW Corporation of Wabash IN	19.00	1,322	25.1	19.45	14.40	18.18	4.51	15.29	14.32	1.77	1.29	17.66	16.91	179.01
FMCO	FMS Fin Corp. of Burlington NJ	18.79	6,464	121.5	20.40	9.15	19.75	-4.86	53.89	40.01	1.20	1.19	9.15	8.94	180.58
FFHH	FSF Financial Corp. of MN	26.17	2,321	60.7	27.50	18.62	25.45	2.83	16.31	12.03	2.78	1.50	21.13	18.99	237.24
FDTR	Federal Trust Corp of FL	5.80	6,591	38.2	6.00	3.65	5.65	2.65	36.47	40.44	0.34	0.27	3.92	3.92	65.02
FBCI	Fidelity Bancorp of Chicago IL(8)	32.73	3,160	103.4	32.80	20.80	32.30	1.33	47.77	9.10	3.38	3.74	19.50	19.50	228.86
FSBI	Fidelity Bancorp, Inc. of PA	20.10	2,672	53.7	20.60	16.18	19.30	4.15	21.16	16.39	1.58	1.43	16.71	15.44	235.60
FFFL	Fidelity Bankshares, Inc of FL	22.50	14,900	335.3	22.59	16.60	22.04	2.09	10.57	25.70	1.20	1.08	11.59	11.44	181.16
FFED	Fidelity Fed. Bancorp of IN(8)	1.40	6,841	9.6	2.95	1.10	1.21	15.70	-41.91	-6.67	-0.34	-0.32	1.40	1.40	20.77
FBTC	First BancTrust Corp of IL	20.07	1,282	25.7	20.99	15.40	20.25	-0.89	21.56	20.32	1.21	0.84	20.24	20.24	166.35
FBEI	First Bancorp of Indiana of IN	17.50	1,619	28.3	17.94	13.95	17.24	1.51	19.05	21.11	0.87	0.54	18.39	17.08	116.53
FBSI	First Bancshares, Inc. of MO	16.00	1,632	26.1	16.60	10.61	16.30	-1.84	22.61	20.75	1.36	1.36	15.96	15.61	163.47
FBBC	First Bell Bancorp, Inc. of PA(8)	26.24	4,536	119.0	26.45	15.05	26.12	0.46	47.66	23.42	1.85	1.76	16.36	16.36	199.68
FCAP	First Capital, Inc. of IN	20.75	2,824	58.6	22.23	15.10	21.00	-1.19	29.69	2.07	1.12	1.11	15.09	12.98	140.55
FDEF	First Defiance Fin. Corp of OH	19.80	6,347	125.7	21.45	15.00	19.66	0.71	-0.95	4.76	2.38	0.62	18.93	18.35	141.26
FESX	First Essex Bancorp, Inc of MA*	36.74	7,718	283.6	38.90	26.48	36.43	0.85	19.32	10.00	2.68	2.54	18.73	16.79	227.42
FFBH	First Fed. Bancshares of AR	28.97	2,666	77.2	32.85	23.65	29.00	-0.10	14.73	14.06	3.00	2.74	26.40	26.40	261.12
FTFC	First Fed. Capital Corp. of WI	19.65	19,703	387.2	22.50	16.85	19.04	3.20	-6.21	1.76	1.79	-0.01	10.72	8.51	156.99
FFBI	First Federal Bancshares of IL	22.40	2,066	46.3	22.45	17.35	22.20	0.90	28.74	10.34	0.99	0.95	23.08	22.19	154.16
FFSX	First Federal Bankshares of IA	18.00	3,943	71.0	18.26	11.76	18.15	-0.83	28.57	24.14	1.29	1.09	18.03	13.26	161.01
FFBZ	First Federal Bncrp, Inc of OH	7.64	3,246	24.8	8.45	6.16	7.49	2.00	8.37	-3.90	0.51	0.59	6.62	6.62	70.68
FFCH	First Fin. Holdings Inc. of SC	29.24	12,723	372.0	32.75	22.58	27.09	7.94	-0.37	18.09	2.18	1.72	12.69	11.45	174.02
FFHS	First Franklin Corp. of OH	15.70	1,635	25.7	16.65	11.30	15.69	0.06	33.62	16.30	0.79	0.50	14.46	14.46	171.52
FKAN	First Kansas Fin. Corp. of KS	16.05	908	14.6	17.00	12.80	16.10	-0.31	14.64	14.07	0.72	0.64	18.55	18.55	168.89
FKFS	First Keystone Fin., Inc of PA	23.74	1,986	47.1	23.74	13.80	23.60	0.59	43.18	48.37	1.44	1.21	16.40	16.40	273.24
CASH	First Midwest Fin., Inc. of IA	18.83	2,494	47.0	19.10	12.90	18.26	3.12	36.45	18.43	1.21	1.19	18.16	16.80	296.45
FMSB	First Mutual Bncshrs Inc of WA*	22.96	4,281	98.3	23.86	14.86	20.75	10.65	53.48	27.27	1.85	1.55	10.74	10.74	184.58
FNFG	First Niagara Financial of NY*	13.68	66,071	903.9	13.94	9.12	13.52	1.18	38.74	35.45	0.52	0.51	9.71	8.01	51.60
FNFI	First Niles Fin., Inc. of OH	16.10	1,432	23.1	16.60	14.25	16.20	-0.62	5.57	0.31	0.75	0.65	12.25	12.25	70.04
FPTB	First PacTrust Bancorp of CA	19.10	5,290	101.0	19.21	13.65	18.66	2.36	59.17	13.56	0.59	0.61	16.95	16.95	94.54
FPFC	First Place Fin. Corp. of OH	17.38	13,313	231.4	19.91	13.15	16.96	2.48	0.52	4.51	1.13	0.58	13.52	11.75	113.84
FSFF	First SecurityFed Fin of IL	26.53	3,953	104.9	30.22	20.97	28.96	-8.39	21.86	9.22	2.04	2.03	19.67	19.65	119.01
FSLA	First Sentinel Bancorp of NJ	15.10	27,584	416.5	15.97	12.71	15.04	0.40	6.64	4.93	0.94	0.91	7.77	7.61	83.06
FBNW	FirstBank NW Corp. of ID	25.50	1,381	35.2	26.25	17.80	25.31	0.75	33.44	24.39	2.01	0.84	21.77	21.77	240.69
FFBK	FloridaFirst Bancorp of FL	23.90	5,374	128.4	24.67	15.92	23.61	1.23	24.48	-0.08	1.05	0.93	18.71	16.71	153.29
FFIC	Flushing Fin. Corp. of NY*	20.59	12,600	259.4	20.84	14.85	20.00	2.95	8.37	25.70	1.35	1.57	10.76	10.45	137.88
FKKY	Frankfort First Bancorp of KY	19.69	1,246	24.5	19.83	16.00	18.71	5.24	12.45	13.49	1.03	1.03	14.47	14.47	111.56
GUPB	GFSB Bancorp, Inc of Gallup NM	17.60	1,146	20.2	17.64	13.02	17.60	0.00	21.38	6.73	1.34	1.27	15.11	15.11	188.32
GSLA	GS Financial Corp. of LA	19.10	1,388	26.5	19.20	17.65	19.10	0.00	5.06	5.23	0.88	0.60	23.19	23.19	151.18
GCFC	Grand Central Fin. Corp. of OH	12.66	1,646	20.8	12.75	9.01	12.75	-0.71	18.87	34.97	-0.40	0.20	9.95	9.95	64.27
GTPS	Great American Bancorp of IL	30.84	766	23.6	32.82	22.30	30.84	0.00	31.23	8.98	2.43	1.75	23.14	22.51	224.62
PEDE	Great Pee Dee Bancorp of SC	14.40	1,755	25.3	16.74	12.00	14.45	-0.35	16.13	-2.96	0.82	0.94	14.74	14.01	82.42
GAFC	Greater Atlant. Fin Corp of VA	7.15	3,012	21.5	7.99	5.81	7.00	2.14	11.72	14.22	0.50	-2.12	6.94	6.51	162.88
GCBC	Green Co Bcrp MHC of NY (43.0)	23.26	2,034	20.2	24.50	17.00	24.00	-3.08	30.67	22.42	1.06	1.06	13.87	13.87	120.00
GFED	Guaranty Fed Bancshares of MO	15.95	3,016	48.1	16.25	13.35	16.05	-0.62	14.75	1.85	1.17	0.87	11.99	11.98	124.54
HCBB	HCB Bancshares, Inc. of AR	18.17	1,445	26.3	18.35	14.00	18.00	0.94	12.65	13.56	0.72	0.89	19.26	19.26	174.80
HFFC	HF Financial Corp. of SD	19.25	3,264	62.8	19.75	10.50	19.20	0.26	45.83	34.62	1.34	1.40	15.38	13.78	236.47

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HMNF	HMN Financial, Inc. of MN	18.90	4,343	82.1	20.25	15.55	18.63	1.45	-4.11	12.30	1.08	0.40	17.24	16.25	175.32
HARB	Harbor Florida Bancshrs of FL	25.66	23,935	614.2	27.27	18.21	26.16	-1.91	10.18	13.94	1.50	1.38	10.55	10.38	91.15
HARL	Harleysville Svgs Fin Cp of PA	25.11	2,277	57.2	26.65	19.60	25.00	0.44	18.72	14.76	2.05	2.04	17.38	17.38	289.55
HWFG	Harrington West Fncl of CA	12.36	4,328	53.5	12.98	10.75	12.50	-1.12	23.60	9.87	1.33	1.35	10.15	8.94	192.93
HFFB	Harrodsburg 1st Fin Bcrp of KY	16.42	1,334	21.9	17.63	10.75	15.40	6.62	35.14	31.89	0.78	0.85	16.68	16.21	125.07
HTHR	Hawthorne Fin. Corp. of CA	30.72	7,681	236.0	33.36	24.64	29.77	3.19	1.55	7.64	3.06	3.24	21.69	18.53	333.43
HMLK	Hemlock Fed. Fin. Corp. of IL	29.00	969	28.1	29.00	25.70	29.00	0.00	3.57	7.41	2.04	1.64	22.22	20.80	329.57
HFWA	Heritage Financial Corp of WA	22.70	6,673	151.5	24.47	14.45	22.03	3.04	44.31	27.46	1.38	1.23	10.46	9.46	88.42
HCBC	High Country Bancorp of CO	28.86	895	25.8	28.86	18.51	26.72	8.01	48.00	19.01	2.10	1.47	19.39	19.39	204.62
HIFS	Hingham Inst. for Sav. of MA*	34.51	2,070	71.4	35.25	28.35	35.25	-2.10	14.27	15.07	2.31	2.35	18.21	18.21	209.29
HCFC	Home City Fin. Corp. of OH	13.60	784	10.7	14.19	9.15	14.19	-4.16	18.26	16.24	0.71	0.44	14.87	14.44	193.49
HWEN	Home Financial Bancorp of IN	4.82	1,356	6.5	5.56	3.65	5.00	-3.60	10.80	2.77	0.29	0.41	4.91	4.91	46.46
HLFC	Home Loan Financial Corp of OH	15.00	1,643	24.6	15.49	12.85	15.05	-0.33	15.38	13.72	1.02	1.00	12.84	12.84	89.72
HFBC	HopFed Bancorp of KY	16.49	3,630	59.9	16.49	11.78	15.60	5.71	34.28	24.27	1.23	1.07	12.98	11.30	128.60
HRZB	Horizon Financial Corp. of WA*	16.74	10,550	176.6	18.00	10.00	15.89	5.35	44.56	36.99	1.15	0.97	10.07	10.02	77.71
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	25.36	191,839	944.8	25.40	13.34	23.92	6.02	29.26	36.12	1.05	1.02	6.95	6.95	77.74
HRBT	Hudson River Bancorp Inc of NY	25.25	15,169	383.0	27.50	20.65	23.96	5.38	4.77	2.02	1.84	1.84	17.02	12.32	164.47
ICBC	Independence Comm Bnk Cp of NY	28.30	55,212	1,562.5	32.30	21.27	27.02	4.74	-10.33	11.51	2.29	2.27	16.68	13.32	147.00
IFSB	Independence FSB of DC	15.90	1,553	24.7	16.35	9.09	17.00	-6.47	56.80	65.97	0.26	-0.09	14.61	14.61	159.02
JXVL	Jacksonville Bancorp Inc of TX	30.09	1,795	54.0	30.30	22.75	29.51	1.97	20.65	7.46	3.53	3.54	23.63	21.72	248.51
JXSB	Jcksnville Bcp MHC of IL(45.6)	16.85	1,921	14.7	16.95	10.20	16.75	0.60	31.13	55.87	0.47	0.30	10.70	9.06	134.73
KFBI	Klamath First Bancorp of OR	17.40	6,859	119.3	17.75	13.24	16.51	5.39	7.54	8.41	1.04	0.78	17.35	11.74	215.43
LSBX	LSB Corp of No. Andover MA*	13.50	4,204	56.8	14.02	11.00	13.55	-0.37	-3.50	10.29	0.67	0.58	12.67	12.67	103.66
LSBI	LSB Fin. Corp. of Lafayette IN	22.07	1,364	30.1	22.78	17.45	22.52	-2.00	14.65	13.41	2.06	1.43	18.94	18.94	231.28
LARL	Laurel Capital Group Inc of PA	19.54	1,883	36.8	21.20	17.25	21.20	-7.83	-4.68	1.66	1.46	1.45	14.54	12.05	168.22
LNCB	Lincoln Bancorp of IN	17.95	4,452	79.9	19.30	16.27	17.80	0.84	4.06	8.00	0.96	0.68	17.62	17.11	121.31
LOGN	Logansport Fin. Corp. of IN	17.60	852	15.0	18.20	14.40	18.15	-3.03	3.29	4.70	1.83	1.68	18.32	18.32	171.32
MAFB	MAF Bancorp, Inc. of IL	36.94	23,310	861.1	39.94	28.60	36.29	1.79	-7.42	8.65	3.28	2.69	22.18	17.79	256.75
MFBC	MFB Corp. of Mishawaka IN	25.41	1,267	32.2	26.69	20.10	25.24	0.67	3.71	11.11	0.48	-0.39	26.16	26.16	343.50
MSBF	MSB Financial, Inc of MI	13.50	1,301	17.6	16.00	11.00	13.00	3.85	5.47	15.78	1.23	0.63	11.47	10.09	79.34
MASB	MassBank Corp. of Reading MA*	31.55	4,539	143.2	35.50	26.70	30.34	3.99	1.74	11.48	2.01	1.91	25.18	24.94	223.82
MTXC	Matrix Bancorp, Inc. of CO	9.65	6,491	62.6	12.88	7.40	9.85	-2.03	-24.31	1.90	-0.63	-0.69	10.61	10.61	261.51
MFLR	Mayflower Co-Op. Bank of MA*	17.60	1,354	23.8	17.95	12.97	17.20	2.33	19.73	21.72	1.07	0.95	11.17	11.08	136.62
MCBF	Monarch Community Bncrp of MI	13.74	2,314	31.8	14.32	10.01	13.45	2.16	37.40	21.16	0.53	0.19	16.06	16.06	92.56
MBBC	Monterey Bay Bancorp of CA(8)	26.00	3,461	90.0	26.66	16.60	26.03	-0.12	41.30	30.33	1.81	1.76	16.83	16.64	180.82
MFSF	MutualFirst Fin. Inc. of IN	23.44	5,276	123.7	24.04	17.47	22.60	3.72	20.82	18.56	1.64	1.43	17.66	17.48	147.17
MYST	Mystic Financial of MA*	21.96	1,468	32.2	22.15	16.20	20.80	5.58	25.49	19.87	1.12	0.82	17.41	17.41	284.52
NASB	NASB Fin, Inc. of Grandview MO	24.99	8,440	210.9	25.95	19.16	24.24	3.09	3.01	8.65	2.56	1.77	13.93	13.81	131.82
NHTB	NH Thrift Bancshares of NH	22.00	1,963	43.2	23.99	15.00	23.15	-4.97	22.22	18.28	2.19	1.28	17.76	11.58	247.96
NMIL	Newmil Bancorp, Inc. of CT*	22.78	4,229	96.3	23.46	17.60	22.56	0.98	4.26	14.19	1.65	1.57	13.01	10.91	162.02
NBSI	North Bancshares of Chicago IL	16.77	1,143	19.2	17.07	11.25	17.07	-1.76	32.57	13.01	0.55	0.43	12.08	12.08	119.37
FFFD	North Central Bancshares of IA	34.86	1,607	56.0	36.75	23.00	34.05	2.38	26.53	12.45	3.82	3.82	23.93	20.84	264.85
NEIB	Northeast Indiana Bncrp of IN	18.00	1,484	26.7	18.00	13.10	16.85	6.82	19.21	13.92	1.16	0.89	17.93	17.93	151.32
NEPF	Northeast PA Fin. Corp of PA	15.60	4,177	65.2	18.00	13.96	15.50	0.65	-12.11	-0.64	1.07	0.52	16.12	13.05	216.95
NWSB	Northwest Bcrp MHC of PA(25.4)	16.02	47,660	194.5	16.99	9.98	15.73	1.84	8.76	8.32	0.85	0.82	7.27	5.60	107.66
OCFC	OceanFirst Fin. Corp of NJ	23.51	13,778	323.9	24.73	16.75	22.52	4.40	9.15	4.72	1.48	1.16	9.83	9.71	126.65
ONFC	Oneida Fincl MHC of NY (45.7)	24.28	4,907	52.9	27.48	16.56	23.03	5.43	30.89	34.89	0.70	0.57	9.86	7.40	85.51
OTFC	Oregon Trail Fin. Corp. of OR(8)	23.75	3,035	72.1	23.88	17.95	23.56	0.81	23.38	13.64	1.72	1.66	19.38	19.36	125.26
PBNC	PFS Bancorp Inc of IN	17.50	1,474	25.8	17.90	14.25	17.50	0.00	18.64	12.54	0.55	0.57	17.88	17.88	81.89
PHSB	PHSB Financial Corp of PA	17.80	2,917	51.9	18.50	14.00	17.72	0.45	24.91	13.74	0.90	0.82	16.07	16.07	117.76
PVFC	PVF Capital Corp. of OH	13.93	5,786	80.6	14.40	9.15	13.50	3.19	30.43	11.00	1.37	0.78	9.85	9.85	120.27
PPBI	Pacific Premier Bncrp of CA(8)	6.73	1,334	9.0	7.10	2.50	6.25	7.68	77.11	26.74	1.67	1.52	8.23	8.23	174.24
PBCI	Pamrapo Bancorp, Inc. of NJ	18.01	5,146	92.7	19.00	13.53	17.80	1.18	9.15	6.00	1.37	1.43	10.02	10.02	117.42
PFED	Park Bancorp of Chicago IL	28.20	1,194	33.7	28.35	20.42	27.50	2.55	34.61	23.41	1.81	1.75	24.76	24.76	220.88
PVSA	Parkvale Financial Corp of PA	23.77	5,563	132.2	30.55	20.95	22.45	5.88	-11.83	3.08	1.53	1.61	17.81	15.71	292.15
PRTR	Partners Trust MHC of NY(46.4)	20.09	14,204	132.4	20.49	12.95	19.91	0.90	33.05	26.19	0.68	0.84	11.81	9.11	93.52
PBHC	Pathfinder BC MHC of NY (39.1)*	14.77	2,442	15.1	15.25	10.38	14.96	-1.27	5.65	0.41	0.70	0.48	8.56	6.57	115.74
PFSB	PennFed Fin. Services of NJ	28.40	6,979	198.2	28.79	22.12	28.15	0.89	7.58	4.60	2.16	2.03	16.96	16.44	262.06
PFDC	Peoples Bancorp of Auburn IN	20.90	3,441	71.9	21.09	15.86	20.40	2.45	11.05	7.18	1.58	1.49	18.17	17.30	147.67
PBCT	Peoples Bank, MHC of CT (40.8)*	28.21	61,800	709.5	28.50	21.11	27.15	3.90	4.48	11.94	0.97	0.93	15.43	13.55	191.79
PCBI	Peoples Community Bcrp. of OH	24.90	2,513	62.6	25.50	19.80	25.00	-0.40	18.57	9.69	1.44	1.58	17.88	15.94	251.12
PSFC	Peoples Sidney Fin. Corp of OH	15.00	1,443	21.6	15.15	11.50	15.00	0.00	27.55	20.00	0.59	0.59	12.00	12.00	99.33
PHFC	Pittsburgh Fin Corp of PA	14.59	1,425	20.8	15.00	10.65	14.20	2.75	3.04	21.58	0.57	0.69	15.98	15.87	266.46
PFSL	Pocahontas Bancorp, Inc. of AR	12.00	4,279	51.3	12.47	9.25	11.79	1.78	21.83	9.09	1.08	0.69	11.25	7.19	159.73
PORT	Port Fin. Corp of Brighton MA(8)	53.66	5,288	283.8	53.80	31.80	53.70	-0.07	51.58	20.26	2.65	2.39	23.42	23.42	292.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 30, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1) ($)	Outst-anding (000)	Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
PFNC	Progress Financial Corp. of PA	14.81	7,089	105.0	15.23	6.76	14.81	0.00	55.57	33.91	0.66	0.74	9.09	8.93	156.15
PBCP	Provident Bcp MHC of NY (45.1)	32.07	7,972	116.3	33.05	26.01	31.90	0.53	14.09	3.29	1.25	1.17	14.24	12.39	136.89
PROV	Provident Fin. Holdings of CA	30.46	4,969	151.4	31.75	20.45	30.47	-0.03	41.87	15.03	2.94	0.58	20.40	20.37	237.90
PULB	Pulaski Fin Cp of St. Louis MO	23.69	2,713	64.3	24.54	17.61	23.91	-0.92	21.30	10.39	2.06	0.38	12.51	12.51	159.42
QCBC	Quaker City Bancorp, Inc of CA	38.60	6,360	245.5	38.79	27.74	37.37	3.29	34.31	17.22	3.62	3.45	21.20	21.13	246.61
RIVR	River Valley Bancorp of IN	35.50	814	28.9	35.50	23.20	34.15	3.95	35.50	16.43	3.23	1.46	26.01	25.97	287.31
RVSB	Riverview Bancorp, Inc. of WA	17.50	4,359	76.3	17.71	13.60	17.24	1.51	23.24	16.67	1.00	1.09	12.51	12.42	96.33
ROME	Rome Bncp Inc MHC of NY (41.6)*	32.24	2,866	37.8	32.50	16.50	29.72	8.48	54.26	28.45	0.89	0.85	12.61	12.61	89.20
RSLN	Roslyn Bancorp, Inc. of NY*	19.32	78,300	1,512.8	23.97	15.30	18.38	5.11	-18.00	7.15	1.92	1.87	7.01	6.99	138.97
SCFS	Seacoast Fin Serv Corp of MA*	20.37	23,092	470.4	25.76	16.88	19.45	4.73	-11.43	1.80	1.59	1.60	13.38	11.85	163.53
SFBI	Security Financial Bcrp of IN(8)	23.81	1,864	44.4	24.50	18.70	23.81	0.00	20.25	2.01	-0.22	-0.03	19.64	19.64	107.18
SVBI	Severn Bancorp Inc of MD	22.30	4,143	92.4	25.10	14.25	21.60	3.24	51.19	39.38	2.30	2.05	10.93	10.85	118.68
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.00	3,151	17.2	15.50	11.61	14.00	0.00	9.38	0.00	0.11	0.11	7.43	7.43	49.70
SOBI	Sobieski Bancorp of S. Bend IN	13.00	676	8.8	14.10	10.96	13.00	0.00	-1.59	-3.63	-5.05	-4.23	14.23	14.23	194.66
SFFS	Sound Fed Bancorp Inc of NY	13.35	13,247	176.8	14.05	6.78	13.30	0.38	92.36	22.70	0.62	0.62	10.07	9.02	55.90
SSFC	South Street Fin. Corp. of NC*	9.20	3,080	28.3	9.40	6.80	9.25	-0.54	29.58	22.83	0.54	0.53	8.12	8.12	72.05
SMBC	Southern Missouri Bncrp of MO	24.50	1,155	28.3	25.30	17.45	24.38	0.49	28.95	17.22	2.32	2.32	21.71	18.96	243.45
STFR	St. Francis Cap. Corp. of WI(8)	28.57	9,399	268.5	28.84	20.25	28.35	0.78	22.88	21.99	2.48	1.14	19.88	18.47	244.01
SFFC	StateFed Financial Corp. of IA	11.72	1,279	15.0	12.65	8.71	11.90	-1.51	10.57	-2.82	0.15	0.12	11.12	11.12	78.73
STSA	Sterling Financial Corp of WA	23.82	14,753	351.4	23.94	14.43	23.16	2.85	18.21	39.22	1.88	1.83	16.34	13.08	259.01
STBI	Sturgis Bancorp of MI	11.24	2,809	31.6	11.50	9.16	11.24	0.00	11.84	7.56	1.03	0.39	9.99	8.14	104.71
SUFI	Superior Financial Corp of AR(8)	23.50	8,279	194.6	23.67	14.37	23.52	-0.09	28.07	27.93	1.94	1.84	16.06	9.27	211.04
THRD	TF Fin. Corp. of Newtown PA	30.50	2,738	83.5	31.20	19.62	29.50	3.39	26.98	23.43	1.65	1.24	23.01	21.24	263.05
THTL	Thistle Group Holdings of PA	15.22	5,269	80.2	15.75	10.13	14.95	1.81	20.79	29.97	0.91	0.84	14.62	13.16	155.19
TONE	TierOne Corporation of NE	21.15	22,575	477.5	21.41	13.15	20.70	2.17	111.50	39.51	0.72	0.53	15.33	15.33	95.01
TSBK	Timberland Bancorp, Inc. of WA	21.16	4,253	90.0	21.25	14.80	20.95	1.00	24.47	15.95	1.70	1.49	17.82	17.82	102.47
TRYF	Troy Financial Corp of Troy NY	27.10	9,347	253.3	30.25	22.84	26.70	1.50	3.83	0.44	1.45	1.42	16.57	13.23	131.64
TRST	TrustCo Bank Corp of NY	11.46	74,278	851.2	13.35	8.75	0.00	-1.00	-10.26	6.31	0.71	0.60	3.13	3.12	36.51
UCBC	Union Community Bancorp of IN	16.95	2,278	38.6	17.65	13.56	17.15	-1.17	13.53	7.96	1.23	1.23	16.50	15.25	123.46
UFBS	Union Fin Bancshares Inc of SC	16.00	1,965	31.4	17.25	12.29	15.25	4.92	24.03	18.43	0.91	0.83	14.22	11.51	175.45
UCFC	United Community Fin. of OH	9.14	34,415	314.6	9.39	7.51	9.04	1.11	7.53	5.66	0.63	0.46	7.85	6.74	57.93
UPFC	United PanAm Fin. Corp of CA	9.68	15,873	153.7	10.70	5.50	9.41	2.87	43.62	54.88	0.87	0.88	5.88	5.88	75.31
UTBI	United Tenn. Bancshares of TN	14.10	1,273	17.9	14.50	10.03	14.10	0.00	37.43	21.13	1.41	1.39	12.67	12.00	88.04
WSFS	WSFS Financial Corp. of DE(8)*	36.66	7,826	286.9	36.90	20.65	36.25	1.13	49.75	11.19	17.50	101.79	25.21	25.21	247.65
WVFC	WVS Financial Corp. of PA	18.50	2,586	47.8	18.50	15.10	18.50	0.00	15.63	16.21	1.41	1.39	11.65	11.65	142.40
WSBI	Warwick Community Bncrp of NY*	30.10	4,646	139.8	33.05	22.95	29.80	1.01	12.10	6.25	1.98	1.96	16.67	16.12	178.81
WFSL	Washington Federal, Inc. of WA	23.49	69,580	1,634.4	25.05	18.64	22.40	4.87	-4.51	3.98	2.12	2.09	14.20	13.69	105.08
WAYN	Wayne Savings Bancorp of OH	13.76	3,889	53.5	15.22	10.25	13.39	2.76	3.69	29.93	0.56	0.51	11.18	11.18	90.93
WYPT	Waypoint Financial Corp of PA	18.71	32,665	611.2	19.74	15.60	18.15	3.09	0.97	5.11	1.44	1.14	12.93	12.57	171.52
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.25	1,888	16.1	22.50	16.85	21.15	5.20	23.61	17.11	0.74	0.74	11.88	11.81	55.95
WEFC	Wells Fin. Corp. of Wells MN	23.38	1,131	26.4	23.65	17.20	22.95	1.87	9.77	12.13	2.98	1.49	22.89	22.89	200.23
WEBK	West Essex Bp MHC of NJ (40.1)(8)	35.07	4,891	68.8	35.90	18.00	34.84	0.66	72.33	0.52	0.24	0.32	10.61	10.05	78.60
WOFC	Western Ohio Fin. Corp. of OH	24.52	1,759	43.1	26.00	18.65	25.34	-3.24	21.09	17.66	1.43	1.12	24.64	24.64	199.68
WGBC	Willow Grove Bancorp of PA	15.79	11,336	179.0	16.15	9.94	15.94	-0.94	35.54	13.60	0.64	0.57	11.14	11.05	73.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(180)	10.12	9.60	0.87	9.18	6.86	0.69	6.93	0.76	166.32	1.05	14.88	132.42	13.13	142.52	17.10	0.44	2.22	30.84
NYSE Traded Companies(12)	7.19	6.36	1.20	16.95	9.53	0.69	9.41	0.63	141.94	1.25	10.69	166.84	11.81	192.81	13.86	0.40	1.40	14.41
AMEX Traded Companies(14)	10.14	9.80	0.80	8.02	6.82	0.53	4.78	0.59	226.02	0.96	14.10	119.17	11.95	126.46	17.14	0.54	2.62	34.29
NASDAQ Listed OTC Companies(154)	10.36	9.85	0.85	8.63	6.64	0.70	6.91	0.79	162.45	1.04	15.34	130.72	13.35	139.75	17.38	0.43	2.25	32.08
California Companies(16)	8.26	8.02	1.17	14.46	8.54	0.82	10.78	0.34	262.05	1.42	11.33	160.19	12.92	166.95	11.96	0.20	0.74	10.42
Florida Companies(7)	8.23	7.72	0.93	11.24	6.43	0.84	10.05	0.61	175.75	0.79	16.51	169.08	14.17	178.47	18.58	0.25	1.17	20.08
Mid-Atlantic Companies(36)	8.88	8.21	0.88	10.28	6.67	0.76	8.32	0.47	213.48	1.12	15.72	144.63	13.34	159.86	17.40	0.44	2.21	32.53
Mid-West Companies(85)	10.97	10.53	0.79	7.60	6.73	0.60	5.33	1.03	123.52	0.98	15.32	121.62	13.04	128.62	18.21	0.48	2.57	35.56
New England Companies(7)	7.81	6.22	0.74	9.51	6.46	0.33	3.63	0.35	444.50	1.20	12.56	132.86	10.36	174.46	17.57	0.72	2.62	32.43
North-West Companies(8)	11.30	10.51	1.22	10.76	7.23	1.08	9.40	0.51	229.38	1.14	14.22	143.47	16.39	159.81	15.88	0.50	2.35	33.83
South-East Companies(14)	12.21	11.75	1.00	9.07	7.12	0.82	7.32	0.61	116.67	0.88	15.32	122.06	13.99	128.08	15.80	0.42	2.33	32.62
South-West Companies(4)	7.45	6.83	0.86	11.41	9.59	0.77	10.35	0.82	73.22	0.69	10.81	112.64	8.46	124.35	10.12	0.38	1.54	16.21
Western Companies (Excl CA)(3)	10.45	10.34	0.36	2.32	0.76	0.30	1.28	1.90	37.01	1.55	13.74	111.62	11.57	112.18	19.63	0.33	1.59	23.81
Thrift Strategy(170)	10.30	9.81	0.87	8.95	6.76	0.69	6.85	0.77	165.49	1.05	15.15	131.87	13.32	140.69	17.23	0.44	2.26	31.88
Mortgage Banker Strategy(8)	6.91	5.69	0.87	12.38	8.11	0.54	7.95	0.66	201.16	1.18	10.75	142.57	10.04	180.31	14.82	0.29	1.27	10.98
Real Estate Strategy(2)	8.25	8.24	1.15	14.54	10.20	0.72	9.15	1.21	30.83	0.55	9.81	135.26	11.16	135.47	15.78	0.36	2.76	26.84
Companies Issuing Dividends(160)	10.24	9.71	0.91	9.44	6.94	0.72	7.23	0.74	169.85	1.00	14.88	132.26	13.27	142.42	17.29	0.48	2.45	33.99
Companies Without Dividends(20)	8.91	8.55	0.52	6.71	6.11	0.40	4.03	0.97	125.18	1.50	14.94	133.95	11.84	143.51	14.06	0.00	0.00	0.00
Equity/Assets <6%(13)	5.20	4.71	0.62	11.48	6.91	0.25	3.76	0.86	96.78	1.30	13.90	141.17	7.32	154.90	15.92	0.26	1.29	20.10
Equity/Assets 6-12%(121)	8.69	8.12	0.92	10.45	7.45	0.70	8.01	0.78	170.97	1.07	13.64	138.37	12.13	150.50	16.17	0.46	2.22	28.72
Equity/Assets >12%(46)	15.09	14.67	0.82	5.30	5.34	0.76	5.02	0.69	175.54	0.93	18.61	115.03	17.29	119.02	20.24	0.43	2.47	40.25
Actively Traded Companies(13)	7.92	6.84	1.11	14.10	7.81	0.90	11.18	0.82	184.86	1.11	11.95	168.97	13.44	202.45	14.43	0.49	2.13	23.73
Market Value Below $20 Million(21)	11.63	11.36	0.33	2.09	6.23	0.36	2.49	1.18	113.34	0.95	14.98	103.14	11.98	105.94	15.50	0.37	2.52	35.42
Holding Company Structure(178)	10.12	9.59	0.87	9.21	6.88	0.69	6.98	0.76	166.32	1.05	14.90	132.30	13.12	142.53	17.06	0.44	2.23	31.11
Assets Over $1 Billion(54)	8.25	7.48	1.08	13.11	7.42	0.78	9.25	0.59	202.83	1.28	13.64	161.76	13.60	180.75	15.90	0.40	1.79	22.81
Assets $500 Million-$1 Billion(39)	10.05	9.43	0.87	9.17	7.12	0.73	7.67	0.63	165.12	0.91	15.04	127.37	12.77	136.79	17.86	0.47	2.31	34.16
Assets $250-$500 Million(40)	10.06	9.57	0.89	8.90	6.88	0.70	6.22	0.91	175.82	0.99	15.20	123.82	12.38	132.55	17.48	0.47	2.36	33.81
Assets less than $250 Million(47)	12.38	12.19	0.61	4.87	5.97	0.54	4.25	0.99	107.44	0.94	16.11	110.51	13.54	112.27	17.57	0.42	2.50	35.46
Goodwill Companies(110)	9.61	8.79	0.97	10.47	7.34	0.75	7.81	0.65	189.74	1.04	14.28	135.67	12.97	151.74	16.90	0.46	2.25	30.56
Non-Goodwill Companies(69)	10.97	10.97	0.69	6.90	5.98	0.58	5.41	0.98	121.92	1.08	16.16	126.13	13.32	126.13	17.40	0.40	2.16	31.58
Acquirors of FSLIC Cases(6)	8.60	8.24	0.89	10.62	6.19	0.68	7.54	1.54	61.15	1.04	11.15	149.25	12.88	158.17	16.93	0.43	1.84	14.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(31)	10.88	10.15	1.05	11.40	6.28	0.86	9.29	0.25	283.42	1.09	15.14	168.72	17.42	176.82	17.32	0.54	2.28	35.36
NYSE Traded Companies(4)	12.90	10.70	1.81	17.67	7.43	0.79	5.99	0.49	173.57	0.81	11.62	213.57	25.14	218.06	18.91	0.69	2.27	32.77
AMEX Traded Companies(4)	9.03	8.72	0.55	7.38	4.75	0.52	6.96	0.34	288.60	1.23	13.30	146.94	12.87	151.03	17.08	0.41	1.85	22.47
NASDAQ Listed OTC Companies(23)	10.85	10.31	1.01	11.00	6.35	0.94	10.31	0.20	314.43	1.11	15.82	164.53	16.84	175.89	17.20	0.54	2.37	37.08
Mid-Atlantic Companies(11)	10.89	9.42	1.44	15.67	7.12	1.01	10.74	0.38	183.90	0.91	14.34	203.60	20.53	216.37	17.05	0.59	2.21	32.17
New England Companies(16)	10.91	10.46	0.80	8.95	5.68	0.74	8.40	0.19	357.63	1.19	15.61	150.05	15.84	159.67	17.49	0.54	2.26	36.01
North-West Companies(3)	10.59	10.56	1.20	11.82	6.86	1.03	10.08	0.10	511.18	1.39	14.89	170.54	17.02	170.81	17.24	0.42	2.01	30.27
South-East Companies(1)	11.27	11.27	0.76	6.81	5.87	0.75	6.68	0.00	0.00	0.33	17.04	113.30	12.77	113.30	17.36	0.40	4.35	74.07
Thrift Strategy(28)	11.18	10.43	1.03	10.74	6.12	0.83	8.53	0.25	289.87	1.07	15.41	163.93	17.59	171.58	17.73	0.52	2.24	35.46
Mortgage Banker Strategy(1)	5.04	5.03	1.45	26.30	9.94	1.41	25.62	0.23	176.62	1.35	10.06	275.61	13.90	276.39	10.33	0.62	3.21	32.29
Diversified Strategy(2)	8.24	7.38	1.19	14.96	7.29	1.13	14.18	0.29	280.52	1.24	13.71	196.16	16.16	218.82	14.46	0.96	2.61	35.82
Companies Issuing Dividends(31)	10.88	10.15	1.05	11.40	6.28	0.86	9.29	0.25	283.42	1.09	15.14	168.72	17.42	176.82	17.32	0.54	2.28	35.36
Equity/Assets <6%(3)	5.60	5.26	1.01	17.00	7.98	0.90	15.34	0.17	183.63	1.21	13.09	209.84	11.56	219.85	15.37	0.46	2.19	27.55
Equity/Assets 6-12%(22)	8.89	8.09	1.07	12.13	6.61	0.84	9.54	0.32	284.05	0.96	14.51	172.35	15.30	181.05	16.69	0.61	2.33	34.41
Equity/Assets >12%(6)	20.49	19.82	1.02	6.06	4.31	0.90	5.41	0.12	346.99	1.46	19.68	135.48	27.75	141.22	21.75	0.35	2.16	43.64
Actively Traded Companies(6)	10.30	10.05	1.02	10.23	6.39	0.97	9.84	0.14	442.30	1.18	15.89	153.21	15.45	158.62	16.77	0.66	2.54	41.00
Holding Company Structure(28)	11.18	10.39	1.07	11.41	6.24	0.87	9.21	0.24	287.52	1.09	15.14	168.89	17.83	177.70	17.31	0.53	2.26	34.95
Assets Over $1 Billion(15)	13.14	11.84	1.28	13.17	6.31	0.93	9.51	0.28	279.09	1.02	14.38	186.91	22.12	199.65	16.25	0.60	2.27	33.47
Assets $500 Million-$1 Billion(6)	9.18	8.73	1.05	11.39	6.73	0.94	10.12	0.19	301.48	1.29	15.08	167.90	15.05	179.55	17.09	0.48	2.11	31.84
Assets $250-$500 Million(7)	8.19	8.05	0.79	10.04	6.55	0.71	8.98	0.26	277.26	1.13	15.93	147.15	11.76	149.46	18.45	0.48	2.04	33.11
Assets less than $250 Million(3)	10.02	10.00	0.61	6.38	4.66	0.73	7.32	0.00	0.00	0.90	16.74	135.86	13.39	136.28	18.69	0.51	3.27	65.07
Goodwill Companies(21)	9.88	8.84	1.16	12.91	6.77	0.91	10.07	0.31	275.08	1.04	14.49	178.68	17.04	190.86	16.39	0.57	2.19	32.02
Non-Goodwill Companies(9)	13.85	13.85	0.82	7.69	5.04	0.76	7.34	0.08	354.32	1.19	16.97	143.98	18.99	143.98	19.54	0.45	2.40	43.02

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary *offerings*.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(15)	13.10	12.21	0.72	6.11	2.96	0.67	5.59	0.69	150.18	1.16	24.63	206.04	26.58	229.25	23.20	0.53	2.42	47.93
BIF-Insured Thrifts(5)	10.70	10.16	0.84	8.15	3.52	0.79	7.52	0.49	147.22	0.98	24.78	189.67	23.68	209.07	24.86	0.62	2.52	49.18
AMEX Traded Companies(2)	17.51	17.51	0.65	3.70	2.68	0.64	3.71	0.51	148.39	1.19	NM	138.20	23.96	138.20	NM	0.23	1.88	44.44
NASDAQ Listed OTC Companies(18)	11.88	10.98	0.76	7.00	3.15	0.70	6.38	0.65	149.48	1.10	24.68	210.43	26.04	235.58	23.53	0.59	2.51	48.88
Mid-Atlantic Companies(13)	11.25	10.35	0.77	7.26	3.23	0.73	6.80	0.72	156.02	1.03	23.54	207.67	23.89	234.69	23.53	0.45	2.23	49.04
Mid-West Companies(4)	12.88	12.04	0.91	7.05	3.46	0.79	5.81	0.58	97.13	0.79	25.89	197.75	25.54	217.74	NM	0.66	2.64	48.31
New England Companies(2)	11.52	11.03	0.53	5.02	2.97	0.55	5.09	0.34	219.69	1.41	29.08	165.22	18.43	177.91	NM	0.88	3.32	44.44
South-East Companies(1)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	237.42	64.83	237.42	NM	0.80	2.57	0.00
Thrift Strategy(19)	12.72	11.93	0.76	6.67	3.09	0.71	6.10	0.65	143.76	1.09	24.13	203.55	26.43	225.74	23.53	0.50	2.27	48.43
Diversified Strategy(1)	8.05	7.07	0.51	6.34	3.44	0.49	6.08	0.41	244.61	1.60	29.08	182.83	14.71	208.19	NM	1.56	5.53	0.00
Companies Issuing Dividends(20)	12.47	11.67	0.75	6.65	3.10	0.70	6.10	0.64	149.36	1.11	24.68	202.40	25.82	224.76	23.53	0.55	2.45	48.43
Equity/Assets 6-12%(12)	9.31	8.29	0.77	8.06	3.58	0.68	7.11	0.69	154.27	1.01	24.07	211.63	21.02	243.54	23.44	0.59	2.45	49.90
Equity/Assets >12%(8)	17.90	17.47	0.72	4.23	2.30	0.73	4.37	0.52	139.54	1.29	29.54	187.90	34.04	195.26	23.92	0.49	2.43	45.02
Holding Company Structure(17)	11.81	11.10	0.79	7.04	3.23	0.72	6.33	0.64	147.17	0.96	23.35	203.52	24.34	225.31	23.44	0.49	2.31	49.24
Assets Over $1 Billion(7)	9.88	8.62	0.94	9.57	3.99	0.90	9.06	0.43	128.18	0.94	25.58	207.46	22.43	245.03	23.93	0.65	2.42	41.06
Assets $500 Million-$1 Billion(3)	16.54	16.39	0.43	3.37	1.82	0.40	3.13	0.32	176.14	1.50	NM	197.87	34.07	202.33	NM	0.50	2.25	44.44
Assets $250-$500 Million(6)	10.09	8.93	0.62	5.96	2.82	0.51	4.81	1.26	141.06	1.29	21.10	226.53	23.64	259.05	NM	0.41	1.85	56.80
Assets less than $250 Million(4)	16.94	16.91	0.82	4.86	2.88	0.80	4.76	0.38	185.83	0.90	21.94	168.05	28.27	168.33	21.94	0.61	3.37	64.15
Goodwill Companies(11)	10.43	8.91	0.77	7.42	3.60	0.71	6.65	0.60	161.80	1.09	25.18	199.28	20.78	239.54	23.62	0.59	2.63	46.76
Non-Goodwill Companies(9)	14.74	14.74	0.73	5.80	2.55	0.69	5.49	0.68	133.81	1.14	23.68	206.30	31.42	206.30	23.40	0.51	2.24	50.94
MHC Institutions(20)	12.47	11.67	0.75	6.65	3.10	0.70	6.10	0.64	149.36	1.11	24.68	202.40	25.82	224.76	23.53	0.55	2.45	48.43

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																		
AF Astoria Financial Corp. of NY	6.65	5.82	1.08	15.70	10.85	1.02	14.88	0.18	208.74	0.70	9.22	146.62	9.74	167.41	9.72	0.88	3.33	30.66
BBX BankAtlantic Bancorp of FL	8.26	6.69	1.21	14.90	10.23	1.04	12.75	0.45	187.06	1.24	9.78	140.56	11.60	173.53	11.43	0.12	1.04	10.17
CFB Commercial Federal Corp. of NE	5.69	4.31	0.79	13.75	10.28	0.28	4.82	0.90	90.33	1.38	9.73	132.80	7.55	175.14	27.74	0.40	1.78	17.32
DSL Downey Financial Corp. of CA	7.44	7.42	0.91	13.06	8.56	0.64	9.20	0.66	43.90	0.33	11.68	143.98	10.72	144.50	16.57	0.36	0.82	9.57
FED FirstFed Financial Corp. of CA	8.77	8.57	1.33	16.13	10.11	1.21	14.67	0.14	NA	1.89	9.89	148.75	13.04	152.22	10.88	0.00	0.00	0.00
FBC Flagstar Bancorp, Inc of MI	4.82	4.82	1.88	37.69	12.37	-0.48	-9.69	1.34	39.12	1.17	8.08	256.48	12.36	256.48	NM	0.40	2.02	16.33
GDW Golden West Fin. Corp. of CA	7.42	7.42	1.51	20.32	8.25	1.50	20.20	0.63	64.05	0.46	12.12	228.79	16.98	228.79	12.19	0.34	0.44	5.30
GPT GreenPoint Fin. Corp. of NY*	8.50	6.73	2.36	27.23	10.71	1.05	12.09	1.24	28.16	0.81	9.34	249.58	21.20	315.04	21.03	1.25	2.47	23.02
NDE IndyMac Bancorp of CA	9.32	8.95	1.73	16.57	10.16	-0.72	-6.92	1.03	51.30	1.20	9.85	160.63	14.97	167.21	NM	0.40	1.56	15.33
NYB New York Community Bcrp of NY*	11.22	5.61	2.37	20.48	6.46	2.18	18.88	0.12	270.47	0.71	15.47	287.05	32.22	NM	16.79	0.84	3.03	46.93
PFB PFF Bancorp, Inc. of Pomona CA	8.66	8.62	1.16	12.47	8.08	1.13	12.10	0.59	166.90	1.14	12.38	160.53	13.90	161.30	12.76	0.40	1.07	13.29
PFS Provident Financal Serv of NJ*	22.84	22.22	0.79	3.44	2.58	0.90	3.96	0.16	323.32	1.05	NM	133.33	30.45	137.05	NM	0.16	0.88	34.04
SOV Sovereign Bancorp, Inc. of PA	6.99	3.69	0.91	13.32	8.21	0.83	12.23	0.70	108.79	1.31	12.18	150.83	10.54	285.81	13.27	0.10	0.61	7.46
SIB Staten Island Bancorp of NY*	9.06	8.26	1.72	19.51	9.96	-0.97	-10.98	0.46	72.32	0.68	10.04	184.32	16.69	202.10	NM	0.52	2.70	27.08
WBS Webster Financial Corp. of CT	7.46	5.22	1.22	15.36	9.30	1.10	13.92	0.44	188.77	1.39	10.75	161.27	12.03	230.37	11.87	0.84	2.22	23.86
WES Westcorp of Irvine CA	4.84	4.84	0.72	14.13	7.91	0.75	14.71	0.52	412.41	2.76	12.64	170.87	8.28	170.97	12.14	0.52	1.87	23.64
AMEX Traded Companies																		
ANE Alliance Bncp of New Eng of CT*	6.48	6.47	0.86	14.51	6.18	0.86	14.51	0.34	288.60	1.46	16.17	209.72	13.59	210.14	16.17	0.30	1.41	22.73
BYS Bay State Bancorp, Inc. of MA(8)	10.43	10.43	1.34	13.21	5.94	1.28	12.60	0.06	NA	0.96	16.84	208.81	21.79	208.81	17.66	0.40	1.56	26.32
BHL Berkshire Hills Bancorp of MA*	11.20	10.22	0.18	1.49	1.21	-0.12	-0.98	NA	NA	1.31	NM	133.33	14.93	146.10	NM	0.48	1.82	NM
BFD BostonFed Bancorp, Inc. of MA	6.01	5.29	-0.08	-1.32	-1.16	-0.62	-10.05	0.98	89.33	1.24	NM	119.32	7.17	135.63	NM	0.64	2.64	NM
CNY Carver Bancorp, Inc. of NY	7.56	7.53	0.77	9.99	10.33	0.77	9.99	0.36	231.00	1.40	9.68	91.73	6.94	92.11	9.68	0.20	1.31	12.66
EFC EFC Bancorp, Inc of Elgin IL	9.22	9.22	0.82	8.42	6.90	0.80	8.23	0.21	192.19	0.53	14.49	119.37	11.01	119.37	14.82	0.56	2.89	41.79
FCB Falmouth Bancorp, Inc. of MA*	10.61	10.61	0.30	2.76	2.02	0.73	6.77	NA	NA	1.13	NM	136.71	14.50	136.71	20.20	0.52	2.06	NM
FAB FirstFed America Bancorp of MA	8.00	5.77	0.95	13.13	8.60	0.09	1.20	0.14	552.59	1.53	11.63	138.83	11.10	192.31	NM	0.80	2.52	29.30
GAF GA Financial Corp., Inc. of PA	11.12	11.11	0.81	7.14	5.51	0.72	6.33	0.26	172.64	0.85	18.16	132.23	14.70	132.37	20.48	0.80	3.13	56.74
GOV Gouverneur Bcp MHC of NY(42.4)	20.02	20.02	0.75	3.70	2.86	0.67	3.31	0.75	102.01	1.17	NM	128.78	25.78	128.78	NM	0.26	2.65	NM
KNK Kankakee Bancorp, Inc. of IL	6.35	5.57	0.50	6.89	6.67	0.41	5.59	2.42	52.67	1.79	15.00	123.65	7.85	140.91	18.51	0.60	1.38	20.69
KYF Kentucky First Bancorp of KY	17.23	17.23	1.25	7.52	6.20	1.25	7.52	0.08	565.57	0.99	16.14	120.01	20.68	120.01	16.14	0.64	3.61	58.18
NBN Northeast Bancorp of Auburn ME*	7.82	7.60	0.84	10.78	9.60	0.59	7.56	NA	NA	1.02	10.42	107.99	8.45	111.19	14.85	0.32	2.13	22.22
SZB SouthFirst Bancshares of AL	8.90	8.51	0.38	3.99	5.29	-0.20	-2.08	0.81	83.25	1.03	18.90	81.42	7.25	85.19	NM	0.60	4.35	NM
SRN Southern Banc Company of AL	16.63	16.62	0.83	5.04	6.58	0.62	3.73	0.07	160.98	0.36	15.21	75.18	12.50	75.22	20.56	0.35	2.40	36.46
TSH Teche Hlding Cp of Franklin LA	10.95	10.95	1.20	11.09	8.78	1.18	10.92	0.42	156.24	0.96	11.39	122.18	13.38	122.18	11.56	0.64	2.11	24.06
WSB Washington SB, FSB of Bowie MD	11.10	11.10	1.15	10.96	8.85	0.58	5.56	NA	NA	0.69	11.30	175.16	19.45	175.16	22.30	0.16	1.94	21.92
WFD Westfield Finl MHC of MA(47.0)*	15.00	15.00	0.55	3.69	2.50	0.62	4.11	0.27	194.76	1.21	NM	147.62	22.15	147.62	NM	0.20	1.11	44.44
WFI Winton Financial Corp. of OH	8.32	8.29	1.16	14.43	10.57	0.80	9.96	1.21	30.83	0.43	9.46	129.10	10.74	129.51	13.71	0.41	3.36	31.78
WRO Woronoco Bancorp, Inc of MA	10.42	10.16	0.72	7.02	5.61	0.54	5.29	0.10	424.97	0.66	17.82	120.99	12.61	124.02	23.64	0.62	2.45	43.66
NASDAQ Listed OTC Companies																		
AMFC AMB Fin. Corp. of Munster IN	7.59	7.59	0.70	9.19	6.65	0.68	9.02	0.87	65.68	0.76	15.04	138.21	10.49	138.21	15.32	0.19	1.12	16.81
ASBP ASB Financial Corp. of OH	10.41	10.41	1.42	13.41	7.59	1.23	11.64	NA	NA	0.81	13.18	175.98	18.32	175.98	15.18	0.52	3.06	40.31
ABBK Abington Bancorp of MA*	5.94	4.92	0.50	8.34	5.95	0.40	6.69	0.22	190.63	1.07	16.79	140.13	8.33	169.36	20.95	0.44	2.00	33.59
AABC Access Anytime Bancorp of NM	7.20	6.35	0.53	7.14	7.98	0.12	1.62	0.87	52.15	0.60	12.53	90.04	6.49	102.17	NM	0.00	0.00	0.00
AFBC Advance Fin. Bancorp of WV	5.98	3.99	0.74	9.51	8.13	0.66	8.46	0.75	40.39	0.48	12.31	112.46	6.72	168.69	13.83	0.48	2.05	25.26
ALLB Alliance Bank MHC of PA (20.0)	9.44	9.44	0.26	2.74	0.92	0.27	2.84	2.98	31.52	1.86	NM	300.69	28.40	300.69	NM	0.36	1.18	NM
ASBI Ameriana Bancorp of IN	8.37	8.06	-0.06	-0.70	-0.62	-0.30	-3.65	3.95	46.32	2.90	NM	115.70	9.68	120.20	NM	0.64	4.41	NM
ABCW Anchor BanCorp Wisconsin of WI	8.40	7.76	1.35	16.94	8.70	1.01	12.60	NA	NA	1.06	11.50	185.26	15.56	200.53	15.46	0.40	1.75	20.10
ALFC Atlantic Liberty Fincl of NY	17.48	17.48	0.72	6.51	3.89	0.72	6.51	NA	NA	0.48	25.71	115.68	20.22	115.68	25.71	0.00	0.00	0.00
BCSB BCSB Bankcorp MHC of MD (36.0)	7.30	6.86	0.45	5.37	2.52	0.37	4.45	0.18	189.33	0.55	NM	208.58	15.23	221.93	NM	0.50	3.07	NM
BKMU Bank Mutual Cp MHC of WI(49.8)	11.07	9.03	0.91	8.27	3.73	0.75	6.84	0.33	139.78	0.76	26.83	222.20	24.60	272.52	NM	0.40	1.22	32.79
BKUNA BankUnited Fin. Corp. of FL	5.51	5.08	0.56	10.11	7.22	0.50	9.04	0.64	50.88	0.58	13.84	129.37	7.13	140.32	15.47	0.00	0.00	0.00
BFSB Bedford Bancshares, Inc. of VA(8)	9.93	9.93	1.16	11.89	6.13	1.16	11.89	0.49	99.00	0.55	16.31	182.93	18.17	182.93	16.31	0.52	2.28	37.14
BRBI Blue River Bancshares of IN	12.32	12.32	-4.02	-39.39	NM	-1.55	-15.15	5.31	33.71	3.04	NM	96.06	11.83	96.06	NM	0.00	0.00	NM
BYFC Broadway Financial Corp. of CA	7.23	7.23	0.73	9.45	7.03	0.73	9.45	0.04	NA	0.91	14.23	128.47	9.29	128.47	14.23	0.15	1.35	19.23
BRKL Brookline Bancorp of MA*	43.10	43.10	1.17	3.27	1.96	0.79	2.22	0.01	NA	1.81	NM	134.27	57.87	134.27	NM	0.34	2.38	NM
CITZ CFS Bancorp, Inc of Munster IN	9.71	9.71	0.39	3.83	3.62	0.44	4.28	1.08	53.22	0.96	27.65	111.55	10.83	111.55	24.74	0.44	3.12	NM
CKFB CKF Bancorp of Danville KY	9.79	9.02	0.95	9.92	7.83	0.95	9.92	1.79	23.49	0.53	12.77	123.48	12.09	134.07	12.77	0.80	3.28	41.88
CAFI Camco Fin Corp of Cambridge OH	9.00	8.73	0.93	10.30	7.82	0.58	6.35	1.47	36.00	0.77	12.78	132.40	11.92	136.55	20.73	0.56	3.29	42.11
CFFN Capitol Fd Fn MHC of KS (30.0)	11.29	11.29	1.01	9.06	4.01	0.80	7.19	0.13	41.32	0.11	24.94	224.05	25.31	224.05	NM	0.92	3.05	NM
CEBK Central Bncrp of Somerville MA*	8.42	7.96	0.73	8.67	6.15	0.83	9.76	NA	NA	0.84	16.26	135.52	11.41	143.28	14.44	0.48	1.43	23.30
CHFN Charter Fincl MHC of GA (20.0)	27.30	27.30	0.28	1.05	0.45	0.22	0.83	0.52	144.34	2.74	NM	237.42	64.83	237.42	NM	0.80	2.57	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
CFSL	Chesterfield Financial of IL	20.12	19.99	0.81	3.93	3.59	0.81	3.93	0.07	525.81	0.83	27.84	111.30	22.39	112.02	27.84	0.24	1.15	32.00
CTZN	Citizens First Bancorp of MI	14.31	14.31	1.25	8.34	6.65	0.99	6.57	0.26	409.19	1.34	15.03	123.94	17.73	123.94	19.09	0.32	1.46	21.92
CFSB	Citizens First Fin Corp. of IL	9.06	9.06	0.56	6.20	5.88	0.38	4.18	2.39	29.09	0.88	16.99	104.84	9.50	104.84	25.21	0.40	1.74	29.63
CSBC	Citizens South Banking of NC	19.30	17.71	0.99	6.30	3.80	0.97	6.17	0.16	370.37	0.99	26.35	128.52	24.81	140.08	26.86	0.24	1.75	46.15
CBSA	Coastal Bancorp of Houston TX	5.05	4.20	0.65	13.18	11.05	0.74	14.91	0.77	94.30	0.96	9.05	116.69	5.89	140.19	8.00	0.48	1.66	15.00
CFCP	Coastal Fin. Corp. of SC	6.61	6.61	1.14	16.42	7.77	0.96	13.82	0.89	93.60	1.40	12.87	195.49	12.92	195.49	15.29	0.22	1.69	21.78
CCBI	Commercial Capital Bcrp of CA	7.23	6.12	1.48	18.37	7.70	0.53	6.54	0.02	NA	0.58	12.99	228.60	16.53	270.20	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	9.04	9.03	1.05	10.77	9.33	0.99	10.08	0.83	74.51	0.76	10.71	119.43	10.80	119.62	11.45	0.36	2.40	25.71
CIBI	Community Inv. Bncp, Inc of OH	10.41	10.41	0.94	9.05	8.71	0.95	9.14	NA	NA	0.56	11.48	101.95	10.62	101.95	11.37	0.32	2.66	30.48
SBMC	Connecticut Bancshares of CT*	10.01	8.88	1.11	11.07	6.21	1.07	10.67	0.10	608.96	1.01	16.09	174.53	17.46	196.63	16.69	0.72	1.79	28.80
CRZY	Crazy Woman Creek Bncorp of WY	17.80	17.49	0.26	1.45	1.52	0.41	2.29	0.97	52.11	0.74	NM	95.07	16.92	96.75	NM	0.48	3.04	NM
DCOM	Dime Community Bancshars of NY*	8.73	6.88	1.65	18.57	7.45	1.58	17.78	0.04	NA	0.71	13.43	238.76	20.85	302.86	14.02	0.56	2.21	29.63
DFBS	Dutchfork Bancshares Inc of SC	14.12	14.12	1.19	8.44	7.27	0.33	2.38	0.42	48.00	0.77	13.75	120.56	17.03	120.56	NM	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.49	6.87	0.70	9.97	5.90	0.74	10.54	0.27	113.59	1.21	16.95	155.59	11.65	169.54	16.03	0.33	2.24	37.93
ESBK	Elmira Svgs Bank, FSB of NY*	7.54	7.31	0.84	11.39	7.17	0.62	8.40	0.63	111.79	1.01	13.94	154.59	11.65	159.38	18.92	0.76	2.17	30.28
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.98	12.98	0.99	7.40	5.65	0.89	6.67	0.03	NA	1.52	17.70	131.59	17.08	131.59	19.65	0.48	1.92	34.04
FFDF	FFD Financial Corp of Dover OH	12.68	12.68	0.68	5.44	5.29	0.37	2.94	0.40	154.66	0.75	18.92	101.45	12.87	101.45	NM	0.40	2.86	54.05
FFLC	FFLC Bancorp of Leesburg FL	7.65	7.65	0.99	12.98	6.15	0.98	12.74	0.39	143.81	0.73	16.25	200.59	15.35	200.59	16.55	0.40	1.47	23.95
FFWC	FFW Corporation of Wabash IN	9.87	9.45	0.99	10.22	9.32	0.72	7.45	1.26	87.54	2.05	10.73	107.59	10.61	112.36	14.73	0.60	3.16	33.90
FMCO	FMS Fin Corp. of Burlington NJ	5.07	4.95	0.71	13.82	6.39	0.70	13.71	0.58	64.58	1.16	15.66	205.36	10.41	210.18	15.79	0.12	0.64	10.00
FFHH	FSF Financial Corp. of MN	8.91	8.00	1.21	13.99	10.62	0.65	7.55	1.08	27.99	0.44	9.41	123.85	11.03	137.81	17.45	1.20	4.59	43.17
FDTR	Federal Trust Corp of FL	6.03	6.03	0.63	9.80	5.86	0.50	7.78	1.41	38.72	0.65	17.06	147.96	8.92	147.96	21.48	0.04	0.69	11.76
FBCI	Fidelity Bancorp of Chicago IL(8)	8.52	8.52	1.51	19.25	10.33	1.67	21.30	0.37	75.41	0.53	9.68	167.85	14.30	167.85	8.75	0.40	1.22	11.83
FSBI	Fidelity Bancorp, Inc. of PA	7.09	6.55	0.69	10.12	7.86	0.62	9.16	0.95	50.22	1.04	12.72	120.29	8.53	130.18	14.06	0.48	2.39	30.38
FFFL	Fidelity Bankshares, Inc of FL	6.40	6.31	0.73	10.20	5.33	0.65	9.18	NA	NA	0.46	18.75	194.13	12.42	196.68	20.83	0.40	1.78	33.33
FFED	Fidelity Fed. Bancorp of IN(8)	6.74	6.74	-1.64	-24.29	-24.29	-1.54	-22.86	2.43	21.08	1.03	NM	100.00	6.74	100.00	NM	0.00	0.00	NM
FBTC	First BancTrust Corp of IL	12.17	12.17	0.75	5.70	6.03	0.52	3.96	0.78	110.84	1.76	16.59	99.16	12.06	99.16	23.89	0.40	1.99	33.06
FBEI	First Bancorp of Indiana of IN	15.78	14.66	0.77	4.59	4.97	0.48	2.85	0.23	241.59	0.83	20.11	95.16	15.02	102.46	NM	0.46	2.63	52.87
FBSI	First Bancshares, Inc. of MO	9.76	9.55	0.85	8.80	8.50	0.85	8.80	NA	NA	0.56	11.76	100.25	9.79	102.50	11.76	0.16	1.00	11.76
FBBC	First Bell Bancorp, Inc. of PA(8)	8.19	8.19	0.95	11.43	7.05	0.90	10.87	0.20	52.00	0.31	14.18	160.39	13.14	160.39	14.91	0.60	2.29	32.43
FCAP	First Capital, Inc. of IN	10.74	9.24	1.00	8.63	5.40	0.99	8.55	0.69	87.44	0.85	18.53	137.51	14.76	159.86	18.69	0.56	2.70	50.00
FDEF	First Defiance Fin. Corp of OH	13.40	12.99	1.62	12.59	12.02	0.42	3.28	0.31	281.49	1.33	8.32	104.60	14.02	107.90	NM	0.60	3.03	25.21
FESX	First Essex Bancorp, Inc of MA*	8.24	7.38	1.19	14.96	7.29	1.13	14.18	0.29	280.52	1.24	13.71	196.16	16.16	218.82	14.46	0.96	2.61	35.82
FFBH	First Fed. Bancshares of AR	10.11	10.11	1.17	11.45	10.36	1.06	10.46	1.15	20.76	0.34	9.66	109.73	11.09	109.73	10.57	0.64	2.21	21.33
FTFC	First Fed. Capital Corp. of WI	6.83	5.42	1.20	17.51	9.11	-0.01	-0.10	0.30	124.64	0.56	10.98	183.30	12.52	230.90	NM	0.56	2.85	31.28
FFBI	First Federal Bancshares of IL	14.97	14.39	0.75	4.60	4.42	0.72	4.41	0.66	45.71	0.68	22.63	97.05	14.53	100.95	23.58	0.44	1.96	44.44
FFSX	First Federal Bankshares of IA	11.20	8.24	0.79	7.13	7.17	0.67	6.03	NA	NA	1.14	13.95	99.83	11.18	135.75	16.51	0.32	1.78	24.81
FFBZ	First Federal Bncrp, Inc of OH	9.37	9.37	0.73	7.76	6.68	0.84	8.98	0.20	324.68	0.76	14.98	115.41	10.81	115.41	12.95	0.22	2.88	43.14
FFCH	First Fin. Holdings Inc. of SC	7.29	6.58	1.23	16.85	7.46	0.97	13.29	0.68	102.59	0.85	13.41	230.42	16.80	255.37	17.00	0.76	2.60	34.86
FFHS	First Franklin Corp. of OH	8.43	8.43	0.46	5.66	5.03	0.29	3.58	0.78	56.62	0.67	19.87	108.58	9.15	108.58	NM	0.30	1.91	37.97
FKAN	First Kansas Fin. Corp. of KS	10.98	10.98	0.43	3.96	4.49	0.38	3.52	0.34	50.58	0.43	22.29	86.52	9.50	86.52	25.08	0.20	1.25	27.78
FKFS	First Keystone Fin., Inc of PA	6.00	6.00	0.55	8.92	6.07	0.46	7.49	0.67	75.35	0.93	16.49	144.76	8.69	144.76	19.62	0.40	1.68	27.78
CASH	First Midwest Fin., Inc. of IA	6.13	5.67	0.48	6.83	6.43	0.47	6.72	0.49	134.37	1.43	15.56	103.69	6.35	112.08	15.82	0.52	2.76	42.98
FMSB	First Mutual Bncshrs Inc of WA*	5.82	5.82	1.09	16.36	8.06	0.91	13.70	0.06	NA	1.20	12.41	213.78	12.44	213.78	14.81	0.31	1.35	16.76
FNFG	First Niagara Financial of NY*	18.82	15.52	1.01	5.36	3.80	0.99	5.25	0.32	206.47	1.08	26.31	140.89	26.51	170.79	26.82	0.20	1.46	38.46
FNFI	First Niles Fin., Inc. of OH	17.49	17.49	1.09	6.04	4.66	0.95	5.24	1.28	59.25	1.91	21.47	131.43	22.99	131.43	24.77	0.56	3.48	74.67
FPTB	First PacTrust Bancorp of CA	17.93	17.93	0.68	4.21	3.09	0.70	4.36	NA	NA	0.74	NM	112.68	20.20	112.68	NM	0.24	1.26	40.68
FPFC	First Place Fin. Corp. of OH	11.88	10.32	0.96	8.24	6.50	0.49	4.23	1.06	59.59	1.05	15.38	128.55	15.27	147.91	29.97	0.50	2.88	44.25
FSFF	First SecurityFed Fin of IL	16.53	16.51	1.77	10.70	7.69	1.76	10.65	0.51	122.67	0.97	13.00	134.88	22.29	135.01	13.07	0.52	1.96	25.49
FSLA	First Sentinel Bancorp of NJ	9.35	9.16	1.15	11.58	6.23	1.11	11.21	0.06	904.02	1.05	16.06	194.34	18.18	198.42	16.59	0.42	2.78	44.68
FBNW	FirstBank NW Corp. of ID	9.04	9.04	0.87	9.55	7.88	0.36	3.99	0.55	188.31	1.34	12.69	117.13	10.59	117.13	NM	0.60	2.35	29.85
FFBK	FloridaFirst Bancorp of FL	12.21	10.90	0.68	5.78	4.39	0.60	5.12	NA	NA	0.92	22.76	127.74	15.59	143.03	25.70	0.28	1.17	26.67
FFIC	Flushing Fin. Corp. of NY*	7.80	7.58	1.06	12.93	6.56	1.23	15.04	0.12	326.84	0.55	15.25	191.36	14.93	197.03	13.11	0.40	1.94	29.63
FKKY	Frankfort First Bancorp of KY	12.97	12.97	0.91	7.10	5.23	0.91	7.10	0.34	17.52	0.07	19.12	136.07	17.65	136.07	19.12	1.12	5.69	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.02	8.02	0.74	9.17	7.61	0.70	8.69	NA	NA	NA	13.13	116.48	9.35	116.48	13.86	0.44	2.50	32.84
GSLA	GS Financial Corp. of LA	15.34	15.34	0.60	3.55	4.61	0.41	2.42	0.33	70.82	0.64	21.70	82.36	12.63	82.36	NM	0.40	2.09	45.45
GCFC	Grand Central Fin. Corp. of OH	15.48	15.48	-0.59	-3.75	-3.16	0.29	1.88	0.72	44.84	0.58	NM	127.24	19.70	127.24	NM	0.36	2.84	NM
GTPS	Great American Bancorp of IL	10.30	10.02	1.10	9.98	7.88	0.80	7.19	0.23	297.99	1.03	12.69	133.28	13.73	137.01	17.62	0.44	1.43	18.11
PEDE	Great Pee Dee Bancorp of SC	17.88	17.00	1.06	5.62	5.69	1.21	6.44	1.09	81.75	1.16	17.56	97.69	17.47	102.78	15.32	0.56	3.89	68.29
GAFC	Greater Atlant. Fin Corp of VA	4.26	4.00	0.31	7.20	6.99	-1.31	-30.55	0.35	100.12	0.66	14.30	103.03	4.39	109.83	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.56	11.56	0.94	7.97	4.56	0.94	7.97	0.15	306.30	0.85	21.94	167.70	19.38	167.70	21.94	0.68	2.92	64.15
GFED	Guaranty Fed Bancshares of MO	9.63	9.62	0.93	9.32	7.34	0.69	6.93	0.40	185.02	0.88	13.63	133.03	12.81	133.14	18.33	0.60	3.76	51.28
HCBB	HCB Bancshares, Inc. of AR	11.02	11.02	0.39	3.67	3.96	0.48	4.53	4.38	16.59	1.73	25.24	94.34	10.39	94.34	20.42	0.36	1.98	50.00
HFFC	HF Financial Corp. of SD	6.50	5.83	0.58	8.84	6.96	0.61	9.23	1.13	50.14	0.76	14.37	125.16	8.14	139.70	13.75	0.46	2.39	34.33
HMNF	HMN Financial, Inc. of MN	9.83	9.27	0.65	6.28	5.71	0.24	2.33	0.81	91.72	0.97	17.50	109.63	10.78	116.31	NM	0.72	3.81	66.67
HARB	Harbor Florida Bancshrs of FL	11.57	11.39	1.74	14.93	5.85	1.60	13.73	0.15	458.28	0.96	17.11	243.22	28.15	247.21	18.59	0.52	2.03	34.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HARL	Harleysville Svgs Fin Cp of PA	6.00	6.00	0.76	12.34	8.16	0.75	12.28	0.04	734.69	0.68	12.25	144.48	8.67	144.48	12.31	0.64	2.55	31.22
HWFG	Harrington West Fncl of CA	5.26	4.63	0.69	13.33	10.76	0.70	13.53	0.02	NA	0.87	9.29	121.77	6.41	138.26	9.16	0.16	1.29	12.03
HFFB	Harrodsburg 1st Fin Bcrp of KY	13.34	12.96	0.69	4.67	4.75	0.75	5.09	NA	NA	0.60	21.05	98.44	13.13	101.30	19.32	0.60	3.65	NM
HTHR	Hawthorne Fin. Corp. of CA	6.51	5.56	1.05	15.97	9.96	1.11	16.91	0.42	329.98	1.66	10.04	141.63	9.21	165.79	9.48	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.74	6.31	0.64	9.43	7.03	0.51	7.58	NA	NA	0.69	14.22	130.51	8.80	139.42	17.68	0.64	2.21	31.37
HFWA	Heritage Financial Corp of WA	11.83	10.70	1.55	12.42	6.08	1.39	11.07	0.43	289.70	1.56	16.45	217.02	25.67	239.96	18.46	0.54	2.38	39.13
HCBC	High Country Bancorp of CO	9.48	9.48	1.06	11.36	7.28	0.74	7.95	2.37	38.29	1.10	13.74	148.84	14.10	148.84	19.63	0.50	1.73	23.81
HIFS	Hingham Inst. for Sav. of MA*	8.70	8.70	1.15	13.04	6.69	1.17	13.26	0.17	385.29	0.86	14.94	189.51	16.49	189.51	14.69	0.68	1.97	29.44
HCFC	Home City Fin. Corp. of OH	7.69	7.46	0.37	4.79	5.22	0.23	2.97	NA	NA	0.47	19.15	91.46	7.03	94.18	NM	0.44	3.24	61.97
HWEN	Home Financial Bancorp of IN	10.57	10.57	0.59	6.08	6.02	0.84	8.60	2.05	27.79	0.73	16.62	98.17	10.37	98.17	11.76	0.12	2.49	41.38
HLFC	Home Loan Financial Corp of OH	14.31	14.31	1.22	8.19	6.80	1.20	8.03	0.38	96.27	0.45	14.71	116.82	16.72	116.82	15.00	0.66	4.40	64.71
HFBC	HopFed Bancorp of KY	10.09	8.79	1.17	9.75	7.46	1.02	8.48	0.08	499.15	0.57	13.41	127.04	12.82	145.93	15.41	0.44	2.67	35.77
HRZB	Horizon Financial Corp. of WA*	12.96	12.89	1.52	11.69	6.87	1.28	9.86	0.20	511.18	1.44	14.56	166.24	21.54	167.07	17.26	0.46	2.75	40.00
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	8.94	8.94	1.49	15.46	4.14	1.45	15.02	0.18	95.39	0.37	24.15	NM	32.62	NM	24.86	0.48	1.89	45.71
HRBT	Hudson River Bancorp Inc of NY	10.35	7.49	1.12	11.41	7.29	1.12	11.41	0.84	182.40	2.32	13.72	148.35	15.35	204.95	13.72	0.52	2.06	28.26
ICBC	Independence Comm Bnk Cp of NY	11.35	9.06	1.58	13.90	8.09	1.56	13.78	0.70	135.48	1.38	12.36	169.66	19.25	212.46	12.47	0.64	2.26	27.95
IFSB	Independence FSB of DC	9.19	9.19	0.16	1.77	1.64	-0.05	-0.61	NA	NA	0.62	NM	108.83	10.00	108.83	NM	0.00	0.00	0.00
JXVL	Jacksonville Bancorp Inc of TX	9.51	8.74	1.50	16.13	11.73	1.51	16.18	NA	NA	0.50	8.52	127.34	12.11	138.54	8.50	0.60	1.99	17.00
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.94	6.72	0.36	4.55	2.79	0.23	2.90	1.64	58.25	1.78	NM	157.48	12.51	185.98	NM	0.30	1.78	63.83
KFBI	Klamath First Bancorp of OR	8.05	5.45	0.48	6.12	5.98	0.36	4.59	0.15	333.67	1.25	16.73	100.29	8.08	148.21	22.31	0.52	2.99	50.00
LSBX	LSB Corp of No. Andover MA*	12.22	12.22	0.64	5.19	4.96	0.55	4.50	0.01	NA	1.84	20.15	106.55	13.02	106.55	23.28	0.48	3.56	71.64
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.91	11.22	9.33	0.63	7.79	1.41	49.41	0.84	10.71	116.53	9.54	116.53	15.43	0.50	2.27	24.27
LARL	Laurel Capital Group Inc of PA	8.64	7.16	0.98	10.20	7.47	0.97	10.13	0.34	185.96	1.06	13.38	134.39	11.62	162.16	13.48	0.76	3.89	52.05
LNCB	Lincoln Bancorp of IN	14.52	14.10	0.83	5.17	5.35	0.59	3.66	0.45	124.35	0.80	18.70	101.87	14.80	104.91	26.40	0.48	2.67	50.00
LOGN	Logansport Fin. Corp. of IN	10.69	10.69	1.06	9.77	10.40	0.97	8.97	1.08	95.23	1.35	9.62	96.07	10.27	96.07	10.48	0.56	3.18	30.60
MAFB	MAF Bancorp, Inc. of IL	8.64	6.93	1.31	15.81	8.88	1.07	12.96	0.62	52.71	0.45	11.26	166.55	14.39	207.64	13.73	0.72	1.95	21.95
MFBC	MFB Corp. of Mishawaka IN	7.62	7.62	0.14	1.80	1.89	-0.12	-1.47	0.85	150.78	1.82	NM	97.13	7.40	97.13	NM	0.44	1.73	NM
MSBF	MSB Financial, Inc of MI	14.46	12.72	1.53	10.56	9.11	0.78	5.41	1.52	35.56	0.72	10.98	117.70	17.02	133.80	21.43	0.46	3.41	37.40
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.91	7.86	6.37	0.86	7.47	0.04	592.19	0.86	15.70	125.30	14.10	126.50	16.52	0.92	2.92	45.77
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	-0.24	-5.84	-6.53	-0.27	-6.39	2.37	20.62	2.80	NM	90.95	3.69	90.95	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	6.08	0.69	8.50	NA	NA	1.24	16.45	157.56	12.88	158.84	18.53	0.60	3.41	56.07
MCBF	Monarch Community Bncrp of MI	17.35	17.35	0.62	3.89	3.86	0.22	1.39	1.64	50.53	1.19	25.92	85.55	14.84	85.55	NM	0.20	1.46	37.74
MBBC	Monterey Bay Bancorp of CA(8)	9.31	9.20	1.07	11.41	6.96	1.04	11.10	0.47	288.90	1.54	14.36	154.49	14.38	156.25	14.77	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	12.00	11.88	1.12	8.77	7.00	0.97	7.65	0.81	102.27	0.97	14.29	132.73	15.93	134.10	16.39	0.40	1.71	24.39
MYST	Mystic Financial of MA*	6.12	6.12	0.44	6.68	5.10	0.32	4.89	0.17	323.34	0.86	19.61	126.13	7.72	126.13	26.78	0.36	1.64	32.14
NASB	NASB Fin, Inc. of Grandview MO	10.57	10.48	2.13	19.83	10.24	1.48	13.71	1.38	46.99	0.79	9.76	179.40	18.96	180.96	14.12	0.68	2.72	26.56
NHTB	NH Thrift Bancshares of NH	7.16	4.67	0.88	13.35	9.95	0.52	7.80	0.08	966.83	1.19	10.05	123.87	8.87	189.98	17.19	0.72	3.27	32.88
NMIL	Newmil Bancorp, Inc. of CT*	8.03	6.73	1.07	13.06	7.24	1.01	12.43	0.21	365.02	1.33	13.81	175.10	14.06	208.80	14.51	0.60	2.63	36.36
NBSI	North Bancshares of Chicago IL	10.12	10.12	0.45	4.59	3.28	0.35	3.59	NA	NA	0.40	NM	138.82	14.05	138.82	NM	0.44	2.62	NM
FFFD	North Central Bancshares of IA	9.04	7.87	1.51	16.21	10.96	1.51	16.21	0.37	202.24	0.90	9.13	145.67	13.16	167.27	9.13	0.84	2.41	21.99
NEIB	Northeast Indiana Bncrp of IN	11.85	11.85	0.76	6.51	6.44	0.59	5.00	2.56	31.27	1.18	15.52	100.39	11.90	100.39	20.22	0.52	2.89	44.83
NEPF	Northeast PA Fin. Corp of PA	7.43	6.02	0.49	6.59	6.86	0.24	3.20	0.55	106.36	1.06	14.58	96.77	7.19	119.54	30.00	0.48	3.08	44.86
NWSB	Northwest Bcrp MHC of PA(25.4)	6.75	5.20	0.87	12.50	5.31	0.84	12.06	0.52	95.33	0.78	18.85	220.36	14.88	286.07	19.54	0.32	2.00	37.65
OCFC	OceanFirst Fin. Corp of NJ	7.76	7.67	1.18	14.64	6.30	0.92	11.47	0.21	283.66	0.78	15.89	239.17	18.56	242.12	20.27	0.80	3.40	54.05
ONFC	Oneida Fincl MHC of NY (45.7)	11.53	8.65	0.85	7.28	2.88	0.69	5.93	0.12	414.15	1.06	NM	246.25	28.39	328.11	NM	0.54	2.22	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	15.47	15.46	1.34	8.97	7.24	1.30	8.66	0.22	272.52	0.96	13.81	122.55	18.96	122.68	14.31	0.44	1.85	25.58
PBNC	PFS Bancorp Inc of IN	21.83	21.83	0.67	2.95	3.14	0.70	3.06	0.48	128.21	0.79	NM	97.87	21.37	97.87	NM	0.30	1.71	54.55
PHSB	PHSB Financial Corp of PA	13.65	13.65	0.78	5.28	5.06	0.71	4.81	0.18	278.43	1.01	19.78	110.77	15.12	110.77	21.71	0.40	2.25	44.44
PVFC	PVF Capital Corp. of OH	8.19	8.19	1.14	14.65	9.83	0.65	8.34	NA	NA	0.66	10.17	141.42	11.58	141.42	17.86	0.30	2.15	21.90
PPBI	Pacific Premier Bncrp of CA(8)	4.72	4.72	0.92	21.49	24.81	0.83	19.56	2.66	44.40	1.55	4.03	81.77	3.86	81.77	4.43	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.53	8.53	1.23	14.12	7.61	1.28	14.74	0.44	97.69	0.67	13.15	179.74	15.34	179.74	12.59	0.80	4.44	58.39
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.87	7.46	6.42	0.84	7.21	0.11	200.35	0.39	15.58	113.89	12.77	113.89	16.11	0.60	2.13	33.15
PVSA	Parkvale Financial Corp of PA	6.10	5.38	0.52	8.70	6.44	0.55	9.16	0.49	187.19	1.22	15.54	133.46	8.14	151.30	14.76	0.72	3.03	47.06
PRTR	Partners Trust MHC of NY(46.4)	12.63	9.74	0.84	6.31	3.38	1.03	7.79	0.91	92.05	1.40	29.54	170.11	21.48	220.53	23.92	0.28	1.39	41.18
PBHC	Pathfinder BC MHC of NY (39.1)*	7.40	5.68	0.60	8.18	4.74	0.41	5.61	1.15	46.49	0.83	21.10	172.55	12.76	224.81	NM	0.40	2.71	57.14
PFSB	PennFed Fin. Services of NJ	6.47	6.27	0.81	12.71	7.61	0.76	11.95	0.10	354.72	0.49	13.15	167.45	10.84	172.75	13.99	0.40	1.41	18.52
PFDC	Peoples Bancorp of Auburn IN	12.30	11.72	1.09	8.92	7.56	1.03	8.41	0.66	61.76	0.55	13.23	115.02	14.15	120.81	14.03	0.64	3.06	40.51
PBCT	Peoples Bank, MHC of CT (40.8)*	8.05	7.07	0.51	6.34	3.44	0.49	6.08	0.41	244.61	1.60	29.08	182.83	14.71	208.19	NM	1.56	5.53	NM
PCBI	Peoples Community Bcrp. of OH	7.12	6.35	0.63	8.44	5.78	0.69	9.26	1.58	91.53	1.76	17.29	139.26	9.92	156.21	15.76	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.08	12.08	0.62	4.95	3.93	0.62	4.95	1.04	50.77	0.64	25.42	125.00	15.10	125.00	25.42	0.48	3.20	NM
PHFC	Pittsburgh Fin Corp of PA	6.00	5.96	0.20	3.60	3.91	0.24	4.35	1.41	57.60	1.34	25.60	91.30	5.48	91.93	21.14	0.38	2.60	66.67
PFSL	Pocahontas Bancorp, Inc. of AR	7.04	4.50	0.75	9.75	9.00	0.48	6.23	0.97	49.38	0.84	11.11	106.67	7.51	166.90	17.39	0.32	2.67	29.63
PORT	Port Fin. Corp of Brighton MA(8)	8.01	8.01	0.99	11.60	4.94	0.89	10.46	0.02	NA	1.19	20.25	229.12	18.35	229.12	22.45	0.80	1.49	30.19
PFNC	Progress Financial Corp. of PA	5.82	5.72	0.48	7.30	4.46	0.54	8.19	0.69	94.20	1.44	22.44	162.93	9.48	165.85	20.01	0.23	1.55	34.85
PBCP	Provident Bcp MHC of NY (45.1)	10.40	9.05	0.97	9.04	3.90	0.91	8.46	0.53	188.79	1.58	25.66	225.21	23.43	258.84	27.41	0.60	1.87	48.00
PROV	Provident Fin. Holdings of CA	8.58	8.56	1.33	14.39	9.65	0.26	2.84	0.09	729.89	1.04	10.36	149.31	12.80	149.53	NM	0.20	0.66	6.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 30, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
PULB	Pulaski Fin Cp of St. Louis MO	7.85	7.85	1.29	16.44	8.70	0.24	3.03	0.76	99.39	1.34	11.50	189.37	14.86	189.37	NM	0.36	1.52	17.48
QCBC	Quaker City Bancorp, Inc of CA	8.60	8.57	1.52	17.80	9.38	1.44	16.96	0.25	297.97	0.91	10.66	182.08	15.65	182.68	11.19	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.05	9.04	1.21	13.23	9.10	0.55	5.98	NA	NA	1.26	10.99	136.49	12.36	136.70	24.32	1.00	2.82	30.96
RVSB	Riverview Bancorp, Inc. of WA	12.99	12.89	1.07	8.12	5.71	1.16	8.85	0.18	366.18	0.90	17.50	139.89	18.17	140.90	16.06	0.50	2.86	50.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.14	14.14	1.02	7.08	2.76	0.97	6.76	0.43	154.87	0.90	NM	255.67	36.14	255.67	NM	0.44	1.36	49.44
RSLN	Roslyn Bancorp, Inc. of NY*	5.04	5.03	1.45	26.30	9.94	1.41	25.62	0.23	176.62	1.35	10.06	275.61	13.90	276.39	10.33	0.62	3.21	32.29
SCFS	Seacoast Fin Serv Corp of MA*	8.18	7.25	0.97	11.88	7.81	0.98	11.96	0.50	184.11	1.13	12.81	152.24	12.46	171.90	12.73	0.48	2.36	30.19
SFBI	Security Financial Bcrp of IN(8)	18.32	18.32	-0.21	-1.11	-0.92	-0.03	-0.15	0.86	80.50	1.48	NM	121.23	22.21	121.23	NM	0.00	0.00	NM
SVBI	Severn Bancorp Inc of MD	9.21	9.14	2.13	22.82	10.31	1.90	20.34	0.26	329.14	0.97	9.70	204.03	18.79	205.53	10.88	0.32	1.43	13.91
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.95	14.95	0.22	1.43	0.79	0.22	1.43	NA	NA	1.06	NM	188.43	28.17	188.43	NM	0.48	3.43	NM
SOBI	Sobieski Bancorp of S. Bend IN	7.31	7.31	-2.50	-32.46	NM	-2.10	-27.19	NA	NA	2.56	NM	91.36	6.68	91.36	NM	0.34	2.62	NM
SPFS	Sound Fed Bancorp Inc of NY	18.01	16.14	1.11	6.16	4.64	1.11	6.16	0.06	508.39	0.56	21.53	132.57	23.88	148.00	21.53	0.20	1.50	32.26
SSFC	South Street Fin. Corp. of NC*	11.27	11.27	0.76	6.81	5.87	0.75	6.68	NA	NA	0.33	17.04	113.30	12.77	113.30	17.36	0.40	4.35	74.07
SMBC	Southern Missouri Bncrp of MO	8.92	7.79	0.99	10.87	9.47	0.99	10.87	0.14	452.93	0.79	10.56	112.85	10.06	129.22	10.56	0.56	2.29	24.14
STFR	St. Francis Cap. Corp. of WI(8)	8.15	7.57	1.03	13.09	8.68	0.47	6.02	0.30	204.25	1.16	11.52	143.71	11.71	154.68	25.06	0.80	2.80	32.26
SFFC	StateFed Financial Corp. of IA	14.12	14.12	0.19	1.35	1.28	0.16	1.08	NA	NA	NA	NM	105.40	14.89	105.40	NM	0.40	3.41	NM
STSA	Sterling Financial Corp of WA	6.31	5.05	0.83	13.87	7.89	0.81	13.51	0.74	108.44	1.19	12.67	145.78	9.20	182.11	13.02	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.54	7.77	0.98	10.40	9.16	0.37	3.94	1.77	39.13	0.98	10.91	112.51	10.73	138.08	28.82	0.36	3.20	34.95
SUPI	Superior Financial Corp of AR(8)	7.61	4.39	0.93	12.35	8.26	0.88	11.71	0.46	169.06	1.30	12.11	146.33	11.14	253.51	12.77	0.50	2.13	25.77
THRD	TF Fin. Corp. of Newtown PA	8.75	8.07	0.62	7.35	5.41	0.47	5.53	0.58	49.00	0.55	18.48	132.55	11.59	143.60	24.60	0.60	1.97	36.36
THTL	Thistle Group Holdings of PA	9.42	8.48	0.60	6.17	5.98	0.55	5.70	0.30	105.67	0.83	16.73	104.10	9.81	115.65	18.12	0.36	2.37	39.56
TONE	TierOne Corporation of NE	16.14	16.14	0.79	4.74	3.40	0.58	3.49	0.34	243.62	0.95	29.38	137.96	22.26	137.96	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.39	17.39	1.71	9.69	8.03	1.50	8.49	0.99	89.95	1.25	12.45	118.74	20.65	118.74	14.20	0.48	2.27	28.24
TRYF	Troy Financial Corp of Troy NY	12.59	10.05	1.13	8.53	5.35	1.11	8.36	0.23	519.28	1.87	18.69	163.55	20.59	204.84	19.08	0.64	2.36	44.14
TRST	TrustCo Bank Corp of NY	8.57	8.55	1.94	22.68	6.20	1.64	19.17	NA	NA	3.79	16.14	NM	31.39	NM	19.10	0.60	5.24	NM
UCBC	Union Community Bancorp of IN	13.36	12.35	1.02	7.37	7.26	1.02	7.37	1.08	34.78	0.50	13.78	102.73	13.73	111.15	13.78	0.60	3.54	48.78
UFBS	Union Fin Bancshares Inc of SC	8.10	6.56	0.56	6.68	5.69	0.51	6.09	0.70	67.82	1.05	17.58	112.52	9.12	139.01	19.28	0.40	2.50	43.96
UCFC	United Community Fin. of OH	13.55	11.63	1.09	8.06	6.89	0.80	5.88	0.90	87.33	1.04	14.51	116.43	15.78	135.61	19.87	0.30	3.28	47.62
UPFC	United PanAm Fin. Corp of CA	7.81	7.81	1.50	16.17	8.99	1.52	16.36	0.07	NA	5.43	11.13	164.63	12.85	164.63	11.00	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	14.39	13.63	1.64	11.66	10.00	1.61	11.50	0.40	186.00	1.07	10.00	111.29	16.02	117.50	10.14	0.33	2.34	23.40
WSFS	WSFS Financial Corp. of DE(8)*	10.18	10.18	7.26	NM	47.74	42.21	NM	0.41	274.71	1.89	2.09	145.42	14.80	145.42	0.36	0.20	0.55	1.14
WVFC	WVS Financial Corp. of PA	8.18	8.18	0.93	12.09	7.62	0.92	11.92	1.14	63.98	2.43	13.12	158.80	12.99	158.80	13.31	0.64	3.46	45.39
WSBI	Warwick Community Bncrp of NY*	9.32	9.02	1.16	11.50	6.58	1.15	11.38	0.43	139.10	1.16	15.20	180.56	16.83	186.72	15.36	0.60	1.99	30.30
WFSL	Washington Federal, Inc. of WA	13.51	13.03	2.04	15.52	9.03	2.01	15.30	NA	NA	0.52	11.08	165.42	22.35	171.59	11.24	0.84	3.58	39.62
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	4.07	0.56	4.56	NA	NA	NA	24.57	123.08	15.13	123.08	26.98	0.45	3.27	NM
WYPT	Waypoint Financial Corp of PA	7.54	7.33	0.86	10.24	7.70	0.68	8.11	0.34	148.58	1.18	12.99	144.70	10.91	148.85	16.41	0.44	2.35	30.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.23	21.11	1.37	6.33	3.33	1.37	6.33	0.23	149.19	0.52	NM	187.29	39.77	188.40	NM	1.00	4.49	NM
WEFC	Wells Fin. Corp. of Wells MN	11.43	11.43	1.49	13.30	12.75	0.75	6.65	0.57	71.20	0.67	7.85	102.14	11.68	102.14	15.69	0.80	3.42	26.85
WEBK	West Essex Bp MHC of NJ (40.1)(8)	13.50	12.79	0.30	2.29	0.68	0.41	3.05	NA	NA	1.07	NM	330.54	44.62	348.96	NM	0.56	1.60	NM
WOFC	Western Ohio Fin. Corp. of OH	12.34	12.34	0.72	5.87	5.83	0.57	4.60	0.48	110.75	0.67	17.15	99.51	12.28	99.51	21.89	1.00	4.08	69.93
WGBC	Willow Grove Bancorp of PA	15.23	15.10	0.92	6.41	4.05	0.82	5.71	0.49	125.94	1.09	24.67	141.74	21.58	142.90	27.70	0.32	2.03	50.00

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	30-May-03	8850.3	963.6	1,595.9	1249.6	467.2

(1) End of period data.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	04/30/03	03/31/03	12/31/02	04/30/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,193.6	1,096.2	1,073.2	1,117.8	8.89	11.22	6.78
MHC Index	1,891.0	1,740.7	1,625.2	1,538.1	8.63	16.35	22.94
Insurance Indexes							
SAIF Thrifts	1,151.9	1,076.2	1,053.9	1,080.8	7.03	9.30	6.58
BIF Thrifts	1,419.7	1,291.7	1,264.5	1,326.7	9.91	12.28	7.01
Stock Exchange Indexes							
AMEX Thrifts	386.2	357.5	350.1	318.8	8.04	10.31	21.12
NYSE Thrifts	779.2	706.0	698.1	745.9	10.36	11.62	4.46
OTC Thrifts	1,371.3	1,291.0	1,240.5	1,244.7	6.22	10.54	10.17
Geographic Indexes							
Mid-Atlantic Thrifts	2,703.3	2,484.6	2,438.7	2,529.5	8.80	10.85	6.87
Midwestern Thrifts	2,661.0	2,518.5	2,421.5	2,422.0	5.66	9.89	9.87
New England Thrifts	1,006.9	944.5	935.2	939.6	6.61	7.68	7.16
Southeastern Thrifts	1,102.9	1,013.6	983.7	1,081.5	8.81	12.12	1.98
Southwestern Thrifts	921.0	911.0	922.8	874.8	1.10	-0.20	5.29
Western Thrifts	1,149.4	1,044.9	1,024.0	1,078.4	10.00	12.25	6.58
Asset Size Indexes							
Less than $250M	1,090.2	1,072.5	1,012.4	930.2	1.65	7.69	17.20
$250M to $500M	2,729.4	2,620.7	2,405.9	2,156.5	4.15	13.45	26.57
$500M to $1B	1,418.0	1,336.4	1,264.6	1,138.6	6.11	12.13	24.54
$1B to $5B	1,679.5	1,567.3	1,521.8	1,488.2	7.16	10.36	12.85
Over $5B	718.2	654.7	645.1	689.2	9.70	11.33	4.21
Pink Indexes							
Pink Thrifts	302.3	294.5	268.4	251.0	2.64	12.61	20.43
Less than $75M	343.1	341.6	319.6	272.4	0.43	7.38	25.95
Over $75M	308.6	300.2	272.8	259.1	2.81	13.12	19.09
Comparative Indexes							
Dow Jones Industrials	8,480.1	7,992.1	8,341.6	9,946.2	6.11	1.66	-14.74
S&P 500	916.9	848.2	879.8	1,076.9	8.10	4.22	-14.86

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions 2001-Present

Date Close	Date Announce	Buyer	Buyer State	Seller	Seller ST	Bank/ Thrift	Seller Financial Data at Announcement: Assets ($000)	Equity/ Assets (%)	TTM ROAA (%)	TTM ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Characteristics: Deal Value ($M)	Price/ Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
03/12/2003	Pending	Northwest Bancorp Inc. (MHC)	PA	First Bell Bancorp, Inc.	PA	Thrift	892,885	8.25	0.98	11.88	0.20	51.22	120.0	26.25	Cash	161.54	161.54	13.00	13.44	8.94
02/14/2003	Pending	Advance Bank	MD	Berean Bank	PA	Thrift	52,793	4.24	-0.49	-11.19	2.59	24.82	NA	NA		NA	NA	NA	NA	NA
12/20/2002	04/25/2003	Sun Bancorp Inc.	PA	Steelton Bancorp, Inc.	PA	Thrift	57,192	10.26	0.21	2.09	0.93	31.66	7.2	22.04	Cash	112.79	112.79	45.92	12.59	4.53
09/12/2002	03/28/2003	Laurel Capital Group Inc.	PA	SFSB Holding Company	PA	Thrift	53,457	13.28	0.25	1.78	0.76	46.81	9.9	19.05	Cash	132.66	132.66	NM	18.55	7.20
09/30/2002	01/17/2003	Royal Bank of Scotland Group		Commonwealth Bancorp, Inc.	PA	Thrift	1,763,820	8.18	1.07	12.71	0.63	173.99	494.5	46.50	Cash	314.61	372.89	26.88	28.04	26.03
03/11/2002	10/31/2002	Berkshire Financial Holdings	PA	USABancShares.com, Inc.	PA	Thrift	283,249	1.06	-2.31	-160.04	0.54	135.63	3.4	0.60	Cash	111.11	113.21	NM	1.21	0.31
02/07/2002	09/13/2002	Northwest Bancorp Inc. (MHC)	PA	Prestige Bancorp, Inc.	PA	Thrift	197,845	6.11	0.23	3.82	3.46	50.75	14.7	13.75	Cash	120.61	120.61	NM	7.43	2.30
10/10/2001	02/22/2002	Fidelity Bancorp Inc.	PA	Carnegie Financial Corporation	PA	Thrift	27,274	10.62	0.61	5.73	0.27	272.00	3.4	14.75	Mixed	114.52	114.52	26.82	12.52	3.07
05/16/2001	10/01/2001	ESB Financial Corp.	PA	WSB Holding Company	PA	Thrift	40,965	12.15	0.27	2.25	0.76	49.84	5.1	17.10	Mixed	104.01	104.01	22.21	12.57	0.51
						Average:	374,387	8.24	0.09	-14.55	1.13	92.97	82.3	19.11		146.48	154.03	26.97	13.29	6.61
						Median:	57,192	8.25	0.25	2.25	0.76	50.75	8.6	17.10		117.57	117.57	36.40	12.58	3.80

EXHIBIT IV-5
Keystone Savings Bank
Director and Senior Management Summary Resumes

Keystone Savings Bank
Director and Senior Management Summary Resumes

The following table sets forth certain information regarding KNBT Bancorp's current directors, all of whom are also trustees of Keystone. Ages are reflected as of March 31, 2003.

Name	Age	Principal Occupation During the Past Five Years	Year Term Expires
Jeffrey P. Feather	60	Chairman and Chief Executive Officer, SunGard Pentamation, Inc., Bethlehem, Pennsylvania; serves as Chairman of the Board of KNBT Bancorp and Keystone.	2006
Michael J. Gausling	45	President and Chief Executive Officer, OraSure Technologies, Inc. since 2002; previously, President and Chief Operating Officer since September 2002; and prior thereto, Chairman, President and Chief Executive Officer of STC Technologies, Inc.	2006
Donna D. Holton	57	President and Chief Operating Officer, Turn of the Century Solutions, Inc.	2006
John A. Mountain	75	Retired Chief Financial Officer, Air Products & Chemicals, Inc.	2005
R. Chadwick Paul, Jr.	49	Chief Executive Officer, Ben Franklin Technology Partners, Northeastern Pennsylvania since 2002; prior thereto, Vice President of Nextlink from 1997 to 2000.	2004
Robert R. Scholl	74	Financial Consultant, Prudential Financial, Inc.	2005
Kenneth R. Smith	63	Vice President, Lehigh University, Bethlehem, Pennsylvania; previously director of community and regional affairs.	2004
R. Charles Stehly	46	Director of Business Relations, Corporate Environments Group.	2004
Richard L. Strain	73	Retired President, Bethlehem Area Chamber of Commerce.	2005

Keystone Savings Bank
Director and Senior Management Summary Resumes(continued)

Upon consummation of the merger, Messrs. Fainor, Martin, Mulholland, Peischl and Stevens and Ms. Thulin will be appointed as directors of KNBT and of Keystone. Set forth in the table below is certain biographical information with respect to such persons. Ages are reflected as of March 31, 2003.

Name	Age	Principal Occupation During the Past Five Years	Year Term Expires
Scott V. Fainor	41	President and Chief Executive Officer of First Colonial and Nazareth National Bank since January 2002; previously served as Executive Vice President of First Union from 2001 until January 2002 and President of the Lehigh Valley/Northeastern Pennsylvania Region, First Union from 1997 to December 2000.	2004
Christian F. Martin	46	Chairman and Chief Executive Officer of C.F. Martin & Co., Inc., Nazareth Pennsylvania, a guitar manufacturer, since 1975.	2004
Daniel B. Mulholland	50	Consultant for and formerly President of Mallinckrodt Baker, Inc., Phillipsberg, New Jersey, a chemical manufacturer, since 1974.	2005
Charles J. Peischl	58	Partner in the law firm Peters, Moritz, Peischl, Zulick & Landers, Nazareth, Pennsylvania.	2005
Richard Stevens, III	70	Prior to his retirement, served as Division Manager of Marketing for Computer Aid, Inc., Allentown, Pennsylvania; currently serves as Chairman of the Board of First Colonial and Nazareth National Bank.	2006
Maria Zumas Thulin	49	Executive President of Arcadia Development Corporation, Bethlehem, Pennsylvania, a real estate development and management company.	2006

Executive Officers Who Are Not Directors. The following individual currently serves as KNBT Bancorp's executive officer and also serves as an executive officer of Keystone but does not serve on KNBT Bancorp's board of directors or the board of trustees of Keystone. Age is as of March 31, 2003.

Name	Age	Principal Occupation During the Past Five Years
Eugene T. Sobol	58	Senior Executive Vice President and Chief Operating Officer of KNBT Bancorp since 2003; Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of Keystone since February 2003; prior thereto, Executive Vice President, Chief Financial Officer and Treasurer.

In connection with the consummation of the merger, Mr. Fainor, currently President of First Colonial and Nazareth National Bank, will be elected as KNBT Bancorp's President and Chief Executive Officer and Mr. Reid Heeren, currently Treasurer and Vice President of First Colonial, as Executive Vice President and Chief Financial Officer. In accordance with KNBT Bancorp's Bylaws, KNBT Bancorp's executive officers are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

Management of Keystone after the Merger

All of KNBT Bancorp's executive officers will also serve as executive officers of Keystone. In addition, in connection with the completion of the merger, Messrs. Scott V. Fainor and Reid L. Heeren, currently executive officers of First Colonial and Nazareth National Bank, will be appointed President and Chief Executive Officer and Executive Vice President-Chief Financial Officer, respectively, of Keystone. Set forth below is information with respect to Mr. Heeren's principal occupations during the past five years. For information regarding Mr. Fainor, see "- Management of KNBT Bancorp – Board of Directors."

Reid L. Heeren. Mr. Heeren, age 62 years (as of March 31, 2003), currently serves as Treasurer and Vice President of First Colonial, since January 1987 and April 1985, respectively. Mr. Heeren also has served as Executive Vice President and Chief Financial Officer of Nazareth National Bank, since August 1997.

Source: Keystone Savings' prospectus.

EXHIBIT IV-6
Keystone Savings Bank
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Pro Forma Regulatory Capital Ratios

	KNBT Bancorp and Keystone Historical at March 31, 2003		First Colonial and Nazareth National Bank Historical at March 31, 2003		Pro Forma Combined Historical at March 31, 2003		Pro Forma at March 31, 2003 Based on: Shares Sold at $10.00 Per Share		Shares Sold at $10.00 Per Share		Shares Sold at $10.00 Per Share		Shares Sold at $10.00 Per Share	
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)													
Capital at Holding Company Level:														
GAAP capital	$ --	--%	$ 40,488	6.52%	$201,215	11.79%	$312,447	17.18%	$333,078	18.11%	$353,709	19.02%	$377,434	20.04%
Tier 1 leverage capital:														
Actual	$ --	--%	$ 52,230	8.58%	$103,803	6.40%	$215,035	12.41%	$235,666	13.44%	$256,297	14.45%	$280,022	15.58%
Requirement	$ --	--%	$ 24,350	4.00%	$ 64,864	4.00%	$ 69,313	4.00%	$ 70,138	4.00%	$ 70,964	4.00%	$ 71,913	4.00%
Excess	$ --	--%	$ 27,880	4.58%	$ 38,939	2.40%	$145,721	8.41%	$165,528	9.44%	$185,333	10.45%	$208,109	11.58%
Tier 1 risk-based capital:														
Actual	$ --	--%	$ 52,230	17.00%	$103,803	11.54%	$215,035	23.33%	$235,666	25.46%	$256,297	27.56%	$280,022	29.96%
Requirement	$ --	--%	$ 12,293	4.00%	$ 35,977	4.00%	$ 36,867	4.00%	$ 37,032	4.00%	$ 37,197	4.00%	$ 37,387	4.00%
Excess	$ --	--%	$ 39,937	13.00%	$ 67,826	7.54%	$178,167	19.33%	$198,634	21.46%	$219,099	23.56%	$242,635	25.96%
Total risk-based capital:														
Actual	$ --	--%	$ 57,284	18.64%	$110,604	12.30%	$221,836	24.07%	$242,467	26.19%	$263,098	28.29%	$286,823	30.69%
Requirement	$ --	--%	$ 24,585	8.00%	$ 71,955	8.00%	$ 73,734	8.00%	$ 74,064	8.00%	$ 74,395	8.00%	$ 74,774	8.00%
Excess	$ --	--%	$ 32,699	10.64%	$ 38,649	4.30%	$148,101	16.07%	$168,403	18.19%	$188,703	20.29%	$212,049	22.69%
Capital at Bank Level:														
GAAP capital	$114,295	11.0%	$ 40,488	6.52%	$205,367	12.06%	$265,050	15.04%	$276,402	15.59%	$287,752	16.12%	$300,805	16.73%
Tier 1 leverage capital:														
Actual	$109,186	10.8%	$ 43,214	7.16%	$103,803	6.42%	$163,486	9.75%	$174,838	10.36%	$186,188	10.96%	$199,241	11.64%
Requirement	$ 40,514	4.0%	$ 24,142	4.00%	$ 64,656	4.00%	$ 67,043	4.00%	$ 67,498	4.00%	$ 67,952	4.00%	$ 68,474	4.00%
Excess	$ 68,672	6.8%	$ 19,072	3.16%	$ 39,147	2.42%	$ 96,443	5.75%	$107,340	6.36%	$118,237	6.96%	$130,768	7.64%
Tier 1 risk-based capital:														
Actual	$109,186	18.4%	$ 43,214	14.27%	$103,803	11.61%	$163,486	18.04%	$174,838	19.24%	$186,188	20.44%	$199,241	21.81%
Requirement	$ 23,685	4.0%	$ 12,112	4.00%	$ 35,776	4.00%	$ 36,254	4.00%	$ 36,344	4.00%	$ 36,435	4.00%	$ 36,540	4.00%
Excess	$ 85,501	14.4%	$ 31,102	10.27%	$ 68,027	7.61%	$127,233	14.04%	$138,493	15.24%	$149,753	16.44%	$162,702	17.81%
Total risk-based capital:														
Actual	$111,875	18.9%	$ 47,326	15.63%	$110,604	12.37%	$170,287	18.79%	$181,639	19.99%	$192,989	21.19%	$206,042	22.56%
Requirement	$ 47,369	8.0%	$ 24,233	8.00%	$ 71,552	8.00%	$ 72,507	8.00%	$ 72,689	8.00%	$ 72,870	8.00%	$ 73,079	8.00%
Excess	$ 64,506	10.9%	$ 23,103	7.63%	$ 39,052	4.37%	$ 97,780	10.79%	$108,950	11.99%	$120,119	13.19%	$132,963	14.56%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: Keystone Savings' prospectus.

EXHIBIT IV-7
Keystone Savings Bank
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Keystone Savings Bank
Prices as of May 30, 2003

Price Multiple		Symbol	Subject (1)		Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	15.42	x	17.72	16.73	16.83	16.49	15.38	14.29
Price-core earnings ratio		P/Core	18.34	x	21.33	20.17	18.65	18.12	17.33	16.24
Price-book ratio	=	P/B	74.41%		123.01	123.94	132.92	134.39	143.34	132.73
Price-tangible book ratio	=	P/TB	87.07%		128.76	126.50	148.15	143.60	154.09	140.90
Price-assets ratio	=	P/A	13.45%		13.98	14.10	10.98	10.54	14.84	13.13

Valuation Parameters

Pre-Conversion Earnings (Y)	$14,116,000
Pre-Conversion Book Value (B)(2)	$197,612,000
Pre-Conv. Tang. Book Val. (B)(2)	$149,169,000
Pre-Conversion Assets (A)(2)	$1,706,911,000
Reinvestment Rate (3)(R)	4.09%
Est. Conversion Expenses (4)(X)	2.28%
Tax rate (TAX)	37.00%

ESOP Stock Purchases (E)	8.00%	(6)
Cost of ESOP Borrowings (S	0.00%	(5)
ESOP Amortization (T)	15.00	years(6)
RRP Amount (M)	4.00%	
RRP Vesting (N)	5.00	years (6)
Shares Issued to FTCG	8,287,486	
Percent of Total Shares (A)	33.44%	
Foundation (F)	8.00%	
Tax Benefit (Z)	4,521,400	
Percentage Sold (PCT)	100.00%	

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F-A)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $247,844,860

2. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F-A)}$ V= $247,844,860

3. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F-A)}$ V= $247,844,860

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Shares Issued To FTCG	Total Shares Issued	Aggregate Market Value of Stock Issued
Supermaximum	20,201,188	10.00	$202,011,880	1,616,095	8,287,486	30,104,769	$ 301,047,690
Maximum	17,566,250	10.00	175,662,500	1,405,300	8,287,486	27,259,036	272,590,360
Midpoint	15,275,000	10.00	152,750,000	1,222,000	8,287,486	24,784,486	247,844,860
Minimum	12,983,750	10.00	129,837,500	1,038,700	8,287,486	22,309,936	223,099,360

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes deduction of $3.6 million of non-recurring merger expenses, net of taxes.
(3) Net return reflects a reinvestment rate of 4.09% and a tax rate of 37.00%.
(4) Offering expenses shown at estimated midpoint value.
(5) No cost is applicable since holding company will fund the ESOP loan.
(6) It has been assumed that the ESOP amortizes over 15 years, but no final determination has been made. The RRP amortizes over 5 years. Both the ESOP and RRP expenses are taxed effected at a 37.00% tax rate.

EXHIBIT IV-8
Keystone Savings Bank
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Keystone Savings Bank
At the Minimum

1.	Offering Proceeds	$129,837,500
	Less: Estimated Offering Expenses	3,264,505
	Net Conversion Proceeds	$126,572,995

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$126,572,995
Less: Non-recurring merger expenses	5,073,000
Less: Non-Cash Stock Purchases (1)	15,580,500
Net Proceeds Reinvested	$105,919,495
Estimated net incremental rate of return	2.58%
Earnings Increase	$2,729,228
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	436,254
Less: Recognition Plan Vesting (4)	654,381
Net Earnings Increase	$1,638,593

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$14,116,000	$1,638,593	$15,754,593
12 Months ended March 31, 2003 (core)	$11,556,000	$1,638,593	$13,194,593

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$197,612,000	$110,992,495	$3,843,190	$312,447,685
March 31, 2003(Tangible)	$149,169,000	$110,992,495	$3,843,190	$264,004,685

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$1,706,911,000	$110,992,495	$3,843,190	$1,821,746,685

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) It has been assmued, but no final determination has been made, that ESOP borrowings are amortized over 15 years, and the amortization expense is tax-effected at a 37.00% rate.
(4) RRP is amortized over 5 years, and the amortization expense is tax effected at 37.00%.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Keystone Savings Bank
At the Midpoint

1.	Offering Proceeds	$152,750,000
	Less: Estimated Offering Expenses	3,475,300
	Net Conversion Proceeds	$149,274,700

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$149,274,700
Less: Non-recurring merger expenses	5,073,000
Less: Non-Cash Stock Purchases (1)	18,330,000
Net Proceeds Reinvested	$125,871,700
Estimated net incremental rate of return	2.58%
Earnings Increase	$3,243,336
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	513,240
Less: Recognition Plan Vesting (4)	769,860
Net Earnings Increase	$1,960,236

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$14,116,000	$1,960,236	$16,076,236
12 Months ended March 31, 2003 (core)	$11,556,000	$1,960,236	$13,516,236

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$197,612,000	$130,944,700	$4,521,400	$333,078,100
March 31, 2003(Tangible)	$149,169,000	$130,944,700	$4,521,400	$284,635,100

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$1,706,911,000	$130,944,700	$4,521,400	$1,842,377,100

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) It has been assmued, but no final determination has been made, that ESOP borrowings are amortized over 15 years, and the amortization expense is tax-effected at a 37.00% rate.
(4) RRP is amortized over 5 years, and the amortization expense is tax effected at 37.00%.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Keystone Savings Bank
At the Maximum

1.	Offering Proceeds	$175,662,500
	Less: Estimated Offering Expenses	3,686,095
	Net Conversion Proceeds	$171,976,405

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$171,976,405
	Less: Non-recurring merger expenses	5,073,000
	Less: Non-Cash Stock Purchases (1)	21,079,500
	Net Proceeds Reinvested	$145,823,905
	Estimated net incremental rate of return	2.58%
	Earnings Increase	$3,757,445
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	590,226
	Less: Recognition Plan Vesting (4)	885,339
	Net Earnings Increase	$2,281,880

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2003 (reported)	$14,116,000	$2,281,880	$16,397,880
	12 Months ended March 31, 2003 (core)	$11,556,000	$2,281,880	$13,837,880

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	March 31, 2003	$197,612,000	$150,896,905	$5,199,610	$353,708,515
	March 31, 2003(Tangible)	$149,169,000	$150,896,905	$5,199,610	$305,265,515

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	March 31, 2003	$1,706,911,000	$150,896,905	$5,199,610	$1,863,007,515

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) It has been assmued, but no final determination has been made, that ESOP borrowings are amortized over 15 years, and the amortization expense is tax-effected at a 37.00% rate.
(4) RRP is amortized over 5 years, and the amortization expense is tax effected at 37.00%.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Keystone Savings Bank
At the Supermaximum Value

1.	Offering Proceeds	$202,011,880
	Less: Estimated Offering Expenses	3,928,509
	Net Conversion Proceeds	$198,083,371

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$198,083,371
Less: Non-recurring merger expenses	5,073,000
Less: Non-Cash Stock Purchases (1)	24,241,426
Net Proceeds Reinvested	$168,768,945
Estimated net incremental rate of return	2.58%
Earnings Increase	$4,348,669
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	678,760
Less: Recognition Plan Vesting (4)	1,018,140
Net Earnings Increase	$2,651,770

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$14,116,000	$2,651,770	$16,767,770
12 Months ended March 31, 2003 (core)	$11,556,000	$2,651,770	$14,207,770

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$197,612,000	$173,841,945	$5,979,552	$377,433,497
March 31, 2003(Tangible)	$149,169,000	$173,841,945	$5,979,552	$328,990,497

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
March 31, 2003	$1,706,911,000	$173,841,945	$5,979,552	$1,886,732,497

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) It has been assmued, but no final determination has been made, that ESOP borrowings are amortized over 15 years, and the amortization expense is tax-effected at a 37.00% rate.
(4) RRP is amortized over 5 years, and the amortization expense is tax effected at 37.00%.
(5) Reflects tax benefit of the contribution to the Foundation.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CITZ	CFS Bancorp, Inc of Munster IN	6,295	1,032	-351	0	6,976	12,267	0.57
CTZN	Citizens First Bancorp of MI	12,385	-3,942	1,340	0	9,783	8,480	1.15
EFC	EFC Bancorp, Inc of Elgin IL	6,167	-200	68	0	6,035	4,599	1.31
FPFC	First Place Fin. Corp. of OH	14,982	-10,974	3,731	0	7,739	13,313	0.58
GAF	GA Financial Corp., Inc. of PA	7,007	-1,157	393	0	6,243	4,984	1.25
HMNF	HMN Financial, Inc. of MN	4,688	-4,492	1,527	0	1,723	4,343	0.40
MASB	MassBank Corp. of Reading MA	9,109	-685	233	0	8,657	4,539	1.91
MFSF	MutualFirst Fin. Inc. of IN	8,662	-1,711	582	0	7,533	5,276	1.43
THRD	TF Fin. Corp. of Newtown PA	4,505	-1,696	577	0	3,386	2,738	1.24
THTL	Thistle Group Holdings of PA	4,810	-589	200	0	4,421	5,269	0.84
UCFC	United Community Fin. of OH	21,542	-8,857	3,011	0	15,696	34,415	0.46
WGBC	Willow Grove Bancorp of PA	7,286	-1,179	401	0	6,508	11,336	0.57
WRO	Woronoco Bancorp, Inc of MA	5,128	-1,907	648	0	3,869	3,620	1.07

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (22)
- William E. Pommerening, Managing Director (18)
- Gregory E. Dunn, Senior Vice President (20)
- James P. Hennessey, Senior Vice President (17)
- James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com